EXHIBIT D

Bolivarian Republic of Venezuela

     This description of the Bolivarian Republic of Venezuela is dated as of September 21, 2004 and appears as Exhibit D to the Bolivarian Republic of Venezuela’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2003.

TABLE OF CONTENTS

Principal Economic Indicators	2
Recent Developments	3
Bolivarian Republic of Venezuela	9
The Venezuelan Economy	16
Principal Sectors of the Venezuelan Economy	45
The Financial System	62
Public Finance	69
Public Debt	78
Tables and Supplementary Information	86

PRINCIPAL ECONOMIC INDICATORS

	As of or For the Year Ended December 31,
	1999		2000		2001		2002(1)		2003(1)
	(percentage change)
Real GDP Growth (Decline)(2)		(6.1)%		3.2%		2.8%		(8.9)%		(9.4)%
Petroleum Sector		(7.4)		3.2		(0.9)		(12.6)		(10.7)
Non-petroleum Sector		(5.4)		3.0		4.0		(6.5)		(8.0)
Consumer Prices
End of Period		20.0		13.4		12.3		31.2		27.1
Average		23.6		16.2		12.5		22.5		31.1
Wholesale Prices
End of Period		13.6		15.8		10.7		51.3		48.9 (6)
Average		16.2		15.2		14.9		34.3		53.1 (6)
Unemployment (in %)		14.5%		13.2%		12.8%		16.2%		16.8%
	(in millions of U.S. dollars, except where noted)
Balance of Payments
Exports (f.o.b.)		$20,963		$33,529		$26,667		$26,656		$25,750
Imports (f.o.b.)		(14,492)		(16,865)		(19,207)		(13,622)		(10,707)
Trade Balance		6,471		16,664		7,460		13,034		15,043
Current Account Surplus (Deficit)		2,122		11,853		1,987		7,423		9,624
Overall Balance		1,068		5,953		(1,839)		(4,427)		5,443
International Reserves
Gross Banco Central Reserves		$15,164		$15,883		$12,296		$12,003		$20,666 (7)
Liquid Banco Central Operating Reserves		11,707		12,634		8,825		8,038		15,546
Net International Reserves at Banco Central		14,404		15,656		12,264		11,974		20,626
Other International Monetary Assets(3)		1,246		1,385		257		506		532
Stabilization Fund		215		4,588		6,227		2,857		700
Average Petroleum Export Price (U.S.$/barrel)		16.0		25.9		20.2		22.0		25.7
Imports Coverage(4)		12.6		11.3		7.7		10.6		23.2
	(in billions of 1984 Constant Bolívares)
Central Government
Total Revenues	Bs.	96.8	Bs.	113.9	Bs.	121.6	Bs.	118.0	Bs.	113.3
Total Expenditures		106.1		123.3		147.0		137.0		134.6
Overall Surplus (Deficit)		(9.3)		(9.4)		(25.5)		(19.0)		(21.3)
(as percentage of GDP)		(1.7)%		(1.6)%		(4.2)%		(3.5)%		(4.3)%
	(percentage change in real terms)
Monetary Aggregates(5)
Money Supply (M2)		(0.1)%		12.7%		(7.2)%		(12.1)%		24.0
Monetary Base		10.0%		4.0%		(0.4)%		(9.4)%		15.2

(1)	Preliminary figures.

(2)	Based on constant Bolívares of 1984 purchasing power, referred to as 1984 Constant Bolívares. One U.S. Dollar is the equivalent of 5.03 1984 Constant Bolívares. Calculation of Real GDP Growth figures include certain import rights that are not itemized as components of petroleum or non-petroleum Real GDP Growth.

(3)	Other than amounts in the Stabilization Fund.

(4)	Number of months of Imports covered by Gross Banco Central Reserves.

(5)	Calculated by dividing Money Supply (M2) and Monetary Base nominal levels by Consumer Price Index in 1997 Constant Bolívares. One U.S. Dollar is the equivalent of 358.44 1997 Constant Bolívares.

(6)	Based on constant Bolívares of 1997 purchasing power, referred to as 1997 Constant Bolívares.

(7)	This figure includes certain amounts approved for conversion to U.S. Dollars, but not yet disbursed, under the Exchange Control Regime, as of December 31, 2003.

n.a.: Not available.

Sources: Banco Central and National Institute of Statistics, referred to as INE. II.

RECENT DEVELOPMENTS

Recent Political Developments

Beginning in December 2001, Venezuela experienced intense political and social turmoil involving groups that oppose and those that support the government of President Hugo Chávez Frías, referred to as the Government. Although the political scene is divided, the Chávez administration, through coalitions with other political parties, effectively controls a majority of the Asamblea Nacional, or the National Assembly, as well as most state governments, and, according to opinion polls, has broad support among the poorer segments of Venezuelan society. On August 15, 2004, Venezuelan citizens voted on a recall referendum and approximately 59% of the voters voted against recalling President Chávez.

On April 11, 2002, a coup d’etat ousted President Chávez for two days and installed in his place business leader Pedro Carmona. Since December 2001, the opposition has staged four nation-wide work stoppages to protest against the Government, the most recent of which began on December 2, 2002 and ended on February 3, 2003 and affected the operations of the state-owned oil company Petróleos de Venezuela, S.A., referred to as PDVSA.

Political instability had serious effects on the performance of the Venezuelan economy, with a sharp drop in investment and a general recession in 2002. The Government estimates that this most recent work stoppage resulted in lost revenues to the National Treasury of Bs.900 billion, decreased revenues due to lost production to PDVSA of U.S.$5.2 billion (of which U.S.$2.8 billion represented lost oil exports) and at times halted as much as 80% of the operations of the oil industry. Gross Domestic Product, or GDP, declined in real terms by 8.9% in 2002 as compared to 2001 and by 9.2% in 2003 as compared to 2002. At year-end 2002, inflation, as measured by the consumer price index, or CPI, had increased by 31%, as compared to the prior year, and unemployment was 16.2%. For the year ended December 31, 2003, the rate of inflation, as measured by the CPI, was 27.1%, and unemployment was 16.8%. Economic activity has recovered in 2004, as real GDP registered a 23.1% rate of growth for the first six months of the year, as compared to the same period in 2003. As of August 2004, inflation, as measured by the CPI, stood at 21.9% and 14.0% on a year-over-year and year-to-date basis, respectively.

In addition, many street demonstrations and rallies have taken place both in support of and against President Chávez. While most of these demonstrations have been peaceful, there have been a number of fatalities and injuries during these public demonstrations.

Civic groups representing the middle class, the media, the local business sector, Confederación de Trabajadores de Venezuela, or CTV, the country’s largest labor union, which represents close to 15% of the unionized labor force in Venezuela, and current and former military officers have led opposition protests. The Coordinadora Democrática, or the Democratic Coordinating Committee, a civilian political organization, led the anti-Government movement. The opposition has charged President Chávez with trying to impose an authoritarian regime, pushing the nation into a deep recession, poorly managing the public sector, supplying weapons to groups of its government supporters and carrying out violent actions against members of the opposition.

The Chávez administration contends that a major political shift based on popular participation is occurring, which it has called a “Bolivarian Revolution”. In 1999, under the Chávez administration, a new Constitution was approved by a significant majority of Venezuelans in a popular referendum. The new Constitution contains provisions designed to benefit the poorest sectors of the population, modify the structure of the branches of Government and introduce significant advances in human rights. The Government has introduced further social and economic reforms aimed at benefiting the poor. The Chávez administration, through coalitions with other political parties, effectively controls a majority of the National Assembly and the state governments, and, according to opinion polls, has broad support among the poorer segments of society.

The April 2002 Coup d’Etat

Early in April 2002, President Chávez appointed a new board of directors of Venezuela’s state-owned oil company, PDVSA. PDVSA management protested the appointments and was joined by sympathetic labor groups in a two-day general strike which culminated in a public rally by thousands of opposition demonstrators demanding the resignation of President Chávez on April 11, 2002. A clash between demonstrators and supporters of the Government resulted in 17 dead and approximately 100 injured.

A group of high-ranking military officers publicly blamed President Chávez for the civilian deaths, refused to recognize his authority, detained him in the presidential palace and transferred him to Caracas’ military garrison, effecting a coup d’etat. It was widely reported that President Chávez had resigned. On April 12, 2002, opposition groups gathered at the Presidential Palace appointed Pedro Carmona, at the time the president of the leading business federation, Fedecámaras, as transitional President. Mr. Carmona issued a decree dissolving all of the other branches of Government, including the National Assembly, the Supreme Court, the National Electoral Council, the Attorney General’s Office and the Office of the Comptroller General, as well as all elected political positions, including state governors and mayors. In response to the removal of President Chávez from office and the decree issued by Mr. Carmona, supporters of Mr. Chávez protested publicly. Mr. Carmona’s actions were also protested by some of the military officers who participated in the coup d’etat. On the morning of April 13, 2002, Mr. Carmona reinstated the National Assembly. He was detained by military officers loyal to President Chávez that afternoon, and a few hours later President Chávez returned to office.

The December 2002 Work Stoppage

The most recent and damaging of the nation-wide work stoppages began on December 2, 2002 and ended on February 3, 2003. It was called by the Democratic Coordinating Committee, CTV and Fedecámaras and was joined by managers of PDVSA, many key PDVSA employees, certain officers of Venezuela’s oil tankers and merchant fleet, banks, the media, private and public universities and other sectors of the country.

For a 20-day period in January 2003, oil tankers anchored in front of oil terminals, blocking shipments to and from the facilities. The participation of the oil sector in this general work stoppage severely crippled oil production, which dropped as low as 25,000 bpd at the height of the work stoppage. In January 2003, PDVSA was forced to declare an event of force majeure with respect to its international petroleum sales contracts, which was ultimately lifted on crude oil sales contracts in March 2003 and on gasoline sales contracts in April 2003. In response to this emergency situation, the Government activated the industry’s oil contingency plan, including military protection of some of PDVSA’s facilities, requested aid from the Organization of the Petroleum Exporting Countries, or OPEC, in the form of both fuel and personnel, and received assistance in the form of oil and gas deliveries from Brazil, Trinidad & Tobago and Qatar. The production and distribution of foodstuffs also was affected, resulting in food shortages in certain regions.

In late January 2003, the Government announced a restructuring of the oil industry, including a reorganization of PDVSA. Approximately 18,000 of PDVSA’s almost 40,000 employees joined the work stoppage and were subsequently dismissed from PDVSA. Government officials reported, however, that a substantial part of PDVSA’s billing and computer systems had been damaged or sabotaged, effectively hampering efforts to return to normal levels of operation. The Attorney General of the Republic initiated charges against Mr. Juan Fernández and Mr. Carlos Ortega, the presidents of Fedecámaras and CTV, respectively, on counts of conspiracy and acts against national security for their roles in the December 2002 work stoppage. In an effort to avoid these charges, they fled Venezuela, and Mr. Ortega requested political asylum in Costa Rica.

The Referendum

The December 2002 work stoppage failed to achieve its primary objective of removing President Chávez from power. Since that date, pro-Government and opposition forces have taken steps towards resolving the political crisis through the electoral process. On November 8, 2002, César Gaviria, the Secretary General for the Organization of American States, referred to as the OAS, facilitated an agreement between the Government and the opposition to launch the Mesa de Negociación y Acuerdos, referred to as the Negotiation Table. The Negotiation Table was an institutional effort to facilitate the domestic political negotiation process by paving the way for a democratic and constitutional settlement of existing disputes regarding the opposition’s efforts to conduct a recall referendum on President Chávez’s term of office.

The Government and the opposition signed an agreement on May 29, 2003, mediated by the OAS, which established the political principles for a constitutional, democratic, peaceful and electoral solution to the political instability facing Venezuela. The parties to the agreement acknowledged that such a solution could be achieved by a potential referendum on the rule of President Chávez, which could only occur after August 19, 2003. That date marked the midpoint of President Chávez’s six-year term, when the Venezuelan Constitution allows for a legally-binding referendum. In August 2003, the opposition submitted the signatures that it had collected in February 2003. According to the opposition, 2.7 million signatures were submitted, however, in September 2003, the National Electoral Council determined that the signatures were invalid because (i) they were collected before August 19, 2003 and (ii) the forms in which the signatures were collected did not expressly request the recall referendum.

The opposition orchestrated another signature drive to recall President Chávez that took place between November 28, 2003 and December 1, 2003. Except for certain minor isolated events, the signature collection process transpired without incident. In February 2004, the National Electoral Council announced that it would ask approximately 876,000 of the citizens who participated in that signature drive to confirm their signatures. The decision of the National Electoral Council to provisionally reject the 876,000 signatures was met with strong criticism by the opposition and the members of the National Electoral Council aligned with the opposition.

In April 2004, the National Electoral Council officially announced that approximately 1.9 million signatures were valid, approximately 375,000 were invalid and approximately 1.2 million were subject to reaffirmation. As to the signatures subject to reaffirmation, National Electoral Council officials asked these individuals to return to 2,659 voting centers nationwide to confirm their signatures and thumbprints. The three-day drive, held between May 28, 2004 and May 30, 2004, gave citizens the opportunity to confirm or withdraw their signatures.

On June 8, 2004, the National Electoral Council stated that the opposition had collected approximately 2.5 million signatures demanding the recall of President Chávez, which was sufficient to initiate the recall referendum. On August 15, 2004, Venezuelan citizens voted on the recall referendum and approximately 59% of the voters voted against recalling President Chávez. The Democratic Coordinating Committee has contested the results, alleging fraud, and has introduced a formal complaint to the National Electoral Council challenging the results of the referendum.

Relations with the Media

The Government has accused the media of aligning with, and forming a fundamental part of, the opposition. The Government has stated that many media participants have employed their facilities to encourage opposition to the administration of President Chávez. In support of its contention, the Government has stated its belief that media coverage of the events surrounding the April 2001 coup d’etat and the media’s use of its facilities to promote the work stoppage that occurred in late 2002 through early 2003 represented biased and unfair reporting. The opposition has asserted that the Government has taken a number of steps, including proposed legislation, in retaliation for the media’s perceived bias.

Special Social Programs

Beginning in 2002, the Government designed social programs, called Missions, which have as their objectives the direct provision of social services in the areas of health, education and employment. Bs.750 billion has been allocated in the 2004 national budget to fund these social programs. Designed to improve literacy, provide primary health care in the country’s poorest neighborhoods and develop employment opportunities, many of these programs have come under criticism from the political opposition as intended primarily to increase support for President Chávez in the revocatory referendum process as well as allegations of political indoctrination attributed to the participation of Cuban medical and other staff in the implementation of the programs.

Government Expansion

Beginning in August 2004, President Chávez adopted measures to create three new social ministries that will oversee housing, nutrition and popular economy. The Ministry of Housing will focus on providing affordable homes to Venezuelans, the Ministry of Nutrition will work to guarantee low-cost food to Venezuelans in need and the Ministry of Popluar Economy will be in charge of cooperatives and small businesses. Additionally, the Government has established two new state-owned companies, CVG Telecom, a state-owned telephone company, and Conviasa, a state-owned international airline.

Recent Economic Developments

The Current Economic Situation

In 2003, GDP totaled Bs.496.6 billion in 1984 Constant Bolívares, representing a contraction of 9.2% in real terms compared to 2002. The work stoppage that began in December 2002 caused lost revenues of approximately Bs.900 billion to the National Treasury as compared to projections, disrupted national cash flow levels and caused serious arrears of public sector salaries, fund transfers to the states and municipalities and infrastructure-bound investment.

For the year ended December 31, 2003, the rate of inflation, as measured by the CPI, reached 27.1%. In addition to the imposition of the exchange control regime established in February 2003, the Government has implemented price controls on certain basic goods and food staples in an effort to ameliorate the adverse effects of the contraction of the economy on the poorer segments of the Venezuelan population. Items covered by the price controls, and the levels of maximum permitted prices, have been adjusted from time to time by the Government.

Gross international reserves stood at approximately U.S.$20.7 billion at December 31, 2003 (excluding amounts deposited in the Macroeconomic Stabilization Fund, referred to as the Stabilization Fund), representing an increase of approximately U.S.$8.7 billion since December 31, 2002. The U.S.$20.7 billion figure includes amounts approved for conversion to U.S. Dollars, but not yet disbursed, under the exchange control regime, as of year-end 2003. This increase was primarily due to the effects of the resumption of oil production and exports and to higher prices in the international petroleum markets, as well as to the implementation of the exchange control regime. At December 31, 2003, the balance in the Stabilization Fund was approximately U.S.$0.7 billion, a decrease of approximately U.S.$2.2 billion from year-end 2002, reflecting significant withdrawals effected by PDVSA and the state governments.

In 2003, the Republic refinanced, by means of voluntary debt swaps, approximately U.S.$1.1 billion equivalent of locally-issued indebtedness, or over 49.2% of the domestic public debt bonds that were scheduled to mature in 2003. These transactions reduced the Government’s debt service obligations in the short term and achieved significant cash management savings. In addition, in August 2003, the Republic, through a public tender offer, repurchased approximately U.S.$1.7 billion aggregate principal amount of its Front-Loaded Interest Reduction Bonds, New Money Bonds and Debt Conversion Bonds. The Republic paid for the bonds it repurchased in the tender offer with the proceeds of a U.S.$1.5 billion issuance of its 5 3/8% Notes due 2010, to local investors, who paid for the securities in Bolívares.

Standard & Poor’s, Moody’s Investor Services and Fitch all lowered their ratings and outlook with respect to the Republic’s foreign currency-denominated debt in late 2002 or early 2003 (Standard & Poor’s in December 2002; Moody’s and Fitch in January 2003), citing increasing pressure on the Republic’s finances and international reserves due to continued economic disruptions, especially in the petroleum sector. Specifically, Standard & Poor’s, Moody’s and Fitch downgraded their ratings for the Republic’s foreign currency-denominated debt to CCC+, Caa1 and CCC+ (for long-term debt), respectively. In addition, Moody’s changed its outlook for the Republic’s foreign debt to developing, while Standard & Poor’s and Fitch maintained a negative outlook for such debt at that time. Standard & Poor’s subsequently upgraded its outlook on the Republic’s long-term foreign currency-denominated debt from negative to stable in April 2003 and, in July 2003, raised its rating for such debt from CCC+ to B-, citing improved external liquidity stemming from recovering oil production and an improved amortization profile related to the tender offer announced in July 2003. Moody’s and Fitch also subsequently upgraded their respective outlooks for the Republic’s foreign debt to stable (Moody’s in May 2003 and Fitch in June 2003). In addition, Fitch raised its rating for the Republic’s foreign currency-denominated debt to B- in June 2003, citing the Government’s success in restoring oil production levels. In August 2004, Standard & Poor’s upgraded the Republic’s long-term foreign currency-denominated debt rating from B- to B, and in September 2004, Moody’s upgraded its rating from Caa1 to B1 and Fitch upgraded its rating from B- to B+, citing prospective diminished political instability following President Chávez’s victory in the August 15, 2004 referendum coupled with substantial improvements in Venezuela’s external indicators.

On several occasions beginning in the fall of 2003, President Chávez publicly appealed to Banco Central to make up to U.S.$1.0 billion available to help finance the production of agricultural products. The Board of Directors of Banco Central publicly responded to President Chávez’s statements that the Central Bank Law does not permit any direct lending to the National Executive for agricultural development. President Chávez publicly stated his disagreement with Banco Central’s position and threatened to seek a judicial determination of the matter in the Supreme Court and/or to seek the enactment of legislation in the National Assembly amending the Central Bank Law expressly to authorize such assistance. On January 29, 2004, the Government increased the mandatory percentage that banks should allocate to agricultural accounts from 12% to 16%. However, the Government and Banco Central continue to debate whether the current level of international reserves (approximately U.S.$20.7 billion at December 31, 2003) exceeds the optimum level to maintain. President Chávez has stated his intention of submitting to the National Assembly a proposed law that would permit the Government to obtain access to Banco Central’s foreign reserves in excess of levels deemed adequate, but no such legislation has been submitted to date.

Effects of the Work Stoppage on the Oil Industry and the Economy

The work stoppage adversely affected PDVSA’s ability to make royalty and tax payments to the Government. The National Treasury received less than 20% of the amount budgeted to be received from PDVSA for the first quarter of 2003. The drop in income severely affected the Government’s public finances, forcing the Government to reduce the 2003 budget and to announce the likelihood of additional adjustments.

Effects of the Work Stoppage on the Exchange Rate: Introduction of the Exchange Control Regime

The December 2002 work stoppage exerted significant pressure on the Bolivar/U.S. dollar exchange rate and resulted in substantial capital flight. From the last week of December 2002 through the first week of 2003, Venezuela lost more than U.S.$2.4 billion of international reserves, while the exchange rate increased to Bs.1,853 = U.S.$1.00 on January 21, 2003, from Bs.1,322.75 = U.S.$1.00 on December 2, 2002, reflecting a 40.1% depreciation of the Bolivar.

In an attempt to support the Bolivar and bolster the Government’s declining level of international reserves, as well as to mitigate the adverse impact from the oil industry work stoppage on the financial system, the National Executive, represented by the Ministry of Finance and Banco Central, suspended foreign exchange trading on January 21, 2003. On February 5, 2003, the Government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime. The exchange control regime centralized the purchase and sale of foreign currencies in Banco Central. The Ministry of Finance, together with Banco Central, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies. On February 5, 2003, the Ministry of Finance and Banco Central fixed the U.S. dollar exchange rate at Bs.1,596 = U.S.$1.00 for purchase operations and Bs.1,600 = U.S.$1.00 for sale operations. The exchange rate for the payment of the public foreign debt was set at Bs.1,600 = U.S.$1.00 on February 7, 2003.

A newly-created commission, referred to as the Foreign Currency Administration Commission, or CADIVI, was created for the administration, control and establishment of the new exchange control regime. CADIVI is composed of five members who are appointed by the President. CADIVI is only responsible for approving private sector imports; public and oil imports are not handled by CADIVI.

From its inception through December 31, 2003, a total of U.S.$2.9 billion in foreign exchange had been approved for imports under the exchange control regime. In the fourth quarter of 2003, CADIVI approved approximately 58.7% of the private sector imports and in the first quarter 2004, approvals reached approximately 74.9% of the private imports. For the five years leading up to the introduction of the exchange control regime, Venezuela spent an average of approximately U.S.$1.2 billion per month on imports.

The imposition of exchange controls has had an adverse impact on the Venezuelan economy, including direct investment and capital flows to the private sector. Additionally, domestic and international businesses that rely on the importation of goods, machinery, equipment or raw materials were initially unable to obtain access to foreign exchange due to the imposition of the exchange controls. However CADIVI has steadily increased its authorizations and disbursements. On April 17, 2003, the Export-Import Bank of the United States, or Ex-

Im Bank, announced that it would not approve additional guaranties to Venezuela for the sale of U.S. goods to public and private purchasers.

Primarily due to the restrictions on the sale of foreign currency mandated by this exchange control regime, as well as the recovery of oil exports in 2003, gross international reserves stood at approximately U.S.$20.7 billion at December 31, 2003 (excluding amounts deposited in the Stabilization Fund), representing an increase of approximately U.S.$8.7 billion since December 31, 2002. The U.S.$20.7 billion figure includes amounts approved for conversion to U.S. Dollars, but not yet disbursed, under the exchange control regime, as of year-end 2003.

On February 5, 2004, the National Executive, represented by the Ministry of Finance and Banco Central, changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.1,920.00 = U.S.$1.00. The administration has declared that the exchange controls will remain in place until the Government determines that they are no longer necessary. For more information on the exchange control regime, refer to “The Venezuelan Economy—Exchange Control Regime”.

BOLIVARIAN REPUBLIC OF VENEZUELA

Geography and Population

Geography

Venezuela is situated on the northern coast of South America. It has a coastline of approximately 2,813 kilometers on the Caribbean Sea and the Atlantic Ocean. Colombia borders it on the west, Brazil on the south and Guyana on the east. Venezuela’s national territory of approximately 916,445 square kilometers includes 72 islands in the Caribbean. The Venezuelan territory varies from tropical to mountainous to Amazonian regions. Environmentally-protected areas comprise approximately 40% of the land.

Caracas, Venezuela’s capital and largest city, is Venezuela’s political, financial, commercial, communications and cultural center. As of year-end 2003, the population of the capital district of Caracas was approximately 2.1 million. As of the same date, Maracaibo, the nation’s second-largest city, had an estimated population of 1.7 million and is located near Venezuela’s most important petroleum fields and richest agricultural areas.

Part of the eastern border with Guyana is subject to a border dispute. Venezuela has claimed that certain territory occupied by Guyana should be considered part of Venezuela’s national territory. The area of dispute is currently under the control of Guyana. Under international accords, Venezuela and Guyana have agreed to seek a settlement of the territorial dispute. Since the signing of the accords, Venezuela and Guyana have periodically undertaken negotiations regarding the status of the territory. Nevertheless, the negotiations to date have not resulted in a final accord. The accords do not contain any final date by which the parties must resolve the dispute.

Drug traffickers, guerrilla incursions from Colombia and other incidents present a continuing problem in Venezuela/Colombia relations. Venezuelan armed forces have been stationed on the sparsely-populated western border to control incursions and to provide protection to Venezuelan ranchers residing in this area. There has been an increase in the number and severity of these incidents with Colombia since 2003. In light of these incidents, among other measures, the Venezuelan army has deployed more troops along its border to boost security.

Population

Venezuela had an estimated population of approximately 25.7 million as of year-end 2003. The Government estimates that approximately 63.8% of all Venezuelans were between the ages of 15 and 64 in 2003. The estimated Venezuelan labor force was approximately 12.0 million at December 31, 2003.

The Government has implemented a number of programs to improve the social welfare of poor and extremely poor Venezuelans. According to INE, at December 31, 2003, the poor and extremely poor represented approximately 61% of the Venezuelan population.

The following table sets forth, for the year 2002, comparative GDP figures and selected other comparative social indicators for Venezuela and other selected Latin American countries:

	Venezuela	Argentina	Brazil	Chile	Colombia	Mexico	Peru
	(in U.S. dollars)
GDP (billions)(1)	$94.3	$102.0	$452.4	$64.2	$80.9	$637.2	$56.5
Real GDP per capita(1)	$5,300	$10,880	$7,770	$9,820	$6,370	$8,970	$5,010
Life expectancy at birth (years)	73.6	74.1	68.0	76.0	72.1	73.3	69.7
Infant mortality rate (per 1,000 births)	19.0	16.0	30.0	10.0	19.0	24.0	30.0
Adult literacy rate (%)	93.1	97.0	86.4	95.7	92.1	90.5	85.2

(1)	The United Nations calculates GDP and its components as adjusted for purchasing power parity.

Source: United Nations Development Program Human Development Report, 2004.

Form of Government and Political Parties

Venezuela is divided into 23 states, a capital district and various federal dependencies.

Venezuela has had a democratically-elected Government since 1958, following the overthrow of a military dictatorship. The current Constitution, adopted in 1999, establishes the structure of the Venezuelan government, including the division of powers among the executive, legislative, judicial, civic and electoral branches, as well as individual and collective rights and duties.

Political Parties and Recent Elections

Prior to the mid 1990s, the two largest political parties in Venezuela had been Acción Democrática, referred to as AD, and Partido Social Cristiano, referred to as COPEI. These parties attracted support from a wide spectrum of political interests. Between 1958 and 1993, representatives of AD held the presidency five times, and representatives of COPEI held the presidency twice. Commencing with the presidential election in 1993, AD and COPEI suffered from voter dissatisfaction, and several new coalition parties recorded electoral victories. In 1993, Rafael Caldera was elected President on the Convergencia party ticket. Mr. Caldera had previously served as President between 1974 and 1979 as the COPEI candidate.

In December 1998, Mr. Hugo Chávez Frías was elected President for a five-year term, capturing 56.5% of the vote. His inauguration took place on February 2, 1999. A candidate from MVR, President Chávez was supported during his candidacy by a coalition called the Polo Patriótico, which included members of MVR, Movimiento al Socialismo, referred to as MAS, and Patria para Todos, among others. President Chávez’s election was perceived as a reflection of the Venezuelan population’s disenchantment with the traditional political parties and concern over allegations of public mismanagement and corruption within the previous administrations. President Chávez was among the leaders of an attempted coup d’etat against then President Carlos Andrés Pérez in 1992. Once the new Constitution became effective in December 1999, new elections were scheduled. On July 30, 2000, President Chávez was re-elected President for a six-year term, capturing 59% of the vote.

State and local officials are elected for four-year terms. The last elections for state and local officials were held in December 2000.

The general strike that began in December 2002 was intended by the opposition to force President Chávez to step down or to agree to early elections. Although the opposition was unsuccessful in these efforts, they subsequently orchestrated a signature drive requesting a recall referendum on the rule of President Chávez. On June 8, 2004, the National Electoral Council stated that the opposition gathered a sufficient number of signatures to demand the recall of President Chávez and on August 15, 2004, Venezuelan citizens voted on the recall referendum. Approximately 59% of the voters voted against recalling President Chávez. For more information on the National Electoral Council and recall referenda, refer to “Recent Developments—Recent Political Developments—The Referendum”.

The 1999 Constitution

After his election as President in December 1998, President Chávez proposed a series of important political changes in early 1999. After a popular referendum was held on April 25, 1999, the Asamblea Nacional Constituyente, or the Constituent Assembly, was created for the purpose of drafting a new constitution. The members of the Constituent Assembly were elected on July 25, 1999 and assumed legislative functions until the adoption of the new Constitution.

On December 15, 1999, the Constituent Assembly presented a constitution for approval by the Venezuelan electorate. The proposed constitution was approved by approximately 70% of those persons who voted and was adopted effective December 30, 1999. Under the new Constitution, a unicameral national legislature, the National Assembly, was created to undertake legislative functions.

The 1999 Constitution, among other things:

•	expanded the role of the Government with respect to social security, health care and education;

•	created the civic and electoral branches of the Government;

•	created the office of the Vice President;

•	allowed active military officers to vote; and

•	prohibited the privatization of PDVSA, the state-owned petroleum company. The 1999 Constitution’s restrictions concerning PDVSA did not, however, extend to PDVSA’s subsidiaries or strategic associations.

The 1999 Constitution guarantees Venezuelan citizens a broad array of social benefits which materially exceed those provided under the previous Constitution. Among other social benefits, the 1999 Constitution provides that:

•	the Government is required to ensure the well-being of its citizens through the creation of a national public healthcare system, the financing for which must be ensured by the Government;

•	education is an absolute right of all citizens, and the Government must ensure that all citizens are afforded the opportunity to free education (through secondary school) in Venezuela’s public education system;

•	the Government is required to provide assistance to its citizens in the event of illness, incapacity, unemployment, maternity, paternity, old age and other special circumstances; and

•	all citizens are entitled to live in a home with adequate security, comfort, hygienic conditions and basic services; to that end, the Government must ensure that measures are implemented that will provide families with access to financing for the construction and the acquisition of residential homes.

Organization of the Venezuelan Government

Under the 1999 Constitution, the Government is comprised of five branches at the national level, as well as state and local governments. The following is a description of the role of the various branches of Government:

The Executive Branch. Executive power is vested in the President and the Vice President, who is appointed by the President. Under the 1999 Constitution, the President is elected for a term of six years and may be re-elected for a second consecutive term. The 1999 Constitution provides that the public can call for a legally-binding recall referendum at anytime after the midpoint of the President’s six-year term. For more information regarding the referendum process, refer to “Recent Developments—Recent Political Developments—The Referendum”. Ministers are also appointed by the President and head the various executive departments. These Ministers together constitute the Council of Ministers. Under the 1999 Constitution, the President is the commander-in-chief of Venezuela’s armed forces. The different services within Venezuela’s armed forces report to the Minister of Defense.

The Legislative Branch. National legislative power is vested in the National Assembly. National Assembly members are elected by universal suffrage for terms of five years and can be re-elected for two additional consecutive terms. The number of members of the National Assembly is determined by the National Electoral Council on the basis of proportional representation by state.

The Judicial Branch. Judicial power is vested in the Supreme Court and various lower tribunals. The Supreme Court is the final court of appeals. It has the power to declare null and void laws, regulations and other acts of the executive or legislative branches that conflict with the Constitution. The 1999 Constitution provides that the National Assembly will appoint the justices of the Supreme Court for twelve-year terms. Initially, the law provides for 20 justices of the Supreme Court. In May 2004, the National Assembly approved an amendment to the Supreme Court Law which increased the number of justices to 32. A simple majority of the National Assembly can fill the new positions created by the amendment and can also remove a justice from the Supreme Court.

The Civic Branch. The civic branch, which was created under the 1999 Constitution, is responsible for preventing, monitoring and sanctioning ethical and moral violations in connection with public administration. This branch is comprised of three entities: the Defensoría del Pueblo, which promotes and monitors the protection of human rights; the Fiscalía General de la República, which promotes the fair administration of justice and judicial processes; and the Contralor General de la República, which monitors and controls the administration of the Government’s assets, revenues and public debt. The heads of these entities are appointed by the National Assembly. Candidates are evaluated and qualified by a committee of the National Assembly based on various criteria, such as education level and experience. Appointments are for seven-year terms.

The Electoral Branch. The electoral branch, which was created under the 1999 Constitution, is responsible for promulgating rules and regulations concerning elections. The electoral branch also monitors electoral processes, campaign financing and campaign advertising. The electoral branch operates through the National Electoral Council. The head and board of directors of the National Electoral Council are appointed by the National Assembly.

The State Governments. State executive power is exercised by a governor who is elected by universal suffrage within each state. State legislative power is vested in state assemblies whose members are also elected by universal suffrage within each state.

In 1993, the Venezuelan Congress created the Fondo Intergubernamental para la Descentralización, referred to as FIDES, to fund the administrative decentralization of the Government and promote municipal and state development, among other matters. The Government planned to fund these goals through a combination of budget appropriations, loans from multinational and international organizations, contributions from private organizations and the participating state and municipal governments. Each year, the fund receives no less than 15% of the total amount collected from the value-added tax, or the VAT. It was contemplated that FIDES, after the deduction of certain operational expenses not to exceed 2% of the amount collected from the VAT, would devote 60% of its resources to projects benefiting the states and 40% of its resources to projects benefiting municipalities. Each state and municipality was to receive a level of funding determined by its population, geographic size and relative level of development. In addition, a reserve was to be funded to provide for special projects. The law governing FIDES was amended in August 2000. This amendment enabled the Government to decrease the level of its contributions to the states and municipalities under this fund.

National Assembly

On July 30, 2000, elections were held for members of the National Assembly and regional offices. The 2000 elections for the National Assembly gave MVR a majority of the 165 seats in the National Assembly, which majority has decreased over time as certain members of MVR have subsequently switched political parties. MVR must now form coalitions in order to ensure the passage of all laws that constitutionally require a majority, including organic laws (Leyes Orgánicas), which require a two-thirds majority. The Venezuelan Constitution defines organic laws as those that, among other things, establish the organization and functions of the branches of the Government, implement rights guaranteed by the Constitution and establish the general framework for broad areas of law.

A three-fifths majority is required to enact enabling laws (Leyes Habilitantes). Enabling laws are those that grant the President the power to issue law-decrees having the same effect as statutes without further approval by the legislature. Historically, MVR has been able to enter into coalitions with MAS and several other small parties in order to garner the specific majority required for the passage of legislation. However, there is no guarantee that it will be able to continue to do so in the future.

The following table sets forth the number and party affiliations of the National Assembly as of July 2004:

No. of
Political Party	Seats
Movimiento Quinta República	68
Acción Democrática	24
Movimiento al Socialismo	11
Podemos	8
Partido Social Cristiano	7
Proyecto Venezuela	7
Primero Justicia	5
Others	35

Total	165

The next elections for the National Assembly are scheduled for July 30, 2005.

Enabling Laws

In April 1999, in accordance with Article 190 of the Constitution, President Chávez requested the Venezuelan Congress to pass a special law, referred to as the Enabling Law. The 1999 Enabling Law granted the President the power to issue law-decrees that would have the same effect as statutes, without the need for any further approval by the National Assembly. This Enabling Law expired on October 26, 1999.

Under the Enabling Law, the President was authorized to issue law-decrees relating to national public administration, public finance, taxation and social security. The President issued a number of law-decrees in furtherance of the Programa Económico de Transición 1999-2000, referred to as the Economic Plan. The enacted law-decrees included:

•	approval of a broadly-based 15.5% value-added tax, referred to as the New VAT, to replace the Impuesto al Consumo Suntuario y Ventas al Mayor, referred to as the LWT;

•	approval of a temporary 0.5% tax on bank debits, referred to as BDT, which expired in May 2000 (and was effectively replaced by a new bank debit tax promulgated in March 2002);

•	amendments to the laws governing customs duty collection procedures;

•	amendments to the laws governing the preparation of the budget; and

•	approval of certain changes to the Stabilization Fund.

On November 13, 2000, at President Chávez’s request, the National Assembly enacted a new enabling law, granting the President the power to issue a number of new law-decrees, referred to as the New Enabling Law. The New Enabling Law authorized the President to issue law-decrees in the areas of banking, agriculture, hydrocarbons, personal security, the conversion of Fondo de Inversiones de Venezuela, known as FIV, into Banco de Desarrollo Económico y Social de Venezuela, or BANDES, and the organization and functioning of the executive branch, among others.

During the course of 2001, President Chávez issued law-decrees governing the following areas, among others:

•	the amendment of the law governing the Stabilization Fund, which modified the funding requirements of each of the entities that contribute to the Stabilization Fund;

•	the establishment of a system designed to make financing available for small businesses and self-employed and unemployed persons;

•	the establishment of laws designed to promote development and increase security in the port and railroad systems in Venezuela; and

•	the establishment of a general framework governing bidding activities in connection with the privatization of state-owned enterprises.

In addition, on April 10, 2001, the President issued a law-decree which provided for the conversion of FIV into BANDES. BANDES’ objectives are, among other things:

•	to finance and otherwise support regional development through long- and medium-term projects;

•	to administer assets on behalf of consolidated public sector entities;

•	to administer funds and programs provided by multilateral and bilateral entities; and

•	to promote private sector investment in certain public sector entities.

Some real estate and personal property owned by FIV and certain investment assets held by FIV have been transferred to BANDES. The shares of Banco Industrial de Venezuela, referred to as BIV, Standard Chartered Bank, Banco de Comercio Exterior and Corporación Andina de Fomento, a multilateral development bank headquartered in Caracas referred to as the CAF, that were owned by FIV have been transferred to BANDES. All other shares of stock held by FIV have been transferred to the Republic. BANDES now administers all trusts that were previously administered by FIV.

The New Enabling Law expired on November 13, 2001. However, immediately prior to the expiration of the New Enabling Law, President Chávez issued an additional 49 new law-decrees governing numerous areas, the most important of which were:

•	a new Hydrocarbons Law, governing royalty payments on oil extraction and control over petroleum sector projects (for more information, refer to “Principal Sectors of the Venezuelan Economy—Petroleum and Natural Gas—New Hydrocarbons Law”);

•	a Lands and Agricultural Development Law, referred to as the Lands Law, introducing land and agricultural reform (for more information, refer to “Principal Sectors of the Venezuelan Economy—Agriculture and Livestock—Lands and Agricultural Development Law-Decree”); and

•	a new General Law of Banks and Other Financial Institutions (for more information, refer to “The Financial System—Financial Institutions”).

The controversy surrounding certain of the 49 new law-decrees issued November 13, 2001, especially the Ley Orgánica de Hidrocarburos, referred to as the new Hydrocarbons Law, and the Lands Law, led to protests by Fedecámaras and CTV, as well as other business and labor organizations.

External Affairs and Membership in International Organizations

Venezuela is a member of the United Nations and a founding member of the Organization of American States. It is also a member of OPEC, the IMF, the International Bank for Reconstruction and Development, referred to as the World Bank, the Inter-American Development Bank, referred to as the IADB, the General Agreement on Tariffs and Trade, or GATT, the World Trade Organization, or the WTO, and CAF.

Venezuela has traditionally consulted with various international agencies such as the IADB, the World Bank and the IMF regarding its economic programs, objectives, projections and policies. In particular, Venezuela complies with Article IV of the IMF Articles of Agreement, which requires that member countries carry out annual consultations with the IMF.

Venezuela is a member of the Andean Community, an Andean regional integration alliance, whose members include Bolivia, Ecuador, Colombia, Peru and Venezuela. Along with the other members of the Andean

Community, Venezuela is currently seeking to join Mercosur. Venezuela is also party to a number of other multilateral trading groups, including the G-3 Group with Mexico and Colombia and the Caribbean Community and Common Market, known as CARICOM.

THE VENEZUELAN ECONOMY

Overview

Venezuela has been a major petroleum exporter since the early twentieth century. According to the June 2004 BP Statistical Review of World Energy, Venezuela is the eighth-largest oil producer in the world. From 1999 through 2003, petroleum products accounted for an average of approximately 76.7% of Venezuela’s total exports. During the same period, petroleum revenues accounted for an average of approximately 34.0% of Venezuela’s total Central Government revenues and the petroleum sector accounted for an average of approximately 26.0% of GDP. In 2003, petroleum activities accounted for approximately 24.9% of GDP, compared to approximately 25.3% in 2002.

Nevertheless, the Venezuelan economy is reasonably diversified, with non-petroleum activities generating an average of approximately 71.4% of GDP between 1999 and 2003. Major non-petroleum components of GDP in 2003 included manufacturing (13.7%), financial institutions (13.9%) and trade (10.1%). The Government anticipates that petroleum will continue to be the main source of export earnings and fiscal revenues for the foreseeable future.

Beginning in 1989 and continuing through the late 1990s, the Government implemented certain measures aimed at reducing its role in the direct production and distribution of Venezuelan goods and services and in the Venezuelan economy in general. These measures culminated in a period of privatization activity during 1991 and 1992, as well as renewed privatization efforts between 1996 and 2000. However, the Government significantly decreased these privatization efforts in 2001 and currently does not anticipate significant additional privatizations in the near future.

Notwithstanding the privatization efforts of the late 1990s, the Government controls, through PDVSA and Corporación Venezolana de Guayana, referred to as CVG, significant proportions of GDP in the petroleum, mining and basic industries sectors of the economy. Through PDVSA, the Government accounts for the bulk of Venezuela’s total exports. The Government also supplies the majority of basic public services, such as water, electricity, health and education. The private sector owns and operates businesses with respect to most other economic activities.

Economic Performance in 2003

The national work stoppage that began in December 2002 had a severe adverse effect on the economy of Venezuela during the first quarter of 2003. The Government estimates that the general work stoppage resulted in lost revenues to the National Treasury of Bs.900 billion and decreased revenues due to lost production to PDVSA of U.S.$5.2 billion (of which U.S.$2.8 billion represented lost oil exports). In 2003, GDP totaled Bs.496.6 billion in 1984 Constant Bolívares, representing a contraction of 9.2% in real terms compared to 2002. At December 31, 2003, the balance in the Stabilization Fund was approximately U.S.$0.7 billion, a decrease of approximately U.S.$2.2 billion from year-end 2002, reflecting significant withdrawals from the Stabilization Fund effected by PDVSA and the state governments.

For the year ended December 31, 2003, the rate of inflation, as measured by the CPI, was 27.1% as compared to 31.2% for year-end 2002. The decrease in inflation was primarily due to the Government’s implementation of price controls on certain basic goods and food staples.

During the fourth quarter of 2003, short-term interest rates on commercial bank loans averaged 21.2%, compared to 33.3% for the fourth quarter of 2002. The deposit rate on 90-day certificates of deposit averaged 14.1% for the fourth quarter of 2003, compared to 26.4% for the fourth quarter of 2002.

In 2003, the Central Government’s revenues totaled Bs.113.3 billion in 1984 Constant Bolívares and the Central Government’s expenditures totaled Bs.134.6 billion in 1984 Constant Bolívares. As a result, the Central Government accounts recorded a deficit of Bs.21.3 billion in 1984 Constant Bolívares, or 4.3% of GDP, for 2003.

In accordance with the fixed exchange control regime that became effective on February 5, 2003, the Bolivar/U.S. dollar exchange rate was set at Bs.1,596 = U.S.$1.00 (purchase) and Bs.1,600 = U.S.$1.00 (sale). Primarily due to the restrictions on the sale of foreign currency mandated by this exchange control regime and to the recovery of oil exports in 2003, gross international reserves stood at approximately U.S.$20.7 billion at December 31, 2003 (excluding amounts deposited in the Stabilization Fund), representing an increase of approximately U.S.$8.7 billion since December 31, 2002. The U.S.$20.7 billion figure includes amounts approved for conversion to U.S. Dollars, but not yet disbursed, under the exchange control regime, as of year-end 2003. For more information, refer to “—Exchange Control Regime”.

Economic Plan

Introduction and Overview

In May 1999, the Chávez administration announced its Economic Plan, which superseded Agenda Venezuela, which was an economic program implemented by the prior administration in 1996 that contemplated reductions in spending and the introduction of institutional and legal reforms within Government ministries. Goals of the Economic Plan included: the stabilization of the economy through integrated fiscal, monetary, exchange and financing policies; the stimulation of the production sectors of the Venezuelan economy, with an emphasis on non-petroleum sectors; and a continued reduction in Government spending. In addition, the Economic Plan sought to create incentives for foreign and domestic private investment in Venezuela’s economy, increase employment and improve the productivity of Venezuela’s labor force.

The Economic Plan contemplated growth in the Venezuelan economy as a result of lower interest rates, increased Government investment in public works and increased foreign investment in the energy, telecommunications, manufacturing, agricultural and service sectors. However, the principal macroeconomic goal under the Economic Plan was inflation control.

In September 2001, the Government released an outline of a six-year Integrated Economic and Social Development Plan, referred to as the Development Plan. The Development Plan called for the Government to seek balance in the economic, social, political and international sectors, among others, through greater efficiency in public spending, additional sources of fiscal income from diversified exports of goods and services, the elimination of economic volatility and a balanced budget within three to six years. The Development Plan contemplated that through budgets designed to allow accumulated surpluses, Venezuela would be better able to make its debt payments as scheduled. The Development Plan also sought to raise the investment rate to 20% of GDP, while still balancing savings and investment and stimulating economic growth by improving consumer confidence.

Goals of the Development Plan included:

•	diversifying exports into areas such as agriculture, industry, mining and services;

•	maintaining hydrocarbon production capacity while making hydrocarbon companies more competitive, increasing refinery capacity, diversifying markets, increasing participation of Venezuelan investors and exploring natural gas production;

•	optimizing petroleum taxation by increasing royalty payments, while reducing income tax payments for petroleum companies; and

•	simplifying administrative and bureaucratic procedures that impede exports, including Free Zones and ports.

The economic plan for 2005 builds on the economic recovery and improvements achieved to date. The plan includes the following goals:

•	modernizing the industrial, agricultural and services sectors through increased use of technology;

•	diversifying Venezuela’s exports of non-petroleum products and services;

•	investing in social development programs;

•	increasing exports of high-value goods, including finished and intermediate goods; and

•	decreasing inflation.

Economic Policy and Legislation

Fiscal Policies

The Government’s fiscal policies have combined a macroeconomic stabilization program with structural reforms that are intended to strengthen public finances for the future and reduce volatility in the fiscal accounts. The Government has also taken steps to increase non-petroleum revenues in order to reduce the fiscal deficit, while controlling the level of indebtedness and expenditures through fixed limits stated in the budget approved by the National Assembly.

To that end, in 1999 the Government replaced the LWT with the more broadly-based New VAT, commenced the modernization of its customs duty collection procedures with financial assistance from the IADB and approved a temporary tax on bank debits, which expired in May 2000 but was effectively re-instituted in March 2002 through a new bank debit tax which was further amended in March 2003. The New VAT and the temporary tax on bank debits generated revenues in 2000 of Bs.3.4 trillion, or 4.1% of GDP, and Bs.291.4 billion, or 0.4% of GDP, respectively. During 2001, the New VAT generated revenues of approximately Bs.3.7 trillion, or 4.1% of GDP. The New VAT and the temporary tax on bank debits generated revenues in 2002 of Bs.4.8 trillion, or 3.9% of GDP, and Bs.1.5 trillion, or 1.3% of GDP, respectively. In 2003, the New VAT generated revenues of approximately Bs.6.5 trillion, or 4.7% of GDP, and the tax on bank debits generated revenues in the amount of Bs.1.9 trillion, or 1.4% of GDP.

The Public Finance Law

On September 5, 2000, the Government enacted the Ley Orgánica de la Administración Financiera del Sector Público, referred to as the LOAFSP, an organic law designed to regulate the administration of public sector finances, which are defined as the set of systems, administrative bodies and procedures involved in the collection of public revenues and their application to implement the Government’s objectives. The LOAFSP addresses the formation and the administration of the budget, as well as the administration of public credit and the treasury, accounting systems, taxes and Government assets.

Through the LOAFSP, the Government expects to attain greater efficiency, transparency, integrity and solvency in the administration of public funds. To achieve these goals, the LOAFSP establishes a basic framework for new accounting standards designed to record and report the financial performance of the public sector more accurately and reliably than in the past. Under the LOAFSP, the Office of Public Audit, once created, will have responsibility for auditing the public accounts. The LOAFSP reaffirms the role of the Ministry of Finance, together with Oficina Central de Presupuesto, or the Central Budget Office, as the entity responsible for coordinating the administration of the public finance system.

The Budget and the Pluriannual Framework

The LOAFSP establishes two budgetary documents, the Marco Plurianual, or the Pluriannual Framework, and the Presupuesto Anual, or the Annual Budget.

The Pluriannual Framework, which serves as the basis for the Annual Budget and is prepared every three years, projects expected fiscal results and places maximum limits on the amount of public expenditures and debt that may be authorized over a three-year period. It also contains the economic policy targets for the three fiscal years which it covers. The Government may not spend funds or incur debt in excess of the amounts authorized by the Pluriannual Framework, except in the event of a national emergency and with the approval of the National Assembly. The Pluriannual Framework may not be amended by the President, pursuant to enabling laws or otherwise, without the approval of the National Assembly.

The LOAFSP contains transitory provisions which are applicable through 2007. In July 2002, the Government submitted its estimated expenditure and borrowing limits for 2003 and 2004, which became the first Pluriannual Framework. According to the Pluriannual Framework submitted in July 2002, borrowing limits for 2003 and 2004 were set at 7.8% of GDP and 7.9% of GDP, respectively. Beginning with the period 2005 through 2007, the Pluriannual Framework will cover three-year periods in the manner contemplated by the LOAFSP.

The Annual Budget projects revenues and expenditures for the forthcoming fiscal year. Before the National Assembly approves the Annual Budget, the Ministry of Finance must submit to the National Assembly a projected budget and financial information related to estimated pension expenditures and other contingent liabilities. The LOAFSP requires the President to submit a report evaluating the execution of the Annual Budget during the previous year to the National Assembly by July 15 of each year. If the National Assembly does not approve the Annual Budget for the forthcoming year by December 15, the then current Annual Budget will continue to apply.

On December 16, 2003, the National Assembly approved the budget for 2004. The 2004 budget, as approved, projected total revenues of approximately U.S.$16.4 billion and total expenditures of approximately U.S.$26.0 billion. The 2004 budget also contemplates a legal limit on borrowing by the Republic of U.S.$9.6 billion, or approximately 10.2% of GDP. The budget for 2004 is based on certain assumptions, including real GDP growth of 6.5%, an average price for the Venezuelan oil basket of U.S.$18.50 per barrel, an average exchange rate of Bs.1,920 = U.S.$1.00 and inflation at a rate of 26%.

The proposed 2005 budget projects total revenues of approximately U.S.$19.9 billion and total expenditures of approximately U.S.$24.3 billion. The proposed 2005 budget will also contemplate a legal limit on borrowing by the Republic of U.S.$6.7 billion, or approximately 6.6% of GDP. The proposed budget for 2005 is based on certain assumptions, including real GDP growth of 6.7%, an average price for the Venezuelan oil basket of U.S.$22.00 per barrel, an average exchange rate of Bs.1,920 = U.S.$1.00 and inflation at a rate of 18.2%.

National Treasury and Public Accounting

The National Treasury manages the Government’s finances, supervises and records the payment of expenditures authorized in the Annual Budget, retains custody of the funds and securities belonging to the Republic, records all Treasury revenues and evaluates opportunities for the issuance of Treasury bonds.

The LOAFSP seeks to increase the integrity of the Treasury function in the management of public monies. To that end, the LOAFSP prohibits those civil servants who are responsible for determining and recording the amount of revenues owed to the Government, such as taxes and royalties, from participating in the collection and custody of such revenues. In addition, it requires that civil servants held liable for mismanagement of public monies must indemnify the Government, in addition to any other criminal or administrative actions that may be taken against such persons.

The LOAFSP provides that public monies must be maintained in a single account, known as the Single Account, in order to centralize the collection of revenues and the making of payments. The Single Account is administered by the Ministry of Finance through Banco Central and domestic and foreign commercial banks. The LOAFSP permits the establishment of subaccounts for the administration of the Single Account.

The LOAFSP establishes the National Office of Public Accounts as the office responsible for the establishment of public sector accounting standards. The National Office of Public Accounts is also responsible for the preparation of the General Report of the Treasury, which the Ministry of Finance must present to the National Assembly every year. In addition, it sets forth guidelines with respect to the accounting treatment given to expenditures and revenues. For instance, expenditures may not be accounted for until they are actually incurred, although they may have been approved in a prior year. Equally, revenues are to be recorded only after they have been collected. All accounts close on December 31 of each year.

The LOAFSP was amended on January 9, 2003. Under the terms of the LOAFSP, the President must submit an annual borrowing law to the National Assembly for approval each year. This borrowing law must set forth the maximum amount of public credit that the Republic may contract and the maximum amount of net indebtedness that the Republic may incur for that fiscal year. As originally drafted, the LOAFSP had provided that, after the annual borrowing law had been approved by the National Assembly, the President would have the ability to enter into public credit operations when he was able to obtain favorable financial conditions for the Republic. He would then periodically inform the National Assembly of such transactions. As amended, the LOAFSP now requires the President to obtain approval from the Comisión Permanente de Finanzas de la Asamblea Nacional (the Permanent Finance Committee of the National Assembly) prior to undertaking each public credit operation. Additionally, each such request for approval must be accompanied by an opinion from Banco Central. Approval is granted if the National Assembly does not deny such request within 10 days.

Macroeconomic Coordination

The LOAFSP requires that the Minister of Finance and the President of Banco Central execute an Annual Coordination Agreement. The Annual Coordination Agreement is designed to harmonize the fiscal, monetary and financing policies of Banco Central and the Central Government in order to achieve macroeconomic stability. The Annual Coordination Agreement must specify the economic objectives of Banco Central and the Ministry of Finance. The LOAFSP expressly prohibits the inclusion of provisions that may be interpreted to infringe upon Banco Central’s independence from the Government. Both the Minister of Finance and the President of Banco Central are accountable to the National Assembly with respect to performance under the Annual Coordination Agreement.

The Annual Coordination Agreement for 2003 was executed by the Ministry of Finance and Banco Central on December 26, 2002. The agreement, entitled the Annual Economic Policy Agreement 2003, set forth the following objectives: (1) the resumption of economic growth, demonstrated by an increase in GDP; (2) the achievement of price stabilization, demonstrated by a decrease in the rate of inflation; and (3) the maintenance of a positive balance in the current account of balance of payments.

Through this Agreement, the Ministry of Finance and Banco Central agreed to work together to coordinate and execute fiscal, monetary and exchange policy consistent with the objectives set forth above. To that end, the parties agreed as follows: (1) with respect to fiscal policy, the Ministry of Finance would implement measures aimed at limiting the 2003 fiscal deficit of the Central Government to no more than 2% of GDP; (2) with respect to monetary policy, Banco Central would utilize interest rates and other mechanisms to stimulate economic growth and to maintain price stability; and (3) with respect to the exchange policy, Banco Central would establish policies and procedures that promote efficiency in the exchange market, while maintaining the right to intervene in the market when circumstances warrant.

The terms of the Annual Economic Policy Agreement 2003 provided that it could be annulled or terminated if the occurrence of certain extraordinary events made the objectives set forth in the Agreement unattainable. The parties agreed that the situation that arose during the first quarter of 2003 allowed for the annulment of this Agreement, and, on March 21, 2003, the Agreement was formally annulled. In the annulment agreement executed by the Ministry of Finance and Banco Central, the parties agreed to continue to coordinate their actions during 2003 and to report semi-annually to the National Assembly concerning the economic measures and policies that have been implemented by each entity.

Intergenerational Savings Fund

The LOAFSP contemplates the creation of a fund, referred to as the Intergenerational Savings Fund, designed to promote public development policies, such as investment in education, healthcare and the non-petroleum sectors of the economy. Deposits into the Intergenerational Savings Fund may not be used for any purpose for a period of at least twenty years from the date of its establishment. The mechanisms for contributions to be made into the Intergenerational Savings Fund are to be established in the implementing legislation. As of May 1, 2004, this implementing legislation remained pending.

Reforms to the Stabilization Fund

Under the original terms of the regulations governing the Stabilization Fund, PDVSA and the Government, acting on its own behalf as well as on behalf of the various state and local governments, contributed royalties, dividends, tax revenues and transfers related to the petroleum sector in excess of the average of such royalties, dividends, tax revenues and transfers for the previous five years. The amount contributed was calculated after subtracting prior allocations to state and local governments and, in those years in which the scheduled debt service exceeded 20% of budgeted revenues for such year, to the Debt Rescue Fund.

The Stabilization Fund remained unfunded from its inception in 1998 through the first half of 1999 because of low oil prices for the Venezuelan basket from the last quarter of 1997 through the first half of 1999. In order to remedy this situation, the Government approved certain reforms to the Stabilization Fund in June 1999. Those reforms included lowering the five-year average threshold levels which formed the basis for contributions to the fund. Specifically, the Government replaced the threshold levels with a dollar threshold calculated by multiplying a U.S.$9.00 per barrel oil price assumption for the Venezuelan basket by an assumed export level of 2,997,000 bpd times the number of days in the applicable calculation period. The priority allocations for state and local governments and debt servicing are subtracted as in the original formulation. This calculation methodology was to be applicable for fiscal years 1999 through 2004. In order to lessen the immediate burden of making contributions to the fund for the fiscal years 1999 through 2004, the Government, along with the state and local governments and PDVSA, were only required to contribute 50% of the amounts in excess of the threshold established above.

The required 2001 contribution was not made because the Government lacked sufficient revenues to fund all of its budgeted expenses for that year due to a decrease in non-petroleum income and a general decline in the Venezuelan economy in late 2001.

The mechanism pursuant to which contributions are made to the Stabilization Fund has been modified several times. As a result of these modifications, no contributions were required for the fourth quarter of 2001 or for the years 2002 through 2004.

Contributions to the Stabilization Fund were deposited with Banco Central, which maintained a separate account for each of the Central Government, the various state and local governments and PDVSA. The Stabilization Fund contemplated that funds would be distributed among its contributors during years in which each such contributor’s royalties, dividends, tax revenues or transfers related to the petroleum sector were less than the average of such royalties, dividends, tax revenues or transfers for the previous five years. In such cases, contributors to the Stabilization Fund were only able to draw up to the amount required to cover the difference with respect to the average royalties, dividends, tax revenues or transfers for the previous five years. The law also provided that the disbursements made by the Stabilization Fund during a fiscal year may not exceed two thirds of the balance of the Stabilization Fund at the end of the prior fiscal year. However, this restriction was not applicable during the five years ended November 2003.

Distributions from the Stabilization Fund could also be made in years when contributions to the Stabilization Fund exceeded 80% of the average of petroleum revenues for the previous five years. In those cases, monies distributed to the Central Government were required to be used: (i) 40% for the Fondo Unico Social, a fund designed to provide financing for the implementation of Government programs under the Economic Plan; (ii) 35% for the FIV; and (iii) 25% for the Debt Rescue Fund. Monies distributed to state or local governments must be used for investment purposes, except that during fiscal year 2002 and until June 2003, up to 20% of such distributions could be used by state or local governments to cover budget deficits. Monies contributed by PDVSA may be redistributed to it and may be expended for any purpose authorized by the Council of Ministers, with the consent of the National Assembly.

The Stabilization Fund also contemplated that funds above a minimum required level may be distributed in cases of emergency or budgetary need, upon the approval of the President in consultation with the Council of Ministers, with the consent of the National Assembly. However, the minimum level that must be achieved in order to authorize the use of the Stabilization Fund under these circumstances was not a requirement during the first five years after the creation of the Stabilization Fund.

All contributing entities to the Stabilization Fund must calculate within a month after the end of each quarter the amount of any contributions that must be deposited for the preceding quarter and must make all deposits within 90 days after the end of such quarter.

Effective November 27, 2003 the National Assembly enacted a new Stabilization Fund Law. The most significant reforms to the Stabilization Fund include the following: (i) the Ministry of Finance is now responsible for the administration of the Stabilization Fund, although Banco Central will maintain control over the day-to-day operations and investment policies; (ii) the board of directors of the Stabilization Fund is composed of representatives appointed by each of the Minister of Finance, the Minister of Planning and Development, the states and local municipalities and PDVSA; (iii) the purpose of the Stabilization Fund is to achieve budgetary stability at both the national and state levels; (iv) in addition to the sources of funding set forth in the previous Stabilization Fund Law of April 4, 2003, this new law includes as an additional source of funding amounts raised from the privatization of government-owned companies, concessions and certain joint venture operations; and (v) the Republic must now contribute to the fund, net of mandatory appropriations as determined by the Constitution, the surplus (if any) calculated as the difference between the aggregate oil revenues for each calendar year, calculated in U.S. dollars, and the average of aggregate oil revenues for the three preceding calendar years. Oil revenues include tax revenues levied on oil companies operating in Venezuela, royalty revenues and dividends paid by PDVSA. Additionally, PDVSA will now contribute to the fund 50% of the surplus (if any) calculated as the difference between oil export revenue for each calendar year, calculated in U.S. dollars, and the average of oil export revenue for the three preceding calendar years, net of taxes. PDVSA will remain the owner of amounts it contributes to the Stabilization Fund. The amounts must be allocated in separate accounts for each of the Republic, PDVSA and states and local governments.

Withdrawals from the fund will be made through the National Treasury, which will apply the Bolivar amounts resulting from U.S. dollar transfers from the Stabilization Fund to meet (i) shortfalls in oil-related fiscal revenue, (ii) shortfalls in oil export revenue, and (iii) special financing needs arising from a state of “economic emergency” decreed in accordance with Venezuelan law. Annual withdrawals from the fund may not exceed the difference between the estimated annual revenue minus the average real revenue of the three preceding calendar years.

The new Stabilization Fund Law caps the amounts to be deposited for each participating entity as follows: (i) amounts deposited for the Republic may not exceed 30% of the average value of oil exports of the three preceding calendar years; (ii) amounts deposited for states and local governments may not exceed 10% of the average value of oil exports of the three preceding calendar years; and (iii) amounts deposited for PDVSA may not exceed 30% of the average value of oil exports of the three preceding calendar years. Funds deposited in excess of the foregoing caps will be distributed as follows: (i) funds deposited for the Republic will be used for an Intergenerational Fund (a fund that will be created by a law yet to be enacted), provided that the Republic may also use the funds for the repurchase of its outstanding indebtedness, depending on market conditions; (ii) funds deposited for the states and local governments will be used for capital investments; and (iii) funds deposited for PDVSA will be transferred to the Intergenerational Fund, unless PDVSA needs the funds for investment purposes.

The funds will be managed by Banco Central. These funds will not constitute part of the Republic’s international reserves. They will be managed pursuant to Banco Central’s foreign reserve investment policies and the Banco Central Law. Banco Central will be required to remit a description of the investments to the Permanent Finance Commission of the National Assembly.

PDVSA was the only contributor to the Stabilization Fund during 2002, transferring approximately U.S.$419 million (excluding income generated by funds on deposit). Approximately U.S.$3.9 billion was withdrawn from the Stabilization Fund during 2002. The balance in the Stabilization Fund as of December 31, 2002 was approximately U.S.$2.9 billion as compared to U.S.$6.2 billion as of December 31, 2001. This decrease was the result of withdrawals during 2002 by (i) the Central Government in the amount of approximately U.S.$965 million; (ii) PDVSA in the amount of approximately U.S.$2.1 billion; and (iii) the state and local governments in the amount of approximately U.S.$732 million.

The balance in the Stabilization Fund as of December 31, 2003 was approximately U.S.$0.7 billion, a decrease of approximately U.S.$2.2 billion from year-end 2002, which reflects significant withdrawals from the Stabilization Fund effected by PDVSA and the state governments during 2003.

Financing Policy

Between the end of 1999 and December 31, 2003, Venezuela decreased its net external public debt by approximately U.S.$2.4 billion, or 22.9%. The Government’s current financing policy under the Economic Plan contemplates systematic access to the international capital markets in order to extend its external debt payment profile. The Government’s financing policy also contemplates the establishment of medium- and long-term benchmarks in the domestic capital markets.

The Government recognizes the importance of maintaining access to a wide range of established financing sources, including international and domestic capital markets, bilateral and multilateral institutions and commercial banks. To that end, the Government is in the process of establishing a debt management office, with technical support from the U.S. Treasury and the World Bank. The debt management office will monitor and evaluate opportunities to obtain access to international and domestic capital markets, foster relationships with private investors, investment banks and other financing sources and to interact with the various rating agencies and provide them with current information for their rating determinations.

Monetary and Exchange Policies

During 1999 and 2000, the general stability in the foreign exchange markets was an important factor contributing to the decrease in inflation during that period.

Under the Economic Plan, Banco Central continued its use of the band system for exchange rates. For 2000, the central parity for the band was set at Bs.687 = U.S.$1.00, with a band of 7.5% above and below the central parity. The slope of the crawling band remained at a monthly rate of 1.28%. At the end of 2000, the Bolivar traded at Bs.699.75 = U.S.$1.00.

In 2001, Banco Central undertook a more active role in monetary policy in order to provide stability in the foreign exchange market. In May 2001, Banco Central placed bonds held in its portfolio in the open market through the use of repurchase agreements. In August 2001, in an effort to stem capital flight and to relieve pressure on the value of the Bolivar and its international reserves, Banco Central implemented the following measures:

•	a ban on the sale of foreign currency to companies not domiciled in Venezuela, except under certain limited circumstances;

•	a reduction of 3% in the maximum amount of foreign exchange that Venezuelan banks and savings and loan institutions may hold, from 15% to 12% of their assets; and

•	the establishment of a special reserve that all Venezuelan financial institutions must maintain at Banco Central, consisting of 30% of all of their deposits from and loans to public sector entities and investment in public sector bonds.

During September 2001, Banco Central continued its restrictive monetary policy, increasing its discount rate from 32% to 37%. This increase in the discount rate was an attempt to restrict short-term liquidity, discourage the exchange of Bolívares for foreign currency and promote more conservative portfolio management by financial institutions.

Banco Central’s actions in 2001, combined with the weak global economy, resulted in exchange rate stability for most of the fourth quarter of 2001. However, during the last two weeks of December 2001, the demand for foreign currency suddenly increased, and Banco Central was forced to reopen its money desk operations and increase the discount rate in order to provide stability to the foreign exchange market and prevent rapid devaluation of the Bolivar. At December 31, 2001, the Bolivar traded at Bs.758 = U.S.$1.00.

In January 2002, Banco Central widened the currency exchange band and allowed the Bolivar to depreciate against the U.S. dollar at a slightly greater rate. This change, however, failed to lessen the pressure on the Bolivar, and Banco Central continued to spend large amounts of its international reserves to defend the value of the Bolivar. On February 13, 2002, President Chávez announced that the Bolivar would float freely, with no protective band and minimal intervention from Banco Central. Banco Central continued to participate actively in the exchange markets in 2002 in an attempt to slow the depreciation of the Bolivar. In April 2002, Banco Central modified the terms relating to the reserves that Venezuelan financial institutions must maintain at Banco Central. These changes, among other things, gradually decreased the minimum reserve requirements of each institution to 15% of their respective deposits and loans. Additionally, Banco Central began to participate in the bond market in April 2002, buying and selling Government bonds, in an effort to stabilize interest rates by maintaining a constant level of liquidity for bond investors. Despite the intervention by Banco Central in the exchange markets in 2002, the free-floating exchange system put a considerable amount of pressure on the Bolivar, which led to a significant devaluation of the Bolivar with respect to the U.S. dollar in 2002. On October 8, 2002, the Bolivar/U.S. dollar exchange rate reached its lowest point to that date. The Bolivar/U.S. dollar exchange rate on that date, as calculated by Banco Central, was Bs.1,496.25 = U.S.$1.00, reflecting a depreciation of 97.4% compared to December 31, 2001. On December 31, 2002, the Bolivar/U.S. dollar exchange rate, as calculated by Banco Central, was Bs.1,403 = U.S.$1.00, reflecting a depreciation of 85.1% since December 31, 2001.

Exchange Control Regime

In addition to the devaluation of the Bolivar during 2002 described under “—Economic Policy and Legislation—Monetary and Exchange Policies” above, the general work stoppage that began in December 2002 resulted in a significant decrease in the availability of foreign currency generated from the sale of oil. This decrease was coupled with an extraordinary increase in the demand for foreign currency, resulting in a significant decline in the level of the Republic’s international reserves and a substantial depreciation of the Bolivar against the U.S. dollar during the first few weeks of 2003. The substantial reduction of oil exports resulting from the work stoppage also damaged the country’s trade balance. These problems disrupted Venezuela’s economy and threatened to negatively affect the Republic’s ability to service its external debt. In response to those developments, and in an attempt to achieve monetary stability as well as to ensure the Republic’s future ability to continue to meet its external debt obligations, the Republic suspended foreign exchange trading on January 21, 2003. On February 5, 2003, the Government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime.

A newly-created commission, CADIVI, was put in charge of the coordination, administration, control and establishment of the requirements, procedures and restrictions of the exchange control regime. CADIVI is composed of five members who are appointed by the President.

The exchange control regime centralized the purchase and sale of foreign currencies in Banco Central. The Ministry of Finance, together with Banco Central, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies. On February 5, 2003, the Ministry of Finance and Banco Central fixed the U.S. dollar exchange rate at Bs.1,596 per U.S.$1.00 for purchases and Bs.1,600 per U.S.$1.00 for sales. The exchange rate for the payment of the public foreign debt was set at Bs.1,600 per U.S.$1.00 on February 7, 2003. On February 5, 2004, the Ministry of Finance and Banco Central changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.1,920.00 = U.S.$1.00.

The exchange control regime provides that all foreign currency generated through public or private sector operations must be sold to Banco Central at the exchange rate established thereunder. Banco Central is granted a commission of Bs.0.25 for each U.S. dollar sold. Unless otherwise expressly authorized, the obligation of the public sector to sell foreign currency to Banco Central includes any foreign currency: (i) generated by the activities of PDVSA and its affiliates; (ii) introduced into Venezuela through BANDES, the Fondo de Garantía de Depósitos, or FOGADE, and other public financial institutions; (iii) obtained by the Republic through public credit operations or otherwise; or (iv) obtained by other public sector entities by any other means. In turn, the private sector must sell to Banco Central any foreign currency: (i) generated from the export of goods and services; (ii) introduced into Venezuela for investment purposes; (iii) generated by companies incorporated to develop the activities regulated by the Hydrocarbons Law; or (iv) generated from transportation services, travel and tourism operations, bank transfers, investment, lease agreements and other commercial, industrial, professional or personal services or activities. Additionally, all foreign currency that enters the country must be registered through banks and financial institutions authorized by CADIVI.

With respect to the purchase of foreign currency, the exchange control regime provides that Banco Central must approve the Republic’s foreign currency budget. This budget may be adjusted in accordance with the level of international reserves and the flow of foreign currency. Banco Central will sell foreign currency only if it determines that there are sufficient international reserves.

Public sector entities must request foreign currency directly from Banco Central for the following: (i) payments of external public debt; (ii) transfers required for the Republic’s foreign service representatives abroad or delegations of the executive, legislative, judicial, civic or electoral branches participating in special missions abroad; (iii) international commitments of the Republic; (iv) payments related to national security; (v) urgent health and food provisions; (vi) the provision of foreign currency to BANDES and Banco de Comercio Exterior; and (vii) payments resulting from imports occurring prior to February 5, 2003. The exchange control regime contains provisions that are specific to PDVSA which effectively allow PDVSA and its affiliates to maintain offshore accounts up to a specified dollar amount approved by Banco Central.

The acquisition of foreign currency by private sector individuals or entities must be approved by CADIVI. To request approval for a certain operation, an individual or entity must first be registered with CADIVI. This requires proof that social security contributions and tax payments are up to date, in addition to other requirements that CADIVI may set forth in the future. Any authorization granted by CADIVI will be valid for 120 days. The foreign currency that is purchased must be used in accordance with the request made to CADIVI for such currency.

Private sector individuals or entities must request approval from CADIVI for: (i) the purchase of foreign currency for transfers of money abroad, payments of imported goods and services and payments of interest or principal on external indebtedness; (ii) the purchase of foreign currency for the payment of dividends, capital gains and interest that are the product of foreign investment in Venezuela, as well as for payments of service contracts, technology contracts or royalties; and (iii) the acquisition of foreign currency for payments under ADS, ADR, GDS and GDR programs issued prior to February 5, 2003.

On March 14, 2003, the Ministries of Production and Commerce, Agriculture and Land, and Health and Social Development issued a joint resolution which attached a list of materials and goods which are used for the production of essential goods and services. Operations involving the materials listed in those attachments, as well as those involving medical equipment and materials, will receive preferential treatment from CADIVI.

Members of the business sector and representatives of Banco Central have criticized CADIVI’s procedures and slow response with respect to approving requests for foreign currency. In April 2003, CADIVI began approving small sales of U.S. dollars. On May 22, 2003, the Minister of Finance announced the streamlining of the exchange control procedures, adding that the Economic Cabinet would be put in charge of formulating exchange control provisions while CADIVI would become a technical division devoted to the processing of requests for foreign currency, particularly those made by importers. On October 3, 2003, Banco Central passed Foreign Exchange Agreement No. 5 (Convenio Cambiario No. 5) which provided for expedited procedures for access to foreign exchange to importers for imported goods. Among other matters, this agreement established that CADIVI must respond to any petition for foreign exchange within five business days.

In February 2003, the Juzgado de Sustanciación of the Sala Constitucional of the Supreme Court, admitted claims challenging the constitutionality of the exchange control regime and seeking to overturn the laws established by CADIVI. As of June 30, 2004, the claims remained pending.

Gross Domestic Product

Venezuela has experienced volatile rates of growth and contraction in recent years.

In 1999, the continuing decline in the international petroleum markets and its effect on Venezuela led to a contraction of GDP by approximately 6.1% in real terms compared to 1998, as the petroleum sector contracted at a rate of 7.4% and the non-petroleum sector contracted by 5.4%.

During 2000, GDP expanded at a rate of 3.2% in real terms compared to 1999. During this period, the petroleum sector expanded at a rate of 3.2% and the non-petroleum sector expanded at a rate of 3.0%. Increased production of, and export prices for, Venezuelan petroleum products contributed to an increase in petroleum sector GDP during 2000. The dollar value of petroleum exports increased by 67.0% during 2000 compared with 1999. The average per barrel oil price for the Venezuelan basket increased 61.5% from U.S.$16.04 during 1999 to U.S.$25.91 during 2000. The increase in the non-petroleum sector during 2000 resulted primarily from growth of 4.0% in the trade sector, 8.2% in the mining sector and 8.1% in the transportation sector.

In 2001, GDP grew at a rate of 2.8% in real terms compared to 2000. During this period, the petroleum sector contracted by 0.9% and the non-petroleum sector grew by 4.0%. This deceleration in the rate of growth as compared to 2000 was the result of a generally weak global economy and a decline in the price of oil. The dollar value of petroleum exports decreased by 22.6% during 2001 compared to 2000. The average per barrel oil price for the Venezuelan basket decreased 22.1% from U.S.$25.91 during 2000 to U.S.$20.21 during 2001. The increase in the non-petroleum sector during 2001 resulted primarily from a growth of 13.5% in the construction sector.

In 2002, GDP contracted by 8.9% in real terms compared to 2001. During this period, the petroleum sector contracted by 12.6% and the non-petroleum sector contracted by 6.5%. This contraction was due primarily to decreased oil exports resulting from the effects of the general strike that began in December 2002, as well as the adherence by Venezuela to production quotas imposed by OPEC. Decreases of 19.9% in the construction sector, 11.0% in the manufacturing sector and 10.9% in the trade sector also contributed to the severity of this contraction. The dollar value of petroleum exports decreased by 23% during 2002 compared with 2001. The average per barrel oil price for the Venezuelan basket increased 7% from U.S.$20.21 during 2001 to U.S.$21.62 during 2002.

In 2003, GDP totaled Bs.496.6 billion in 1984 Constant Bolívares, representing a contraction of 9.3% in real terms compared to 2002. During this period, the petroleum sector contracted by 10.7% and the non-petroleum sector contracted by 8.0%. The contraction in the non-petroleum sector in 2003 resulted primarily from decreases of 37.4% in the construction sector, 10.6% in the manufacturing sector and 11.4% in the trade sector compared to 2002.

The following tables set forth Venezuela’s GDP in 1984 Constant Bolívares for each of the periods indicated:

	Year Ended December 31,
	1999			2000			2001			2002(1)			2003(1)
	Value		Share	Value		Share	Value		Share	Value		Share	Value		Share
	(in billions of 1984 Constant Bolívares and as percentage share of GDP)
Aggregate Global Demand	Bs.	565.9	100.0%	Bs.	584.2	100.0%	Bs	600.5	100.0%	Bs.	547.2	100.0%	Bs.	496.6	100.0%
Aggregate Internal Demand		451.7	79.8		474.4	81.2		506.8	84.4		434.4	79.4		390.1	78.6
Gross Capital Formation		77.1	13.6		77.9	13.3		88.5	14.7		69.0	12.6		42.1	8.5
Public		41.2	7.3		41.7	7.1		48.0	8.0		39.0	7.1		n.a.	n.a.
Private		35.9	6.3		36.2	6.2		40.5	6.7		30.0	5.5		n.a.	n.a.
Consumption		359.4	63.5		373.5	63.9		392.0	65.3		369.4	67.5		359.0	72.3
Public		56.0	9.9		58.8	10.1		62.6	10.4		61.0	11.2		60.2	12.1
Private		303.4	53.6		314.7	53.9		329.4	54.9		308.4	56.4		298.8	60.2
Variation of Stock		15.3	2.7		23.1	3.9		26.3	4.4		(4.0)	(0.7)		(11.0)	(2.2)
Net External Demand(2)		114.2	20.2		109.8	18.8		93.7	15.6		112.8	20.6		106.5	21.4
Gross Domestic Product		565.9	100.0		584.2	100.0		600.5	100.0		547.2	100.0		496.6	100.0
Petroleum Activities		155.1	27.4		160.0	27.4		158.6	26.4		138.6	25.3		123.8	24.9
Non-petroleum Activities		396.9	70.1		408.8	70.0		425.0	70.8		397.2	72.6		365.6	73.6
Agriculture		27.7	4.9		28.4	4.9		29.2	4.9		28.7	5.2		28.1	5.6
Mining		4.7	0.8		5.1	0.9		5.2	0.9		5.2	0.9		4.8	1.0
Manufacturing		79.8	14.1		82.9	14.2		85.2	14.2		75.8	13.9		67.8	13.7
Water and Electricity		10.7	1.9		11.0	1.9		11.4	1.9		11.6	2.1		11.7	2.4
Construction		30.4	5.4		29.6	5.1		33.6	5.6		26.9	4.9		16.9	3.4
Trade(3)		59.4	10.5		61.7	10.6		63.8	10.6		56.9	10.4		50.4	10.1
Transportation(4)		33.4	5.9		36.2	6.2		39.3	6.6		37.8	6.9		36.5	7.4
General Government		44.5	7.9		45.9	7.9		46.5	7.7		45.9	8.4		45.5	9.2
Financial Institutions(5)		71.7	12.7		73.3	12.6		75.1	12.5		72.5	13.2		69.0	13.9
Other(6)		34.5	6.1		34.7	5.9		35.6	5.9		35.9	6.6		35.0	7.0
Import Rights		13.9	2.5		15.4	2.6		17.0	2.8		11.3	2.1		7.2	1.5

(1)	Preliminary figures.

(2)	Exports minus imports.

(3)	Includes trade, restaurants and hotels.

(4)	Includes transport, storage and communications.

(5)	Includes financial institutions, insurance, real estate and lending activities.

(6)	Includes community, social and personal services and private non-profit services and private non-profit services minus imputed banking services.

n.a.:      Not available.

Source: Banco Central.

	Year Ended December 31,
	1999	2000	2001	2002(1)	2003(1)
	(percentage change in real terms)
Aggregate Global Demand	(6.1)%	3.2%	2.8%	(8.9)%	(9.2)%
Aggregate Internal Demand	(5.9)	5.0	6.8	(14.3)	(10.2)
Gross Capital Formation	(16.4)	1.1	13.6	(22.0)	(38.9)
Public	(15.0)	1.2	15.1	(18.7)	n.a.
Private	(18.0)	0.9	11.9	(26.0)	n.a.
Consumption	(3.2)	3.9	5.0	(5.8)	(2.8)
Public	3.0	5.0	6.4	(2.5)	(1.3)
Private	(4.3)	3.7	4.7	(6.4)	(3.1)
Variation of Stock	(36.7)	n.a.	13.9	n.a.	n.a.
Net External Demand(2)	(6.8)	(3.9)	(14.6)	20.3	(5.6)
Gross Domestic Product	(6.1)	3.2	2.8	(8.9)	(9.2)
Petroleum Activities	(7.4)	3.2	(0.9)	(12.6)	(10.7)
Non-petroleum Activities	(5.4)	3.0	4.0	(6.5)	(8.0)
Agriculture	(2.1)	2.4	2.6	(1.7)	(2.2)
Mining	(10.4)	8.2	1.1	0.5	(7.6)
Manufacturing	(9.2)	3.9	2.9	(11.0)	(10.6)
Water and Electricity	1.1	2.2	3.8	1.8	1.0
Construction	(16.5)	(2.7)	13.5	(19.8)	(37.4)
Trade(3)	(9.6)	4.0	3.4	(10.9)	(11.4)
Transportation(4)	1.6	8.1	8.8	(3.8)	(3.5)
General Government	1.2	3.3	1.4	(1.4)	(0.8)
Financial Institutions(5).	(3.3)	2.2	2.4	(3.5)	(4.8)
Other(6)	0.6	0.6	2.6	0.8	(2.6)
Adjustments	(10.4)	10.9	9.9	(33.2)	(36.2)

(1)	Preliminary figures.

(2)	Exports minus imports.

(3)	Includes trade, restaurants and hotels.

(4)	Includes transport, storage and communications.

(5)	Includes financial institutions, insurance, real estate and lending activities.

(6)	Includes community, social and personal services and private non-profit services and private non-profit services minus imputed banking services.

n.a.:      Not available.

Source: Banco Central.

Inflation

Venezuela has experienced high levels of inflation during the last ten years as a consequence of the devaluation of the Bolivar, consolidated public sector deficits, increases in the prices of public and private sector goods and services and increases in taxes, among other factors.

The Government has implemented a number of policies to reduce inflation since Venezuela ended a series of controlled interest and exchange rates in 1989. Nevertheless, those actions have not been uniformly successful, and the policy measures taken have led at times to temporary exacerbation of the rate of inflation.

Inflation for 1999, as measured by the CPI, was 20.0%. Inflationary pressures decreased during 1999 as a result of the contraction in economic activity and the expected improvement in fiscal accounts due to increases in international oil prices and reductions in expenditures implemented in response to the decline in oil revenues during the first half of 1999.

Inflation for 2000, as measured by the CPI, was 13.4%. The decrease in the rate of inflation compared to 1999 resulted primarily from the relative stability in the foreign exchange markets and increased petroleum exports.

The decline in the rate of inflation continued in 2001, as inflation, as measured by the CPI, increased 12.3% as compared to the previous year.

The rapid devaluation of the Bolivar in 2002 was accompanied by an increase in inflationary pressures on the Venezuelan economy. The rate of inflation, as measured by the CPI, rose to 31.2% for year-end 2002.

For the year ended December 31, 2003, the rate of inflation, as measured by the CPI, reached 27.1%. The decrease in inflation was primarily due to the Government’s implementation of price controls on certain basic goods and food staples.

The following table sets forth five price indices for the periods indicated:

					1999					2000
		1999			Full		2000			Full
	Quarters				Year	Quarters				Year
	I	II	III	IV		I	II	III	IV
Producer Price Index(1):
Manufacturing Goods(2):
Average	3.9	2.4	2.6	2.0	14.7	2.9	2.9	2.2	2.3	10.2
End of Period(3)	5.2	2.3	1.5	2.2	10.6	4.0	2.1	2.7	1.3	10.4
Raw Materials for Construction:
Average	3.4	3.6	1.6	2.9	14.3	4.5	3.0	2.5	1.9	12.9
End of Period(3)	5.4	1.2	3.0	2.1	12.2	5.8	1.5	3.2	0.9	11.9
Wholesale Price Index(4):
Domestic Goods(1):
Average	3.3	4.1	1.5	5.2	17.7	4.5	3.3	4.0	5.0	16.8
End of Period	3.9	3.4	2.0	5.7	15.8	3.7	3.2	5.7	3.9	17.5
Imported Goods(1) (6):
Average	2.2	1.6	1.2	2.1	11.6	2.8	3.5	1.9	1.3	9.7
End of Period	2.1	(0.4)	3.4	1.3	6.4	4.2	2.9	1.7	0.9	9.9
Consumer Price Index(5)
(Caracas Metro Area):
Average	5.5	4.4	4.6	4.2	23.6	3.9	3.4	3.2	3.0	16.2
End of Period	5.2	4.7	4.0	4.8	20.0	3.0	3.7	3.6	2.5	13.4

[Additional columns below]

[Continued from above table, first column(s) repeated]

					2001
		2001			Full	2002
	Quarters				Year	Quarters
	I	II	III	IV		I	II	III	IV
Producer Price Index(1):
Manufacturing Goods(2):
Average	1.1	1.7	1.8	1.5	7.4	6.3	11.0	14.0	7.2
End of Period(3)	1.2	2.0	1.7	1.3	6.3	13.4	7.1	15.0	2.8
Raw Materials for Construction:
Average	1.1	1.8	4.4	1.7	8.7	7.4	11.0	17.4	5.5
End of Period(3)	1.6	2.0	3.9	1.7	9.5	14.9	8.3	17.4	0.1
Wholesale Price Index(4):
Domestic Goods(1):
Average	2.3	4.2	3.7	1.1	14.9	6.0	11.4	13.9	9.2
End of Period	1.7	6.5	1.7	0.6	10.7	13.2	7.6	14.6	5.4
Imported Goods(1) (6):
Average	1.6	1.7	2.4	2.3	7.7	10.3	17.6	22.1	7.2
End of Period	2.2	1.4	3.0	1.7	8.5	22.0	12.3	21.8	0.2
Consumer Price Index(5)
(Caracas Metro Area):
Average	2.4	3.2	3.5	2.8	12.6	4.3	7.1	8.7	7.6
End of Period	2.2	3.7	3.4	2.5	12.3	7.0	5.4	10.8	4.9

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2002					2003
	Full	2003				Full
	Year	Quarters				Year
		I	II	III	IV
Producer Price Index(1):
Manufacturing Goods(2):
Average	29.0	12.4	7.9	5.0	3.7	41.7
End of Period(3)	43.9	17.5	5.1	4.7	3.5	33.8
Raw Materials for Construction:
Average	33.4	15.6	10.8	3.0	2.7	49.2
End of Period(3)	46.0	24.5	3.6	3.0	2.4	35.5
Wholesale Price Index(4):
Domestic Goods(1):
Average	31.0	14.5	11.9	6.5	7.9	51.1
End of Period	47.2	22.5	7.1	6.6	8.1	51.9
Imported Goods(1) (6):
Average	46.8	19.0	7.3	6.5	2.9	42.3
End of Period	67.2	26.4	1.6	8.6	2.0	56.4
Consumer Price Index(5)
(Caracas Metro Area):
Average	22.6	8.2	6.1	4.9	4.9	31.1
End of Period	31.2	9.4	5.5	4.6	5.4	27.1

(1)	The Wholesale Price Index and the Producer Price Index include the General Wholesale Tax.

(2)	The percentage changes refer to the Producer Price Index for manufactured goods (Caracas Metropolitan Area and Central Region of Venezuela Base 1997 = 100).

(3)	This index is calculated with quarterly information collected at mid-term.

(4)	The percentage changes refer to the Wholesale Price Index for manufactured goods (Caracas Metropolitan Area and Central Region of Venezuela Base 1984 = 100).

(5)	Since January 2000, the Consumer Price Index (CPI) has been calculated on the basis of 1997 Constant Bolívares.

(6)	2003 figures based on 1997 calculations.

Source: Banco Central

Foreign Trade and Balance of Payments

Foreign Trade

Foreign trade plays a vital role in the Venezuelan economy. Venezuela traditionally has experienced a favorable balance of trade. Average annual exports for the five years ended 2003 were U.S.$26.6 billion. During the same period, average annual imports were U.S.$14.1 billion.

In 2003, Venezuela’s total exports were approximately U.S.$25.8 billion. Petroleum products represent the most significant exports for Venezuela, totaling approximately U.S.$20.8 billion through December 31, 2003. During the same period, total imports, consisting mainly of raw materials, machinery, equipment and manufactured goods, were approximately U.S.$10.7 billion.

Trade Policy

The basic goals of Venezuela’s trade policy are to promote productive investment and to stimulate the various sectors of the economy. The policy contemplates reducing tariffs and other trade barriers, increasing foreign direct investment and maintaining a favorable balance of trade. In addition, Venezuela has entered into a number of bilateral, regional and multilateral free trade agreements. It is an active member of the GATT and the WTO.

The Ministerio de Producción y Comercio, or MPC, has developed specific trade policies and measures designed to promote trade with Venezuela, as well as free trade agreements.

In accordance with WTO standards, the MPC is currently designing a more flexible import tax system with the principal objective of reducing import taxes on goods incorporated in products for export. In addition, the MPC is developing trade policy programs with a broader geographic scope and a longer-term perspective. In furtherance of these objectives, MPC plans to implement and monitor programs designed to improve the quality and productivity of Venezuelan exporters through a global export incentive scheme.

The Government has entered into agreements with a number of countries, including Belgium, Luxembourg, China, Cuba, the Dominican Republic, Panama, Nicaragua and Jamaica, among others, regarding the promotion of bilateral trade and economic and technological development, as well as the facilitation of purchases of petroleum and refined petroleum products. In this connection, in 2000, Venezuela entered into an agreement with Cuba to supply oil under preferential financing conditions similar to those established by other agreements between Venezuela and Central America and the Caribbean states. In connection with the agreement, Cuba has been supplying technical assistance to Venezuela, including medical personnel. See “Recent Developments—Recent Political Developments—Special Social Programs”.

Trading Partners

Foreign trade plays a vital role in the Venezuelan economy, the United States being Venezuela’s most important trading partner. In 2003, trade with the United States accounted for 44.8% of total exports and 25.7% of total imports. As of December 31, 2003, Venezuela was the fourth-largest exporter of petroleum products to the United States. In addition to the United States, Venezuela’s significant trading partners include Colombia, Germany, Brazil, Italy and Japan.

The following tables set out the geographical distribution of Venezuela’s imports and exports, including in the petroleum sector, for the periods indicated:

	Imports
	Year Ended December 31,
	1999	2000	2001	2002(1)	2003(1)
	(as a percentage of total)
Brazil	3.2%	4.3%	5.2%	5.2%	5.2%
Colombia	5.1	6.5	7.8	7.0	6.8
France	1.5	1.5	1.5	1.3	1.9
Germany	4.6	3.3	3.2	4.6	3.1
Italy	5.1	3.7	3.1	4.0	2.4
Japan	2.7	2.7	3.8	2.8	2.6
United States	37.0	34.1	30.4	26.5	25.7
Others	40.8	43.9	45.0	48.6	52.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

	Exports
	Year Ended December 31,
	1999	2000	2001	2002(1)	2003(1)
	(as a percentage of total)
Brazil	4.3%	3.7%	1.4%	2.1%	1.0%
Colombia	3.8	2.6	2.7	2.8	2.4
France	0.2	0.3	0.2	0.6	0.2
Germany	1.0	0.9	1.1	0.4	0.5
Italy	0.5	0.5	0.6	0.6	0.5
Japan	1.1	0.7	0.6	0.2	0.5
United States	46.8	50.1	48.1	45.1	44.8
Others	42.2	41.1	45.4	48.2	50.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary figures.

Sources: Banco Central, INE, PDVSA and Ferrominera del Orinoco.

Because the United States is Venezuela’s largest trading partner, changes in the U.S. economy may have a significant impact on the Venezuelan economy. If the United States were to enter into a prolonged recessionary period, Venezuela’s exports, particularly its petroleum exports, could suffer. Decreased demand for petroleum would also be expected to result in a decrease in the price of the Venezuelan basket of petroleum products.

Development of Non-Petroleum Exports

Venezuela’s principal non-petroleum exports include steel, iron ore, chemical products, aluminum, fish and shellfish, cement, paper products, ceramics and tropical fruits. Venezuela has taken steps during the last ten years to increase its non-petroleum exports as part of its plan to diversify its sources of foreign exchange earnings and fiscal revenues. Nonetheless, in the short and medium term, petroleum exports (including natural gas) are expected to continue to comprise the substantial majority of Venezuela’s exports in dollar value. In 1999, non-petroleum exports were valued at U.S.$4.1 billion, representing approximately 19.8% of total exports. During 2000, non-petroleum exports increased to U.S.$5.1 billion, representing approximately 15.5% of total exports. During 2001, non-petroleum exports totaled U.S.$5.2 billion, representing approximately 19.3% of total exports. During 2003, non-petroleum exports totaled U.S.$5.0 billion, representing 19.4% of Venezuela’s total exports during that period.

Balance of Payments

Because Venezuela is a major oil producer and exporter, it has historically recorded trade and current account surpluses. In 1999, the current account recorded a surplus of U.S.$2.1 billion. The significant improvement in the value of petroleum exports and a reduction in the value of imports due to the recession in Venezuela that year contributed to the surplus. The current account recorded a surplus of U.S.$11.9 billion for 2000. This significant increase in the current account surplus was due primarily to an increase in the value of petroleum exports. The current account surplus declined materially in 2001, with the current account surplus totaling U.S.$2.0 billion for 2001. The decrease was primarily due to the lower oil export price and, to a lesser extent, to increased imports by the private sector. The current account surplus was U.S.$7.4 billion during 2002. This increase in the current account surplus was due mainly to the significant decrease in imports during 2002. In 2003, the current account surplus was U.S.$9.6 billion.

For 1999, the capital account recorded a deficit of U.S.$510 million due to reductions in public debt disbursements and foreign direct investment. For 2000, the capital account registered a deficit of U.S.$3.0 billion primarily as a result of lower disbursements and higher amortizations of private and public debt. The capital account recorded a deficit of U.S.$219 million for 2001. During 2002, the capital account recorded a deficit of U.S.$9.4 billion. The deficit in the capital account in 2002 was due primarily to significant outflows that occurred in connection with the servicing of external debt, which were not, as in prior years, balanced by strong foreign investment or new disbursements of external debt. The capital account recorded a deficit of U.S.$3.2 billion for 2003.

In 1999, foreign direct investment totaled U.S.$2.9 billion. Foreign direct investment increased in 2000 to U.S.$4.7 billion, principally as a result of the acquisition by The AES Corporation of a majority interest in C.A. La Electricidad de Caracas, referred to as EDC, a private electric utility company that provides electricity in the Caracas metropolitan area. In 2001, foreign direct investment decreased to U.S.$3.7 billion. During 2002, foreign direct investment decreased significantly to approximately U.S.$779 million. In 2003, foreign direct investment increased significantly to approximately U.S.$2.5 billion.

The new Hydrocarbons Law enacted on November 13, 2001 limits foreign investment in certain joint ventures to 49% ownership and requires the prior approval of the National Assembly for the formation of such ventures in the petroleum industry. These provisions, which also include higher royalty rates than had been applicable in previous years and new taxes, may lower the amount of foreign direct investment in the petroleum sector in the future. For more information, refer to “Principal Sectors of the Venezuelan Economy—Petroleum and Natural Gas—New Hydrocarbons Law”.

The following table sets forth Venezuela’s balance of payments for the periods indicated:

	Year Ended December 31,
	1999	2000	2001	2002(1)	2003(1)
Current Account	$2,112	$11,853	$1,987	$7,423	$9,624
Trade Balance	6,471	16,664	7,460	13,034	15,043
Oil Exports (f.o.b.)	16,735	27,874	21,745	21,530	20,831
Non-oil Exports (f.o.b.)	4,228	5,655	4,922	5,126	4,919
Imports (f.o.b.)	(14,492)	(16,865)	(19,207)	(13,622)	(10,707)
Services	(2,839)	(3,253)	(3,305)	(2,792)	(2,442)
Transportation	(1,168)	(1,434)	(1,581)	(1,204)	(995)
Travel	(458)	(635)	(493)	(542)	(504)
Communications	26	22	2	(10)	(11)
Insurance	(188)	(178)	(191)	(170)	(135)
Government	(64)	(74)	(38)	15	(155)
Other	(987)	(954)	(1,004)	(881)	(642)
Investment Income	(1,453)	(1,388)	(2,020)	(2,654)	(2,975)
Inflows	2,272	3,049	2,603	1,587	1,121
Public Sector Interest	627	1,003	687	627	318
Private Sector Interest	1,226	1,715	1,112	642	473
Other	419	331	804	318	250
Outflows	(3,725)	(4,437)	(4,623)	(4,241)	(4,096)
Public Debt Interest	(2,218)	(2,264)	(2,046)	(1,888)	(1,940)
Private Debt Interest	(446)	(594)	(452)	(299)	(247)
Other	(1,061)	(1,579)	(2,125)	(2,054)	(1,909)
Current Transfers	(67)	(170)	(148)	(165)	(2)
Capital and Financial Account	(510)	(2,974)	(219)	(9,365)	(3,171)
Inflows	12,444	12,229	15,319	6,796	10,225
Direct Investment	2,890	4,701	3,683	779	2,531
Public Debt (long-term)	2,798	1,657	3,665	2,364	2,864
Bonds	1,406	477	2,024	200	1,466
Loans and Trade credits	1,392	1,180	1,641	2,164	1,398
Private Debt (long-term)	1,902	1,381	732	433	61
Bonds	0	1	0	0	0
Loans	1,902	1,380	732	433	61
Imports Financing	0	101	133	0	436
Other	4,854	4,389	7,106	3,220	4,333
Outflows	(12,954)	(15,203)	(15,538)	(16,161)	(13,396)
Public Debt (long-term)	(2,382)	(2,874)	(2,470)	(3,006)	(5,608)
Bonds	(877)	(1,378)	(964)	(1,572)	(3,446)
Loans and Trade credits	(1,505)	(1,496)	(1,506)	(1,434)	(2,162)
Private Debt (long-term)	(781)	(517)	(1,386)	(389)	(492)
Bonds	(38)	(36)	(6)	(21)	0
Loans	(743)	(481)	(1,380)	(368)	(492)
Other	(9,791)	(11,812)	(11,682)	(12,766)	(7,296)
Net Errors and Omissions	(534)	(2,926)	(3,607)	(2,485)	(1,010)
Overall Balance	1,068	5,953	(1,839)	(4,427)	5,443
Change in Reserves (Increase)	(1,068)	(5,953)	1,839	4,427	(5,443)
Assets(2)	(612)	(5,449)	2,028	4,430	(5,454)
Banco Central(3)	(346)	(721)	3,809	1,070	(7,604)
BANDES(4)	(51)	(368)	(144)	0	0
Stabilization Fund	(215)	(4,360)	(1,637)	3,360	2,150
Obligations	(456)	(504)	(189)	(3)	11
Banco Central	(456)	(504)	(189)	(3)	11

(1)	Preliminary figures.

(2)	Figures without parentheses indicate a diminution of the assets or increase of the corresponding liabilities. Figures within parentheses indicate an increase of the assets or diminution of the corresponding liabilities.

(3)	Excludes changes in valuation.

(4)	Formerly FIV.

Source: Banco Central

International Reserves

At December 31, 1999, gross international reserves at Banco Central totaled U.S.$15.2 billion, representing an increase of U.S.$315 million compared with the previous year. At year-end 1999, international monetary assets totaled U.S.$16.6 billion, liquid operating reserves at Banco Central totaled U.S.$11.7 billion and net international reserves at Banco Central totaled U.S.$14.4 billion. The increase in reserves was due primarily to the increase in the current account achieved that year.

Banco Central’s gross international reserves at the end of 2000 totaled U.S.$15.9 billion, representing a slight increase compared with December 31, 1999. In addition, funds in the Stabilization Fund totaled U.S.$4.6 billion. At December 31, 2000, total international monetary assets totaled U.S.$21.9 billion, liquid operating reserves at Banco Central totaled U.S.$12.6 billion and net international reserves (excluding funds in the Stabilization Fund) at Banco Central totaled U.S.$15.7 billion.

During 2001, Banco Central intervened in the foreign currency markets more frequently than in 2000 in order to defend the value of the Bolivar. As a result, gross international reserves at Banco Central decreased by approximately U.S.$3.6 billion between December 31, 2000 and December 31, 2001, registering at U.S.$12.3 billion at year-end 2001. At December 31, 2001, international monetary assets stood at U.S.$18.8 billion, liquid operating reserves at Banco Central totaled U.S.$8.8 billion and net international reserves (excluding funds in the Stabilization Fund) totaled U.S.$12.3 billion. At the same date, the balance in the Stabilization Fund was approximately U.S.$6.3 billion, an increase of U.S.$1.7 billion from December 31, 2000.

Banco Central continued its intervention in the foreign currency markets in 2002 in an attempt to bolster the value of a rapidly depreciating Bolivar. As a result, the level of gross international reserves decreased in 2002. At December 31, 2002, gross international reserves at Banco Central totaled approximately U.S.$12.0 billion, representing a decrease of approximately U.S.$293 million from December 31, 2001. At December 31, 2002, international monetary assets totaled approximately U.S.$15.4 billion, liquid operating reserves totaled approximately U.S.$8.0 billion and net international reserves (excluding funds in the Stabilization Fund) totaled approximately U.S.$12.0 billion. At the same date, the balance in the Stabilization Fund was approximately U.S.$2.9 billion.

Gross international reserves stood at approximately U.S.$20.7 billion at December 31, 2003 (excluding funds in the Stabilization Fund), representing an increase of approximately U.S.$8.7 billion since December 31, 2002. The U.S.$20.7 billion figure includes amounts approved for conversion to U.S. Dollars, but not yet disbursed, under the exchange control regime, as of year-end 2003. For more information concerning the exchange control regime, refer to “—Exchange Control Regime”. At the same date, the balance in the Stabilization Fund was approximately U.S.$0.7 billion.

The following table sets out a breakdown of the international monetary assets of Venezuela for the periods indicated:

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in millions of U.S. dollars)
International Reserves at Banco Central	$15,164	$15,883	$12,296	$12,003	$20,666	(8)
Gold(1)	2,887	2,794	3,056	3,516	4,632
Special Drawing Rights	128	36	10	11	10
IMF Position(2)	442	419	405	438	478
Total Liquid Operating Reserves(3)	11,707	12,634	8,825	8,038	15,546
Liabilities of Banco Central(4)	(760)	(227)	(32)	(29)	(40)
Net Liquid Operating Reserves	10,947	12,407	8,793	8,009	15,586
Stabilization Fund (5)	215	4,588	6,277	2,857	700
Other International Monetary Assets(6)	1,246	1,385	257	506	532	(9)
International Monetary Assets(7)	16,625	21,856	18,780	15,366	21,898

(1)	Figures are valued at the market price for gold for the relevant periods and reflect methodological arrangements in the accounting treatment for gold-swap operations.

(2)	Includes net IMF Position.

(3)	Includes international financing cooperation and ALADI Agreement.

(4)	Includes Banco Central’s reserve liabilities.

(5)	Includes the Stabilization Fund portfolio managed by Banco Central.

(6)	Other than amounts in the Stabilization Fund.

(7)	Includes all monetary or similar assets denominated in units of exchange other than Bolívares owned or controlled by the Republic, Banco Central and other public sector entities.

(8)	This figure includes certain amounts approved for conversion to U.S. Dollars, but not yet disbursed, under the Exchange Control Regime, as of December 31, 2003.

(9)	Preliminary Figures.

Sources: Banco Central, BANDES and PDVSA.

Banco Central Transfers

In 2000, Banco Central’s board of directors approved the transfer of approximately Bs.792 billion in realized income from Banco Central to the Government in accordance with the provisions of the Central Bank Law. The amounts transferred were used for certain investment projects and social programs of the Government. The income that was the subject of the transfer was derived from the accumulation of realized profits from foreign exchange operations of Banco Central. The transfer did not affect unrealized gains on foreign exchange holdings.

The transfer of income from Banco Central to the Government was provided for under the Central Bank Law as in effect at the time the transfer was approved. That law provided that 10% of Banco Central’s annual net income was to be allocated to Banco Central’s general reserve, and a maximum of 5% of annual net income could be set aside in a voluntary reserve fund, with the remainder to be available for transfer to the Government after approval by the general assembly and the board of directors of Banco Central. The law required that the transfer take place on a date determined by the board of directors of Banco Central but within six months following the close of Banco Central’s fiscal year. The Central Bank Law also established that the calculations of income to be paid to the National Treasury would be based on realized income. Over the several years prior to the passage of the new Central Bank Law in October 2001, Banco Central had deposited 100% of its net income in the general reserve, instead of 10% thereof, which was the minimum required deposit to be made in accordance with the Central Bank Law.

In 2001, Banco Central transferred approximately Bs.1.8 trillion in realized income to the Government. Banco Central transferred an additional Bs.1.7 trillion in realized income to the Government in 2002.

A new Central Bank Law was enacted on October 3, 2001. The amended Central Bank Law retains the 10% general reserve and 5% maximum voluntary reserve provisions of the previous law. In accordance with the new Central Bank Law, the remainder of Banco Central’s income must be transferred to the Government within the six-month period following Banco Central’s fiscal year end. On October 18, 2002, an amendment to the Central Bank Law was approved by the National Assembly such that the calculation of the amount of Banco Central income to be transferred to the Government must now be calculated every six months, rather than annually, and must be transferred to the Government within the six-month period following each such calculation.

Foreign Exchange Rates and Exchange Controls

Prior to February 1983, the Bolivar/U.S. dollar exchange rate was fixed at Bs.4.30 = U.S.$1.00. In February 1983, a system of differential exchange rates was implemented to reduce imports and to stimulate domestic production, including the production of non-traditional exports. Under this system, while the Bolivar was permitted to float for certain transactions, a series of controlled foreign exchange rates was established to moderate the inflationary impact of the cost of living and to mitigate the financial costs of the devaluation of the Bolivar among those sectors of the economy with high levels of external debt. These controlled rates of exchange were utilized for payments of registered external public and private debt and for most commercial transactions. During the same period, a much higher free market exchange rate was in effect for obtaining foreign exchange for tourism, imports of certain non-essential goods, personal transfers and certain other items.

Although the system of differential exchange rates assisted in moderating inflation, it also resulted in imbalances in both the external and internal accounts by effecting quantitative restrictions on imports. This created an anti-export bias in the Venezuelan economy and increased speculative pressure on the Bolivar. In March 1989, the Government ended the system of official, controlled exchange rates and established a unified, floating exchange rate with free convertibility.

A financial sector crisis in 1994 resulted from solvency and liquidity crises among Venezuelan financial institutions. The crisis, occurring in the context of a general climate of economic and political instability, caused a run on the foreign exchange markets in favor of U.S. dollars. At the end of June 1994, the exchange rate had declined to Bs.171.80 = U.S.$1.00 from Bs.105.90 = U.S.$1.00 at the end of December 1993. The adverse effect of such pressure in the foreign exchange markets, the resulting intensification of devaluation expectations and the loss of international reserves led the Government to close temporarily the foreign exchange markets on June 27, 1994. The Government thereafter adopted a new exchange control regime on July 9, 1994. Between July 1994 and December 11, 1995, the official exchange rate was set at Bs.170 = U.S.$1.00. On December 11, 1995, the Government devalued the Bolivar and changed the official exchange rate from Bs.170 = U.S.$1.00 to Bs.290 = U.S.$1.00. In April 1996, the exchange control system was eliminated and the Bolivar was permitted to float. On April 22, 1996, Venezuela commenced using a unified, free-floating exchange rate with free convertibility. The exchange rate was subject to a system established by Banco Central which was designed to allow the Bolivar to fluctuate within a crawling band.

During 1999, the value of the Bolivar against the U.S. dollar declined at a rate of 14.8%, compared to a decline of 12.0% during 1998. At the end of 1999, the Bolivar traded at Bs.648.25 = U.S.$1.00. During 1999, Banco Central reduced its level of intervention in the foreign currency markets.

During 2000, the value of the Bolivar against the U.S. dollar declined at a rate of 8.0%. As a result of the relative stability of the Bolivar during 2000, Banco Central intervened in the foreign currency markets less frequently than in the past. At the end of 2000, the Bolivar traded at Bs.699.75 = U.S.$1.00.

The relative stability of the Bolivar in 2000 continued during 2001 in part as a result of increased efforts by the Republic to maintain the value of the Bolivar. At December 31, 2001, the Bolivar traded at Bs.758 = U.S.$1.00, reflecting a devaluation of 8.3% against the U.S. dollar during 2001.

The deteriorating economic and political environment in Venezuela during early 2002 triggered large-scale capital flight and increased pressure on the value of the Bolivar. In response, Banco Central was required to utilize large amounts of its international reserves to support the value of the Bolivar.

On February 13, 2002, President Chávez announced that the Bolivar would float freely, without a protective band and with minimal intervention from Banco Central. On October 8, 2002, the Bolivar/U.S. dollar exchange rate reached its lowest point to date since its initial devaluation. The Bolivar/U.S. dollar exchange rate on that date, as calculated by Banco Central, was Bs.1,496.25 = U.S.$1.00, reflecting a depreciation of 97.4% compared to December 31, 2001. On December 31, 2002, the Bolivar/U.S. dollar exchange rate, as calculated by Banco Central, was Bs.1,403 = U.S.$1.00, reflecting a depreciation of 85.1% since December 31, 2001.

In accordance with the new fixed exchange control regime that became effective on February 5, 2003, the Bolivar/U.S. dollar exchange rate was set at Bs.1,596 = U.S.$1.00 (purchase) and Bs.1,600 = U.S.$1.00 (sale). On February 5, 2004, the Ministry of Finance and Banco Central changed the Bolivar/U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 (purchase) and Bs.1,920.00 = U.S.$1.00 (sale).

For more information on the exchange control regime adopted in February 2003, refer to “—Exchange Control Regime”.

The following table sets out the average Bolivar/U.S. dollar exchange rates for the periods indicated:

	Exchange
	(Bolivar/
Year and Month	U.S. dollar)
1999
First Quarter	Bs.	576.00
Second Quarter		595.68
Third Quarter		617.51
Fourth Quarter		636.60
2000
First Quarter	Bs.	659.71
Second Quarter		678.15
Third Quarter		688.50
Fourth Quarter		695.57
2001
First Quarter	Bs.	702.80
Second Quarter		714.10
Third Quarter		732.84
Fourth Quarter		747.06
2002
First Quarter	Bs.	859.66
Second Quarter		1,018.98
Third Quarter		1,389.24
Fourth Quarter		1,379.55
2003
First Quarter	Bs.	1,602.20
Second Quarter		1,600.00
Third Quarter		1,600.00
Fourth Quarter		1,600.00
2004
First Quarter	Bs.	1,781.96

Source:	Banco Central.

Foreign Investment and the Private Sector

In order to augment domestic savings and increase Venezuela’s export capacity, the Government has introduced a number of measures intended to promote foreign and domestic private sector investment. The only areas in which foreign investment is restricted are iron ore and petroleum exploitation, personal security services and media industries, such as radio, television and Spanish-language newspapers.

In order to promote foreign investment, Venezuela has entered into agreements with the U.S. Overseas Private Investment Corporation, Ex-Im Bank, the Multilateral Investment Guaranty Agency, or MIGA, which is an affiliate of the World Bank, and certain other bilateral agencies of the Organization for Economic Cooperation and Development, referred to as the OECD, countries. Pursuant to these agreements, these bilateral agencies are able to offer non-commercial risk insurance to foreign investors.

Employment and Labor

Labor Policies

The composition of the labor force in Venezuela has undergone substantial changes during the last 40 years. The most significant change has been a shift in employment from the primary sector, principally consisting of agricultural activities and petroleum and mining exploration and extraction, to the tertiary sector, principally consisting of services, finance, transportation, communications and Government employment.

The Government believes that approximately one-half of the Venezuelan labor force is currently engaged in the informal sector of the economy. The informal sector is comprised of domestic workers, self-employed owners, laborers and non-paid family laborers.

Under the Economic Plan, the Government contemplates the integration of the informal sector into the economy. The Government intends to make technological and financial assistance available to informal sector participants on terms equivalent to those being offered to small- and medium-sized companies in the formal sectors of the economy.

The Economic Plan contemplates the implementation of programs to improve the skill level of the Venezuelan labor force and to promote an efficient labor market that would allow optimal mobility for Venezuelan workers. The Government also seeks to promote the improvement of wage levels throughout the productive sectors of Venezuela’s economy consistent with its desire to minimize the inflationary effects or expectations that could result from wage increases.

Labor Force

The labor force of Venezuela has been growing in recent years. However, the economy has been unable to fully absorb the large number of unskilled workers in Venezuela, particularly persons migrating from rural to urban areas.

At the end of 2003, the labor force was estimated at 12.0 million, representing a slight increase from approximately 11.7 million at the end of December 2002. The rate of unemployment increased from 16.2% at year-end 2002 to 16.8% at year-end 2003, which was due primarily to decreased economic activity throughout Venezuela.

A significant shortage of management personnel, technicians and skilled workers of all kinds and a relatively limited supply of agricultural workers currently exists. The working-age population is expected to grow substantially in coming years. Improvements in training and education will be needed to remedy the shortage of management personnel, technicians and skilled workers.

The following table sets forth employment activity by sector for the periods indicated:

	Year Ended December 31,
	2000		2001		2002		2003
Labor Force:
Employed	8,960,890	86.8%	9,685,597	87.2%	9,786,176	83.8%	9,993,806	83.2%
Unemployed	1,365,752	13.2	1,419,182	12.8	1,887,739	16.2	2,014,913	16.8

Total	10,326,642	100.0	11,104,779	100.0	11,673,915	100.0	12,008,719	100.0

By Sector:
Petroleum and Mining	53,448	0.6	58,468	0.5	52,934	0.5	69,648	0.6
Agriculture, Fishing and Hunting	950,179	10.6	1,002,645	9.0	1,069,399	9.2	1,164,546	9.7
Manufacturing	1,191,138	13.3	1,338,651	12.5	1,353,254	11.6	1,370,384	11.4
Water, Electricity and Gas	57,810	0.7	65,099	0.6	58,381	0.5	61,247	0.5
Construction	740,721	8.3	1,027,245	7.3	1,065,140	9.1	989,440	8.2
Commerce, Restaurant and Hotels	2,311,658	25.8	2,844,950	25.6	3,059,197	26.2	3,028,150	25.2
Transportation, Storage and Communications	608,017	6.8	738,720	6.7	806,279	6.9	858,582	7.1
Financial Institutions, Insurance and Real Estate	440,426	4.9	556,880	5.0	566,497	4.9	570,127	4.7
Community, Social and Personal Services	2,597,708	29.0	3,228,175	29.1	3,397,344	29.1	3,624,502	30.2
Others	9,785	0.1	14,510	0.1	34,189	0.3	48,415	0.4

Total	8,960,890	100.0%	10,875,343	100.0%	11,462,614	100.0%	11,785,041	100.0%

Source: INE.

Labor Regulations and Labor Liabilities

The Ley Orgánica del Trabajo, or the Organic Labor Law, sets forth minimum standards for employee benefits and working conditions, such as a minimum wage, a maximum number of working hours, mandatory holidays and vacations, minimum retirement, severance compensation and health and safety regulations.

The Organic Labor Law applies to private sector workers and to most public sector employees. The rights of other public employees, technicians and professionals are also regulated by the Law of Administrative Careers. Public sector wages are set by decree, in accordance with the labor laws and the Law of Collective Contracting of the Public Sector. Subject to minimum wage limitations set by the Government, private sector wages are competitive or set through collective bargaining contracts.

In June 1997, the Government reformed the Organic Labor Law. The new law implemented a tripartite agreement reached among the Government, employees represented by unions and their employers. The most significant reform was the elimination of the retroactive calculation of mandatory severance compensation for years of service. Previously, employers were required to pay severance compensation for years of service calculated retroactively, based on an employee’s salary at the time of termination of the labor relationship, regardless of any changes in the salary over the course of the employment. The new law required that severance pay accumulated through December 1996, referred to as the Labor Liabilities, be paid out within five years to both public and private employees. After December 1996, employers were required to calculate severance compensation monthly, based on wages earned at that time, and deposit the amount in an account of the employee. The amounts deposited earn interest tax-free, which interest may be withdrawn by employees on a yearly basis. The account must accumulate during the entire period of employment, and at the end of the employment relationship the entire amount can be withdrawn by the employee. Under defined circumstances, portions of the principal in the account may be withdrawn by the employee before the end of the employment relationship. The Government has amended the 1997 labor law to provide for the payment of Labor Liabilities owed to public sector employees over a period of five years, together with interest, at a prescribed rate commencing in 1998. The Government has created a presidential commission to quantify and oversee the processing of the Labor Liabilities with respect to employees of the Central Government.

At December 31, 2003, the estimated total amount of the Government’s Labor Liabilities was calculated to be approximately Bs.23 trillion. The Government currently plans to pay these obligations through the issuance of national debt bonds.

Minimum Wages

The Government sets the minimum salary for all public and private sector employees, which it adjusts as necessary to take into account changes in inflation and costs of living. The minimum wage has gradually increased over the years. In setting and adjusting minimum wages, the Government has attempted to address losses of purchasing power by the poorer segments of the Venezuelan labor force without creating an inflationary cycle.

The latest adjustment made to the minimum wage occurred on April 30, 2004, in the form of a presidential decree which set the minimum wage for public and private sector employees at Bs.321,235 (for urban areas) and Bs.289,112 (for rural areas), beginning August 1, 2004. The minimum wage for companies with fewer than 20 employees was set at Bs.294,466, beginning August 1, 2004.

Labor Benefits under the 1999 Constitution and Social Security System Reform

The 1999 Constitution provides certain rights to all laborers in Venezuela. It includes rights with respect to the maximum number of hours a person may be required to work, benefits in the event of loss of employment and non-discrimination on the basis of, among other things, race, sex, age or creed. The Government is in the process of modifying the Organic Labor Law in accordance with the rights granted to laborers under the 1999 Constitution. As part of these developments, the Government is also currently in the process of reforming the social security system.

Reforms to the Social Security Laws

The Organic Law of Social Security took effect on December 30, 2002. This law sets forth substantial reforms to the national social security system. The services covered by the social security system are divided among three types of services: Health Services, Social Services and Housing Services. The responsibility of managing and administrating these services will be shared among the National Health System, the National Housing Bank, the National Geriatric and Gerontology Institute, the National Pension Institute, the National Employment Institute, the National Labor Health Institute and the Worker’s Training and Recreation Institute, which will each be in charge of their respective social services.

Under the terms of the new Organic Law of Social Security, both workers and employers will contribute to a collective social security system managed by the Government. Under the new social security system, workers in the informal sector of the economy will be able voluntarily to join the social security system and make the contributions necessary in order to enable them to receive a future retirement pension, with the Government helping to subsidize a certain percentage of their contributions. Along with contributions from employees, employers and the Government, the new social security system will also be financed by several other sources, including income from investments made with social security funds.

The new law provides that the current Venezuelan Institute of Social Security, along with the other governmental entities and offices that are currently in charge of certain services covered by the new social security law, will be replaced gradually by entities that will form the new social security system. A newly-created entity, the Superintendencia del Sistema de Seguridad Social (Superintendency of the Social Security System) will be the office responsible for regulating and supervising the new social security system.

The new law also creates a Social Security System treasury with its own assets, distinct and independent from the National Treasury. This treasury’s chief responsibilities will include collecting, investing and distributing social security funds (which will be exempt from all taxes).

The terms of the new law had required the President to develop an implementation plan for the social security system within six months of the law’s effective date. However, given the complexity of this plan, as well as the controversy surrounding this law, the implementation plan has not been developed to date. Once such a plan has been developed, the system must then be implemented within five years of the law’s adoption. In addition, the President must inform the National Assembly semi-annually of any new measures that have been adopted and any obstacles that have been encountered during the implementation process. Additionally, the law provides that a Comisión Técnica de Transición (Technical Commission for the Transition) must be created within 180 days after the law is adopted, which will be responsible for planning and managing the transition from the existing social security system to the new system introduced by this law.

Labor Unions

Venezuela has numerous labor unions, most of which are affiliated with CTV, the umbrella union organization. Despite the number of labor unions currently in existence in Venezuela, Venezuela has a relatively low level of unionization when compared to the size of its labor force.

On December 3, 2000, a referendum was held under which all current labor union officers were suspended until new elections could be held for leadership positions within the labor unions. These elections were completed on November 18, 2001.

Unions engage in collective bargaining primarily involving the negotiation of contracts on an industry-wide basis. Strikes and lockouts are permitted, but conciliation procedures must be observed prior to calling a strike or lockout. Although CTV and affiliated unions have held demonstrations from time to time to promote support for labor-related issues, including increases in minimum wages, such demonstrations have not effected a change in the Government’s policy of avoiding the inflationary spirals that would result from large wage increases. CTV has staged several single-day work stoppages to protest the failure of the public and private sector to increase wages, but such stoppages have not had any significant effect on the Venezuelan economy as a whole. In 2001, there were a number of strikes to protest lack of wage increases and other employment measures, including at PDVSA and C.V.G. Siderúrgica del Orinoco C.A., referred to as SIDOR, which in the short term had an impact on economic activity in the regions and industries affected.

In April 2002, CTV, together with Fedecámaras, initiated a general strike in support of the protest undertaken by PDVSA with respect to the controversial appointees of President Chávez to the PDVSA board of directors.

A nation-wide work stoppage was called by the Democratic Coordinating Committee, CTV and Fedecámaras on December 2, 2002 with the principal goal of forcing President Chávez to step down or to agree to early elections. The work stoppage was joined by PDVSA managers and many key PDVSA employees, including certain officers of Venezuela’s merchant fleet, including the Republic’s oil tankers. Although the work stoppage did not receive the support of PDVSA’s oil union, it was partially joined by banks, the media, private and public universities and certain other sectors of Venezuela. The work stoppage lasted approximately nine weeks, ending on February 3, 2003. For more information, refer to “Recent Developments”.

Poverty and Income Distribution; Education

Poverty and Income Distribution

The Government differentiates between extremely poor, poor and non-poor households based on census survey examinations with respect to qualitative factors such as access to electricity and potable water and the number of persons per dwelling unit. INE defines “extremely poor” as individuals who lack sufficient resources to obtain a subsistence-level basket of foodstuffs and “poor” as individuals who have resources sufficient to obtain two times a subsistence-level basket of foodstuffs.

The following table provides statistics comparing the number and percentage of extremely poor, poor and non-poor households in Venezuela for the indicated years:

	1999		2000		2001		2002		2003
	Total	%	Total	%	Total	%	Total	%	Total	%
Households:
Non-Poor	2,772,000	57.2%	2,862,000	58.4%	3,095,000	60.9%	3,276,000	58.5%	2,543,000	46.0%
Poor
Extremely Poor	804,000	16.6	816,000	16.7	720,000	14.2	928,000	16.6	1,387,000	25.1
Non-Extremely Poor	1,270,000	26.2	1,222,000	24.9	1,267,000	24.9	1,392,000	24.9	1,598,000	28.9

Total	2,074,000	42.8	2,038,000	41.6	1,987,000	39.1	2,320,000	41.5	2,985,000	54.0
All Households	4,846,000	100.0%	4,900,000	100.0%	5,082,000	100.0%	5,596,000	100.0%	5,529,000	100.0%

Population:
Non-Poor	11,417,000	50.0%	12,123,000	51.7%	12,946,000	54.5%	12,518,000	51.9%	9,315,000	39.0%
Poor
Extremely Poor	4,534,000	19.9	4,572,000	19.5	4,125,000	17.4	4,859,000	20.1	7,219,000	30.2
Non-Extremely Poor	6,881,000	30.1	6,758,000	28.8	6,687,000	28.1	6,757,000	28.0	7,351,000	30.8

Total	11,415,000	50.0	11,330,000	48.3	10,812,000	45.5	11,616,000	48.1	14,570,000	61.0
Total Population	22,832,000	100.0%	23,453,000	100.0%	23,758,000	100.0%	24,134,000	100.0%	23,885,000	100.0%

Source: INE.

The percentage of poor and extremely poor among the Venezuelan population increased from 50.0% in 1999 to 61.0% in 2003. In addition to stimulating real growth in the economy and increasing job opportunities, the Government aims to emphasize the primary education system to improve educational and technological skills among the future Venezuelan workforce, decentralize health and education support systems and reform social security and pension systems.

The following table compares statistics for the distribution of income or consumption in Venezuela and other Latin American countries:

	Venezuela (1)	Brazil(1)	Chile(1)	Colombia(1)	Mexico(1)	Peru(1)
Survey Year	1998	1998	1998	1996	1998	1996
Gini Index (2)	49.1	59.1	57.5	57.1	51.9	46.2
Lowest 10%	0.6	0.5	1.1	0.1	1.2	1.6
Lowest 20%	3.0	2.0	3.2	1.4	3.4	4.4
Second 20%	8.4	5.7	6.7	6.1	7.4	9.1
Third 20%	13.7	10.0	10.7	10.6	12.1	14.1
Fourth 20%	21.6	18.0	18.1	18.2	19.5	21.3
Highest 20%	53.4	64.4	61.3	63.8	57.6	51.2
Highest 10%	36.3	46.7	45.4	47.7	41.6	35.4

(1)	Rankings are based on per capita income. Data refers to income shares by percentile of the population.

(2)	Gini index measures the extent to which the distribution of income among individuals within a country deviates from a perfectly equal distribution. A value of 0 represents perfect equality and a value of 100 represents perfect inequality.

Source: World Bank 2003 World Development Indicators.

Education and Other Sustainable Development Factors

According to the Human Development Index, referred to as the HDI, a measure used by the United Nations Development Program, or UNDP, Venezuelan social conditions rank 68th among the 177 countries in the world in the UNDP’s Human Development Report for 2004.

The following table summarizes the statistics for social factors related to the HDI in Venezuela and the other six largest economies in Latin America:

						Income
						Share of Income
	Survival			Education		or Consumption		Population in Poverty
		Population
	People not	without	Population		Children			U.S.$1 a
	expected to	access to	without	Adult	not			day (1993	National
	survive to	essential	access to	illiteracy	reaching	Poorest	Richest	PPP	poverty
	age 40	drugs	safe water	rate	grade 5	20%	20%	U.S.$)(1)	line
HDI Rank	2000-2005	1999	2000	2001	1995-97	1998-01	1998-01	1990-02	1999-01
34 Argentina	5.1%	30%	n.a. %	3.0%	n.a. %	3.1%	56.4%	3.3%	n.a. %
38 Chile	4.1	12	7	4.3	0	3.3	62.4	<2.0	17.0
54 Mexico	7.6	8	12	9.5	14	3.1	59.1	9.9	10.1
68 Colombia	8.4	12	9	7.9	27	2.7	61.8	8.2	64.0
69 Venezuela	5.9	10	17	6.9	11	3.0	53.4	15.0	31.3
73 Brazil	11.5	60	13	13.6	n.a.	2.0	64.4	8.2	17.4
82 Peru	10.2	40	20	15.0	n.a.	2.9	53.2	18.1	49.0

Data refers to the most recent year available.

(1) Personal Purchasing Power used to measure the poverty line.

n.a.: Not available.

Source: UNDP, Human Development Report, 2004 (statistics for the largest seven economies of Latin America).

While the extremely poor in Venezuela are severely challenged by a lack of access to basic necessities, some positive signs of sustainable development are present. The adult literacy rate was 92.6% in 2000. In 1999, the population with access to essential drugs reached 90%, among the highest in Latin America. Venezuela is ranked in the category of “medium human development” in terms of overall profile and HDI trends, South-North gaps, child survival, health, food security, education imbalances, communications, social investment and natural resource usage.

PRINCIPAL SECTORS OF THE VENEZUELAN ECONOMY

Petroleum and Natural Gas

General

Venezuela, a member of OPEC, is the world’s eighth-largest oil producer and fifth-largest oil exporter. The petroleum sector has been the cornerstone of the Venezuelan economy for the past 50 years. It represents the principal source of revenues, foreign exchange earnings and stimulus for economic, industrial and social change. According to the June 2004 BP Statistical Review of World Energy, Venezuela has the sixth-largest proven oil reserves in the world, the ninth-largest proven natural gas reserves in the world and the largest proven reserves of both oil and natural gas in Latin America. From 1999 through 2003, petroleum products accounted for an average of approximately 76.7% of Venezuela’s total exports. During the same period, petroleum revenues accounted for an average of approximately 34.0% of Venezuela’s total Central Government revenues and the petroleum sector accounted for an average of approximately 26.0% of GDP.

Recent Developments Concerning the Oil Industry

In February 2002, President Chávez replaced the president of PDVSA and five of the seven members of PDVSA’s board of directors, asserting that policy differences had arisen over the implementation of the Republic’s adherence to OPEC production limits, as well as other issues. A large group of PDVSA executives and staff publicly protested these appointments. In March 2002, this group of employees participated in a work slowdown and stoppage and organized a one-day strike on March 21, 2002. The protests continued, and on April 4, 2002, those employees began an open-ended strike, which culminated in a full-fledged national strike on April 9, 2002, which was closely followed by a coup d’etat, which briefly removed President Chávez from power. For more information on the April 2002 strike and coup d’etat, refer to “Recent Developments”.

The most recent and damaging of the nation-wide work stoppages began on December 2, 2002 and ended on February 3, 2003. It was called by the Democratic Coordinating Committee, CTV and Fedecámaras and was joined by managers of PDVSA, many key PDVSA employees, certain officers of Venezuela’s oil tankers and merchant fleet, banks, the media, private and public universities and other sectors of the Republic.

For a 20-day period in January 2003, oil tankers anchored in front of oil terminals, blocking shipments to and from the facilities. The participation of the oil sector in this general work stoppage severely crippled oil production, which dropped to as low as 25,000 barrels per day, or bpd, at the height of the work stoppage. In January 2003, PDVSA was forced to declare an event of force majeure on its international petroleum sales contracts, which was ultimately lifted on crude oil sales contracts in March 2003 and on gasoline sales contracts in April 2003. In response to this emergency situation, the Government activated the industry’s oil contingency plan, including military protection of some of PDVSA’s facilities, requested aid from OPEC in the form of both fuel and personnel, and received support from Brazil, Trinidad & Tobago and Qatar. The production and distribution of foodstuffs also was affected, resulting in food shortages in certain regions.

In late January 2003, the Government announced a restructuring of the oil industry, including a reorganization of PDVSA designed to reduce its operating costs and simplify its organizational structure. Approximately 18,000 of PDVSA’s almost 40,000 employees joined the work stoppage and were subsequently dismissed from PDVSA in the first quarter of 2003.

PDVSA’s oil production recovered significantly during February and March 2003. In April 2003, PDVSA reported that oil production had recovered to approximately 3.2 million bpd. At the same time, PDVSA began refining more than 1 million bpd and exporting approximately 2.5 million bpd of oil and oil products. PDVSA has not issued audited statements covering the full year 2003. See “—Petroleum and Natural Gas—Results of Operations”.

Because production activities at PDVSA’s refineries were temporarily affected as a result of the work stoppage, from December 2002 through March 2003, PDVSA had to import gasoline and diesel to meet its domestic distribution obligations during the affected period. In December 2002, PDVSA imported a total of approximately 521,600 barrels of gasoline and approximately 480,299 barrels of diesel. During the first quarter of 2003, PDVSA imported approximately 13.5 million barrels of gasoline and approximately 975,196 barrels of diesel.

Problems resulting from the general work stoppage also interrupted PDVSA’s billing systems. PDVSA was unable to bill its customers for previously-shipped products, which resulted in an invoicing backlog. As a result of production increases and the normalization of its billing systems, PDVSA was able to increase its collections significantly by February 2003. By the end of July 2003, PDVSA had substantially eliminated the backlogged invoicing volume, and collections had been fully restored.

Partially in response to concerns regarding the effects of the general strike that began in 2002, as well as with respect to greater governmental involvement in the operation of PDVSA and the allocation of its resources, Standard & Poor’s, Moody’s and Fitch lowered their ratings for PDVSA in December 2002 and January 2003 to CCC+ from B-, to Caa1 from B3 and to BB- from BBB, respectively, each with negative outlooks. Standard & Poor’s subsequently upgraded its rating outlook for PDVSA from negative to stable in April 2003 and removed its ratings on certain debt of PDVSA Finance Ltd. from Credit Watch, citing improving conditions for the oil company and its finance subsidiary. In June 2003, Fitch upgraded the senior unsecured foreign currency rating of PDVSA from CCC+ to B- and upgraded its rating outlook from negative to stable. In July 2003, Standard & Poor’s upgraded PDVSA’s credit rating from CCC+ to B- and upgraded its rating outlook from negative to stable. In November 2003, Moody’s maintained PDVSA’s Caa1 credit rating, but upgraded its rating outlook to stable. In August 2004, following the rating upgrade of Venezuela’s long-term foreign currency-denominated debt from B- to B, Standard & Poor’s upgraded PDVSA’s corporate credit rating from B- to B.

Petróleos de Venezuela, S.A.

The Government formed PDVSA in 1975 to manage the assets acquired by the nationalization of the domestic oil industry that year. Venezuela is the sole owner of PDVSA, and the Constitution requires the Government to retain exclusive ownership of the shares of PDVSA. Various Government agencies closely regulate and supervise the Venezuelan operations of PDVSA. PDVSA’s charter documents provide that the President of Venezuela will designate the members of PDVSA’s board of directors by executive decree.

Since its inception in 1975, PDVSA has operated as a state-owned commercial entity vested with a high level of commercial and financial autonomy. PDVSA is regulated by the Ministry of Energy and Mines, referred to as MEM, and is required by law to sell all foreign currency revenues to Banco Central, with the exception of an amount that it is permitted to maintain in a foreign currency revolving fund.

PDVSA, the single most important contributor to Venezuela’s GDP, exports and fiscal revenues, is responsible for coordinating most aspects of the petroleum industry, including administration, planning, operations, domestic and foreign marketing and capital investment. Since 1978, PDVSA has been responsible for the petrochemical sector. Since 1985, PDVSA has also been responsible for the development of coal resources located in western Venezuela and for the development of Venezuela’s bitumen resources.

MEM oversees all activities with respect to hydrocarbons and determines overall policies concerning rates of production, new investments and resource conservation. In addition, MEM is the chairman of PDVSA’s General Shareholders’ Assembly, which sets PDVSA’s general policy.

PDVSA obtains income from its subsidiaries in the form of a mandatory 10% payment of their net revenues from exports of crude oil. Net revenue is calculated after deductions for related royalties and expenses but before income taxes. PDVSA also receives the after-tax net profit of each subsidiary. The laws governing the petroleum industry require such revenues to be used for the industry’s capital investment programs.

PDVSA principally uses PDVSA Finance Ltd. for its corporate financing needs through the issuance of debt. As of December 2002, the level of indebtedness of PDVSA, on a consolidated basis, was approximately U.S.$8.7 billion.

In March 2004, PDVSA modified its organization structure in order to (i) enhance internal control of its operations, (ii) improve its corporate governance, (iii) align its operating structure with the long-term strategies of its shareholder and (iv) adhere to the Hydrocarbons Law with respect to the separation of different national oil industry activities. PDVSA expanded its board of directors to 10 members consisting of a president, three vice presidents and six directors. The vice presidents are divided into an exploration and production vice president, a refining and commerce vice president and a finance and planning vice president. Each of the six directors have a specific technical, operational or administrative area of responsibility. PDVSA is arranged into three separate, vertically-integrated operational divisions, known as the Eastern Division, the South-Central Division and the Western Division.

PDVSA’s business strategy is to pursue the development of Venezuela’s hydrocarbon resources with the support of both national and foreign private capital, to maximize shareholder value and to ensure its financial strength. PDVSA’s 2003-2008 business plan focuses on the exploration, production, refining and marketing of hydrocarbons. Additionally, the business plan contemplates investment from the private sector in the overall development of the gas and petrochemical industry, in the industrialization of refining streams and in Orimulsion® and coal. For more information concerning Orimulsion® refer to “—Petroleum and Natural Gas—Petrochemicals, Natural Bitumen and Coal—Bitumen”. During this five-year period, the business investment portfolio will require approximately U.S.$36 billion. PDVSA also seeks to maintain high safety and health standards in conducting its business and aims to achieve effective and timely integration of business technologies in its operations, as well as the empowerment and development of human resources.

PDVSA and the Venezuelan Economy

PDVSA is the largest corporation in Venezuela. As of December 31, 2002, PDVSA’s total assets were approximately U.S.$55.0 billion, compared to U.S.$57.2 billion at December 31, 2001 and U.S.$57.6 billion at December 31, 2000. At December 31, 2002, PDVSA’s long-term debt (excluding the current portion of certain capital lease obligations) was approximately U.S.$8.3 billion, compared to U.S.$8.5 billion at year-end 2001.

PDVSA’s consolidated results are affected primarily by the volume of crude oil produced and variations in the general price levels of hydrocarbons. The level of crude oil production and the capital expenditures needed to achieve such level of production, as well as the price levels for hydrocarbons, have been among the principal factors determining PDVSA’s financial condition and results of operations. The importance of these factors is expected to continue during the foreseeable future.

Because PDVSA is the single largest contributor to Venezuela’s GDP, exports and fiscal reserves, it has a significant influence on the Venezuelan economy. PDVSA is responsible for, among other things, making substantial royalty and tax payments to the Government.

New Hydrocarbons Law

On November 13, 2001, under the enabling law authorized by the National Assembly, President Chávez enacted the new Hydrocarbons Law, which came into effect in January 2002 and replaced the Hydrocarbons Law of 1943 and the Nationalization Law of 1975, which, among other things, provided that all oil production and distribution activities were to be the domain of the Venezuelan state, with the exception of joint ventures targeting extra-heavy crude oil production. Under the new Hydrocarbons Law, private investors can own up to 49% of the capital stock in joint ventures involved in upstream activities. The new law also provides that private investors may own up to 100% of the capital stock in ventures concerning downstream activities, in addition to the 100% already allowed for private investors with respect to gas production ventures, as previously promulgated by the National Assembly.

The new Hydrocarbons Law decreases the income tax rate for oil exploration and production activities from 67.5% to 50%, and to 34% for downstream activities. It also increased the extraction royalty rate from 16.7% to 30%, which royalties are deductible for purposes of calculating income tax. In special circumstances, the Republic may decrease this rate to 20% for heavy crude oil and 16.7% for Orimulsion®, but the Republic retains the right subsequently to increase this rate to 30%.

The new Hydrocarbons Law also modified other taxes with respect to hydrocarbons. Under the surface area tax, every square kilometer or fraction thereof which has been granted for exploration but which has not been used for that purpose will be taxed 100 tributary units. In fiscal year 2003, each tributary unit was equivalent to Bs.19,400. This tax will be increased by 2% every year through 2007 and then 5% annually thereafter. The new Hydrocarbons Law provides for a tax on developer consumption of 10% of the retail price on each cubic meter of petroleum products produced and used by the developer to fuel its own operations. The law also imposes a tax of 30% to 50% of the retail price on each liter of petroleum product sold in the Venezuelan domestic market. This tax on retail purchases will be levied annually by the National Assembly in the Budget Law and is to be paid monthly to the National Treasury.

The long-term effects of the new Hydrocarbons Law and its changes in royalty structure and taxes on PDVSA’s activities and results of operations, as well as its impact on foreign investment in the petroleum sector, cannot be predicted at this time.

Stabilization Fund

PDVSA is required by law to make contributions to and hold certain of its revenues in the Stabilization Fund. For more information concerning the Stabilization Fund, refer to “The Venezuelan Economy—Economic Policy and Legislation—Reforms to the Stabilization Fund”. PDVSA was originally required to make deposits to the Stabilization Fund equivalent to 50% of its revenues from export sales in excess of U.S.$9.00 per barrel, net of taxes related to such sales. However, in October 2001, and again in 2002, the Government introduced reforms to laws governing the Stabilization Fund and, among other changes, suspended contributions for the last quarter of 2001 and the years 2002 and 2003. PDVSA will now contribute to the fund 50% of the surplus (if any) calculated as the difference between oil export revenue for each calendar year, calculated in U.S. dollars, and the average of oil export revenue for the three preceding calendar years, net of taxes, as a result of the new Stabilization Fund Law effective November 27, 2003. PDVSA will remain the owner of amounts it contributes to the Stabilization Fund.

As of December 31, 2002, the balance in the Stabilization Fund pertaining to PDVSA was approximately U.S.$2.4 billion, as compared to U.S.$4.1 billion as of December 31, 2001. This decrease was the result of withdrawals during 2002 by PDVSA in the amount of approximately U.S.$2.2 billion to fund its capital expenditures. Through October 2003, PDVSA had withdrawn an additional U.S.$1.7 billion from the Stabilization Fund. As of October 2003, the balance in the Stabilization Fund pertaining to PDVSA was approximately U.S.$697 million.

Taxes

In October 1993, Venezuela levied a 16.5% wholesale tax (a form of value added tax) on domestic sales transactions. Effective June 1999, the Venezuelan wholesale tax was substituted by a 15.5% value-added tax. The value-added tax is currently 15%. As exporters, each of PDVSA’s Venezuelan operating subsidiaries is entitled to a refund for a significant portion of such taxes paid. The Venezuelan government reimburses taxes through special tax recovery certificates, or CERTs. In January 1999, PDVSA received U.S.$1.33 billion in CERTs from the Government, of which U.S.$1.29 billion was used to pay dividends declared by PDVSA’s shareholder, the Government. At the beginning of 2000, the Government delivered to PDVSA U.S.$178 million in CERTs, all of which was used against PDVSA’s income tax liability. In 2001, PDVSA recovered U.S.$209 million in CERTs. PDVSA did not recover any CERTs during 2002.

PDVSA and its Venezuelan subsidiaries are entitled to a tax credit for new investments of up to 12% of the amount invested. In the case of PDVSA Petróleo, S.A., referred to as PDVSA Petróleo, however, such credits may not exceed 2% of its annual net taxable income and, in all cases, the carry-forward period cannot exceed three years.

An amendment of the Income Tax Law of Venezuela was approved in October 1999. This amendment introduced transfer pricing rules that came into effect in January 2000. The law sets forth the methodology for allocating income, costs and deductions in import-export and loan transactions among related parties. Any resulting effects will be included as a taxable item in the determination of income tax. PDVSA carries out significant operations regulated by transfer pricing rules. PDVSA’s management believes that the effects of transfer pricing rules on PDVSA’s taxable income were not significant for 2001 and 2002. Beginning in January 2001, the amendment also included a universal tax system for Venezuela and introduced taxes on dividends and rules to promote international fiscal transparency. For more information regarding taxation in Venezuela, refer to “Public Finance—Taxation”.

Social Fund

PDVSA has made significant contributions to social programs, promoting and participating in Venezuela’s social and economic development. As a result, it is estimated that PDVSA will contribute approximately U.S.$1.7 billion in 2004 towards low-income housing, agricultural development and other social programs.

Results of Operations

PDVSA’s Venezuelan operations and administrative activities were severely affected by the general work stoppage that began in December 2002. In 2003, PDVSA focused on re-establishing its Venezuelan operations and internal controls over operational activities. PDVSA has advised the U.S. Securities and Exchange Commission that its financial reporting systems continue to suffer delays in the generation and preparation of financial statements. In particular, there were delays in closing the year-end accounting records and in the analysis of accounts. As a result, PDVSA’s external auditors have not been able to complete their fieldwork and are not yet in a position to issue an opinion on the company’s financial statements. Because PDVSA is unable to issue its financial statements for 2003, the most recent information available are year-end 2002 figures.

Total Revenues

PDVSA’s revenues were U.S.$42.6 billion for the year ended December 31, 2002 compared to U.S.$46.3 billion for the year ended December 31, 2001. In 2000, when the average price of oil peaked to U.S.$25.91 per barrel, PDVSA’s revenues totaled U.S.$53.7 billion.

Net sales decreased U.S.$3.5 billion, or approximately 8%, from U.S.$45.8 billion in 2001 to U.S.$42.3 billion in 2002. This was due primarily to a 3% decrease in sales volume, from a total of 4.5 million bpd in 2001 to a total of 4.4 million bpd in 2002, and a decrease in average sales price of approximately 6%, from an average price per barrel of U.S.$28.21 in 2001 to U.S.$26.56 in 2002.

Petroleum Production and Export Revenues of Crude Oil and Refined Products

PDVSA’s production of crude oil and liquid petroleum gas averaged 2.8 million bpd in 2002, compared to an average of 3.3 million bpd produced in 2001 and 3.3 million bpd produced in 2000. Of this production, 29% was light crude oil and condensates, 34% was medium crude oil, 31% was heavy and extra-heavy crude oil and the remaining 6% was liquid petroleum gas. PDVSA’s natural gas production (net of amounts re-injected) decreased by 10.3%, from an average of 4,093 million cubic feet per day, or MMCFD, in 2001, to an average of 3,672 MMCFD in 2002. PDVSA’s crude oil production capacity decreased from 4.0 million bpd in 2001 to 3.7 million bpd in 2002. In 2002, PDVSA’s crude oil production averaged 2.7 million bpd (including 92 thousand bpd attributable to PDVSA’s participation in the Orinoco Belt projects), which represented approximately 72% of its estimated year-end crude oil production capacity of 3.7 million bpd (including 443 thousand bpd of crude oil production capacity attributable to PDVSA’s Orinoco Belt projects). All of PDVSA’s crude oil and natural gas production operations are located in Venezuela.

PDVSA’s net output of refined petroleum products, including the output of products by refineries in which its affiliates in the United States and Europe own equity interests, decreased by 10% in 2002, from an average of 2.9 million bpd in 2001 to an average of 2.6 million bpd in 2002. Of the total production of PDVSA’s refineries during 2002, 46%, or 1.2 million bpd, was produced by its Venezuelan refineries (including the Isla Refinery in Curaçao), 43%, or 1.1 million bpd, was produced by refineries in the United States in which PDVSA owns equity interests and 11%, or 271 thousand bpd, was produced through PDVSA’s various European joint ventures.

The volume of PDVSA’s export sales decreased by 13% in 2002, from approximately 2.8 million bpd in 2001 to approximately 2.4 million bpd in 2002. The average realized export price per barrel for Venezuelan crude oil, refined petroleum products and liquid petroleum gas increased by 17.2% in 2003, from U.S.$21.94 per barrel in 2002 to U.S.$25.72 per barrel in 2003.

PDVSA’s primary markets for exports of its crude oil, refined petroleum products and liquid petroleum gas are the United States and Canada, Central America and the Caribbean, South America and Europe. The United States and Canada continue to be the largest markets for PDVSA’s export sales, with total sales volume of approximately 1.3 million bpd in 2002, a 15% decrease from approximately 1.5 million bpd in 2001. Central America and the Caribbean continue to be important markets for PDVSA’s export sales (primarily of refined petroleum products), with total sales of 739 thousand bpd in 2002, a 7% decrease compared to 793 thousand bpd in 2001. PDVSA’s export sales to South America decreased by 16% in 2002, from 321 thousand bpd in 2001 to 269 thousand bpd in 2002. PDVSA’s export sales to Europe decreased by 11% in 2002, from 151 thousand bpd in 2001 to 134 thousand bpd in 2002.

PDVSA exports all of its crude oil production that is not processed in the Venezuelan refineries (including to the Isla Refinery located in Curaçao). PDVSA’s total export volume of approximately 2.4 million bpd in 2002 consisted of approximately 1.8 million bpd of crude oil (including exports to the Isla Refinery located in Curaçao) and 647 thousand bpd of refined petroleum products. For the purposes of calculating export revenues, PDVSA does not treat the sale of refined petroleum products from the Isla Refinery as an export of refined petroleum products from Venezuela, but does treat crude oil processed in the Isla Refinery as an export of crude oil from Venezuela.

According to the August 2004 edition of Petroleum Supply Monthly, a publication of the United States Department of Energy, PDVSA was the third-largest aggregate supplier of crude oil and refined petroleum products to the United States for the period from January through December 2001. Due to the effects of the December 2002 work stoppage, Venezuela dropped to fourth place in 2002. Venezuela has retained its position as the fourth-largest aggregate supplier of such products to the United States through year-end 2003.

Petrochemical and Other Sales

PDVSA’s net sales for 2002 included approximately U.S.$1.2 billion generated from sales of petrochemicals, bitumen and coal, a 14% decrease compared to approximately U.S.$1.4 billion generated from sales of these products in 2001. The decrease in net sales was due primarily to the effects of devaluation on petrochemical revenues denominated in Bolivars.

Total Costs and Expenses

PDVSA’s total costs and expenses were approximately U.S.39.1 billion for the year ended December 31, 2002 compared to approximately U.S.$38.0 billion for the year ended December 31, 2001. PDVSA’s net income was approximately U.S.$2.6 billion for the year ended December 31, 2002 compared to approximately U.S.$4.0 billion for the year ended December 31, 2001.

Cash Flow from Operating Activities

For the year ended December 31, 2002, PDVSA’s net cash provided by operating activities totaled approximately U.S.$5.2 billion, primarily reflecting U.S.$2.6 billion of net income, U.S.$3.1 billion of depreciation and depletion, U.S.$906 million of asset impairment, U.S.$1.3 billion of provision, less U.S.$1.1 billion of payments, for employee termination, pension and other post-retirement benefits and changes in working capital of U.S.$1.1 billion.

The most significant changes in working capital were (i) an increase in accounts receivable of approximately U.S.$235 million due to delays in the delivery of invoices to customers caused by the work stoppage in December 2002; and (ii) a decrease in taxes and dividends payable, accrued and other liabilities of U.S.$1.2 billion, of which U.S.$594 million relates to the reduction in income taxes payable due to tax losses in Venezuela.

Cash Flow from Financing Activities

Consolidated net cash used in financing activities totaled approximately U.S.$2.9 billion, resulting primarily from borrowings of U.S.$1.2 billion, payments of dividends in the amount of U.S.$2.7 billion and capital lease payments and debt repayments of U.S.$1.4 billion. As of December 31, 2002, PDVSA had an aggregate of approximately U.S.$8.2 billion of indebtedness outstanding that matures through 2032.

Association Agreements

Prior to its most recent amendment in 2001, the Hydrocarbons Law permitted PDVSA to enter into operating and association agreements with private sector entities with the approval of the National Assembly. Since 1992, PDVSA has implemented various arrangements designed to attract private investment to its exploration and development activities by unaffiliated private sector oil companies.

Capital Expenditures

Capital expenditures for exploration and production totaled U.S.$1.8 billion in 2002, as compared to U.S.$507 million in 2001. During 2002, PDVSA’s capital expenditures in refining facilities totaled U.S.$1.1 billion (U.S.$365 million in Venezuela and U.S.$739 million abroad), as compared to U.S.$3.1 billion in 2001 (U.S.$2.8 billion in Venezuela and U.S.$257 million abroad). PDVSA’s capital expenditures in the petrochemical and other sectors in 2002 totaled U.S.$83 million, as compared to U.S.$208 million in 2001.

PDVSA’s capital expenditures in 2003 for exploration and production were anticipated to be approximately U.S.$1.9 billion. PDVSA’s capital expenditures in refining facilities in 2003 were anticipated to be approximately U.S.$802 million (U.S.$248 million in Venezuela (for refining and marketing), U.S.$448 million in the United States and U.S.$106 million in Europe and the Caribbean). PDVSA’s capital expenditures in Venezuela for natural gas projects were anticipated to be approximately U.S.$171 million. PDVSA’s capital expenditures in Venezuela for the petrochemical and other sectors in 2003 were anticipated to be approximately U.S.$70 million. PDVSA’s capital expenditures for equity investments in its Orinoco Belt associations were anticipated to be approximately U.S.$66 million.

PDVSA expected to meet its capital expenditure requirements primarily out of its internally-generated cash flows, withdrawal of its deposits with the Stabilization Fund and some financings in the international financial markets. It expected that a significant portion of its planned expenditures would be for production-related activities, including construction of related infrastructure.

PDVSA’s planned capital expenditures in refining activities were expected to be used primarily to upgrade its Venezuelan refineries. PDVSA expected to invest a significant amount in projects that were aimed at complying with the increasingly stringent environmental regulations in its international markets, including increasing the production of reformulated gasoline and distillates and improving the quality and value of its current slate of refined petroleum products in its Venezuelan refineries (including the Curaçao refinery).

The majority of PDVSA’s subsidiaries, both in Venezuela and abroad, are subject to various environmental laws and regulations under which they may be required to make significant expenditures to modify their facilities and to prevent or remedy the environmental effects of waste disposal and spills of pollutants.

Net cash used in PDVSA’s investment activities totaled U.S.$1.5 billion for 2002, compared to U.S.$5.3 billion for 2001. PDVSA’s capital expenditures decreased from approximately U.S.$3.8 billion in 2001 to U.S.$3.0 billion in 2002.

Hydrocarbon Reserves and Exploration

PDVSA maintains an active exploration and development program designed to increase its proven crude oil reserves and production capacity. PDVSA currently conducts its exploration and development activities in the Western Zulia Basin, the Western Barinas—Apure Basin and the Eastern Basin in the Monagas and Anzoategui states. At December 31, 2002, crude oil and natural gas represented 75% and 25%, respectively, of Venezuela’s total estimated proven crude oil and natural gas reserves on an oil equivalent basis.

As of December 31, 2002, Venezuela had estimated proven crude oil reserves totaling approximately 77.2 billion barrels (including an estimated 35.4 billion barrels of heavy and extra-heavy crude oil in the Orinoco Belt), compared to 76.1 billion barrels at year-end 1998. Based on 2002 production levels, Venezuela’s estimated proven reserves of crude oil have a remaining life of approximately 70 years. The estimated proven reserves include heavy and extra-heavy crude oil reserves that will require significant future development costs to produce and refine.

PDVSA continues exploratory activity throughout the country. New hydrocarbon reserves were discovered during exploratory activity in the eastern part of Venezuela. Additionally, new reserves estimates of approximately 2.8 trillion cubic feet of free gas and 50 million barrels of crude oil are expected from an exploratory well located north of Anaco. Exploratory wells in the western region of the country are expected to provide reserves of 218 million to 1.6 billion barrels of crude oil and 0.1 to 1.3 trillion cubic feet of gas.

In 2002, PDVSA’s exploration expenditures were used principally to fund the drilling of 10 exploratory wells and the acquisition of 3,142 square kilometers of three dimensional seismic lines and 6,714 kilometers of two dimensional seismic lines. Additionally, 27 exploratory wells were drilled and 219 square kilometers of 3D seismic lines and 204 kilometers of 2D seismic lines were acquired pursuant to PDVSA’s operating services agreements. In 2002, 238 million barrels, or MMB, of proven crude oil reserves were added (135 MMB from newly discovered reserves and 103 MMB from development wells), compared to 357 MMB in 2001 (46 MMB from newly discovered reserves and 311 MMB from development wells). In 2002, PDVSA invested U.S.$649 million in 366 development wells and other facilities.

Cumulative production of crude oil in Venezuela from 1914 through December 31, 2002 totaled approximately 55.7 billion barrels. Despite the quantities of oil produced, proven reserves have increased through continuous new discoveries. From December 31, 1995 to December 31, 2001, Venezuela’s estimated proven reserves of crude oil increased by 10.9 billion barrels, and its estimated proven reserves of natural gas increased by 0.62 billion barrels of oil equivalent, or BOE. In 2002, 2001, 2000 and 1999, PDVSA’s proven crude oil reserve replacement ratio was 104%, 108%, 169% and 165%, respectively. These variations resulted from revisions to the expected recovery rate of oil in place and the application of secondary recovery technology to existing crude oil deposits.

At December 31, 2002, Venezuela had proven developed reserves of natural gas amounting to 102,191 billion cubic feet, or bcf (or 17.6 billion BOE). Virtually all of Venezuela’s natural gas reserves are composed of associated gas developed incidentally to the development of crude oil reserves. During 2002, approximately 39% of the natural gas produced was re-injected for purposes of maintaining pressure in reservoirs.

PDVSA uses geological and engineering data to estimate its proven crude oil and natural gas reserves, including proven developed and undeveloped reserves. Such data is capable of demonstrating with reasonable certainty whether such reserves are recoverable in future years from known reservoirs under existing economic and operating conditions. PDVSA expects to recover proven developed crude oil and natural gas reserves principally from new wells and acreage that has not been drilled using its currently available equipment and operating methods. PDVSA’s estimates of reserves are subject to revision. PDVSA reviews its crude oil and natural gas reserves annually to take into account, among other things, production levels, field reviews, the addition of new reserves from discoveries, year-end prices and economic and other factors. Proven reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

The following table shows proven crude oil and natural gas reserves and proven developed crude oil and natural gas reserves, all located in Venezuela. Proven reserve quantities exclude natural gas liquids.

As of December 31, 2002

(million barrels, except where noted)

Proven Reserves(1)
Condensate, light and medium crude oil (API gravity of 21° or more)	24,362
Heavy and extra heavy crude oil (API gravity of less than 21°)(2)	52,795
Total crude oil	77,157
Natural gas (bcf)(3)	147,109
Proven reserves of crude oil and natural gas (million BOE)(4)	102,521
Remaining reserve life of crude oil (years)(5)	70
Proven Developed Reserves
Condensate, light and medium crude oil (API gravity of 21° or more)	8,668
Heavy and extra heavy crude oil (API gravity of less than 21°)(2)(6)	7,031
Total crude oil	15,699
Percentage of proven crude oil reserves(7)	22%
Natural gas (bcf)(3)	102,191
Proven developed reserves of crude oil and natural gas (million BOE)(2)	33,318

(1)	Proven reserves include both proven developed reserves and proven undeveloped reserves.

(2)	Includes reserves in the Orinoco Belt.

(3)	Includes 12,454 BCF associated with extra-heavy crude oil reserves.

(4)	Natural gas is converted to BOE at a ratio of 5.8 thousand cubic feet of natural gas per one barrel of crude oil.

(5)	Based on 2002 crude oil production and total proven crude oil reserves.

(6)	Includes proven developed reserves of extra-heavy crude oil utilized in Orimulsion®.

(7)	Proven developed crude oil reserves divided by total proven crude oil reserves.

Source: PDVSA.

Refining

PDVSA is involved in refining activities in Venezuela and the Caribbean, the United States and Europe. PDVSA owns six refineries in Venezuela, with a total rated crude oil refining capacity of 1.3 million bpd. It also leases and operates a refinery in Curaçao, with a refining capacity of 335 thousand bpd at December 31, 2002. PDVSA has equity or ownership interests in eight refineries in the United States, five of which are wholly owned, and has an equity interest in a coker/vacuum crude distillation unit. These refineries in the United States provide PDVSA with an aggregate net interest in crude oil refining capacity of 1.2 million bpd at December 31, 2002. PDVSA has equity interests in nine refineries in Western Europe with a total rated crude oil refining capacity at December 31, 2002 of 1.0 million bpd, of which its net interest in crude oil refining capacity was 252 thousand bpd. PDVSA’s net interest in refining capacity has grown from 2.4 million bpd in 1991 to 3.1 million bpd at December 31, 2002.

In order to maintain its competitiveness within international markets, PDVSA has focused on expanding and upgrading its refining operations in Venezuela, the United States and Europe, allowing it to increase its production of refined petroleum products and upgrade its product mix toward higher-margin refined petroleum products. PDVSA expects to invest approximately U.S.$2.6 billion in Venezuela from 2003 through 2008 to improve its refining systems and adapt its systems to meet environmental regulations and domestic and international product quality requirements. PDVSA has also increased the sophistication of its refining capacity in Venezuela. It has also made extensive investments to convert its worldwide refining assets from simple conversion to deep conversion capabilities. Deep conversion capabilities in its Venezuelan refineries have allowed PDVSA to improve yields by allowing a greater percentage of higher value products to be produced. PDVSA intends to implement AQUACONVERSION®, a PDVSA-owned technology, for heavy crude oil processing at its Isla Refinery located on the island of Curaçao. PDVSA is also expanding its delayed coking plants located at the refining complex in Paraguaná, Venezuela. In addition, PDVSA also intends to participate in projects to increase its production of gasoline. For example, the three fluid catalytic cracker units located at PDVSA’s Amuay, Cardón and El Palito refineries are being modified to produce gasoline. A low sulfur gasoline production unit (currently in the engineering phase) is expected to be operational in the first quarter of 2005, using oil products and technology, developed by Intevep, a wholly-owned subsidiary of PDVSA.

Certain specialized refineries of PDVSA produce asphalt and naphthenic oils from Venezuelan heavy sour crude oil, which is particularly suited for production of these products. Refineries in Sweden, Belgium and the United Kingdom in which PDVSA has an interest and two specialized refineries in the United States owned and operated by CITGO are dedicated to the production of asphalt. The Nynäshamn refinery, one of the two refineries in Sweden in which PDVSA has an interest, produces naphthenic oils. On March 13, 2001, PDVSA entered into a contract for approximately U.S.$300 million with a Venezuelan-Japanese consortium led by the Japanese JGC Corporation (formed by the Japanese Chiyoda Corporation) to construct naphtha hydro-treatment facilities and diesel hydro-desulfuration and environmental units in a refinery located in Puerto La Cruz, also known as the VALCOR project. This project is budgeted at U.S.$500 million and is anticipated to be capable of producing 45 thousand bpd of gasoline and 31 thousand bpd of diesel blending components for the local market and for export.

Petrochemicals, Natural Bitumen and Coal

Petrochemicals

PDVSA is engaged in the Venezuelan petrochemical industry through its wholly-owned subsidiary, Pequiven. Pequiven’s goals include increasing the capacity and flexibility of existing plants, both for local and international markets, and identifying new products or commercial opportunities, mainly in methanol, plastics and fertilizers.

Pequiven and its joint ventures operate three petrochemical complexes, with a total combined production capacity of over eight million metric tons currently. The gross production of Pequiven’s wholly-owned plants in each of 2002 and 2001 was approximately 3.7 million metric tons and 4.1 million metric tons, respectively.

At present, Pequiven has interests in 17 operational joint ventures, with most of their production facilities located in the three existing petrochemical complexes, and has interests in new joint ventures in various stages of development. The gross production of these joint ventures in 2002 was approximately 3.2 million metric tons, as compared to 5.0 million metric tons in 2001. Products of these joint ventures include methanol, MTBE, ethylene, propylene, dripolene, polyethylenes, polypropylene, ethylene oxide, glycols, caustic soda, chlorine, ethylene dichloride, fertilizers, caprolactam and other specialty products.

During 1998, the Venezuelan Congress formally enacted legislation which, among other things, permits PDVSA to sell shares of Pequiven or any subsidiary to local or foreign investors, to cause Pequiven to dispose of Pequiven’s interests in subsidiaries and joint ventures, and to sell Pequiven’s assets to third parties. The net proceeds of such transactions, if any, would be used to further develop PDVSA’s petrochemical activities.

Bitumen

The Orinoco Belt, located along the Orinoco River in eastern Venezuela, has substantial reserves of natural bitumen, estimated to be in excess of 1 trillion barrels, an estimated 22% of which can be recovered by conventional petroleum exploitation methods. PDVSA is involved in several extra-heavy crude oil projects in the Orinoco Belt to exploit these reserves.

Additionally, through its wholly-owned subsidiary Bitor, PDVSA has developed a process of emulsifying natural bitumen in water to create an alternative liquid fuel to generate electricity, named Orimulsion®. Orimulsion® offers advantages over coal and fuel oil in terms of combustion properties, environmental impact, ease of handling and costs. Field development and production of the resources needed to manufacture Orimulsion® are currently carried out through operating arrangements and contracts entered into by PDVSA Petróleo and other parties.

PDVSA’s Orimulsion® production capacity is 6.5 million metric tons per year. PDVSA’s net production of Orimulsion® in 2002 was approximately 5.8 million metric tons, as compared to 6.2 million metric tons in 2001.

On September 9, 2003, PDVSA announced a general restructuring of its wholly-owned subsidiary Bitor. Under the plan, Bitor will be eliminated as an independent legal entity and will be absorbed by PDVSA Oriente (the eastern division of PDVSA). PDVSA has stated that the current restructuring process is not intended to affect Bitor’s existing contracts.

Coal

PDVSA is an active participant in the coal mining industry through its wholly-owned subsidiary Carbozulia. Venezuela’s most important coal deposits are in the Guasare basin, which is located in the northwestern state of Zulia. PDVSA estimates that there are approximately 3 billion metric tons of coal resources. PDVSA has developed four mines in the Guasare basin. Currently, two mines in the Guasare basin are operational, and approximately 4% of resources in the basin are being exploited. It is estimated that up to 15% of such resources can be exploited using current operating methods. Carbozulia has entered into joint venture agreements with foreign companies to operate the two mines currently in operation.

During 2002, Carbozulia produced 7.9 million metric tons of coal, compared to 7.6 million metric tons in 2001. Carbozulia’s sales of coal for 2002 totaled 7.4 million metric tons, compared to 7.6 million metric tons in 2001, and provided revenues of U.S.$160 million in 2002, compared to U.S.$164 million in 2001.

OPEC

Venezuela is a founding member of OPEC. OPEC’s members collectively produce approximately 41% of total world production of crude oil and 15% of the world production of natural gas. In addition, OPEC members account for approximately 55% of the worldwide oil exports. Member countries formed OPEC in 1960 to improve oil prices, attain greater state participation by member countries in the petroleum industry and influence production levels.

OPEC has established general production quotas for each member. However, OPEC has never brought formal actions based on such quotas, and the quotas do not distinguish clearly between crude oil, refined products and derivatives, or between exports and domestic utilization. Venezuela’s plan to increase petroleum production and exports assumes that the growth in international demand for petroleum products can only be met by a small number of countries, which include Venezuela, that have adequate reserves.

The stated goal of OPEC is to maintain barrel prices within the range of U.S.$22.00 to U.S.$28.00 per barrel. During the first quarter of 2003, the price of oil remained above this target range, averaging U.S.$30.55 per barrel and peaking at a twelve-year high of almost U.S.$40.00 per barrel on February 27, 2003. However, during the second quarter of 2003, the price of oil was within OPEC’s target range, averaging U.S.$25.85 per barrel. Petroleum prices increased in the third quarter of 2003, averaging U.S.$27.38 per barrel. In the fourth quarter of 2003, the price of oil continued to rise, averaging U.S.$28.86 per barrel. During the first quarter of 2004, barrel prices exceeded OPEC’s target range, averaging U.S.$30.75 per barrel.

In January 2003, OPEC instituted a production ceiling of 24.5 million bpd. However, OPEC members continued to exceed this production quota during 2003, and total crude production rose to approximately 27.4 million bpd in April 2003. This prompted OPEC to increase its official output ceiling to 25.4 million bpd on April 24, 2003. Although this action served to increase the official production of crude by OPEC members, it effectively served to cut the actual production of crude by 2 million bpd because of OPEC’s determination to enforce actively the official output ceiling. In September 2003, OPEC cut its output ceiling back to 24.5 million bpd, which became effective November 1, 2003. In February 2004, OPEC decided to reduce this ceiling by another 1 million bpd to 23.5 million bpd, which became effective April 1, 2004. Oil prices continued to rise in 2004, prompting OPEC to raise the production ceiling to 25.5 million bpd effective July 1, 2004 and 26.0 million bpd effective August 1, 2004. On September 15, 2004, OPEC raised the production ceiling by another 1.0 million bpd to 27.0 million bpd effective November 1, 2004.

Manufacturing and Mining

Manufacturing Sector

After the petroleum and natural gas sector, the second most important sector of the Venezuelan economy is manufacturing. The manufacturing sector can be divided into two sub-sectors, production for the domestic market in connection with the Government’s plan to encourage domestic industry and import substitution, and production for export.

During 1999, the manufacturing sector of the Venezuelan economy contracted by 9.2% in real terms and comprised 14.1% of GDP. This was the result of the decline in demand for finished products caused by the 1998 and 1999 economic recession and the decline of private investment in the manufacturing sector. During 2000, the manufacturing sector grew by 3.9% in real terms and comprised 14.2% of GDP. This growth was the result of the Government’s adoption of an expansive fiscal policy and an improvement in the world’s energy market.

In 2001, the manufacturing sector grew by 2.9% in real terms and comprised 14.2% of GDP. This was the result of an increase in private and public consumption. In 2002, the manufacturing sector contracted by 11.0% in real terms and comprised 13.9% of GDP. In 2003, the manufacturing sector contracted by 10.6% in real terms and comprised 13.7% of GDP. This was the result of the work stoppage and the implementation of the exchange controls, which limited the availability of raw materials.

The Government’s general policy with respect to the manufacturing sector emphasizes:

•	increasing efficiency and productivity;

•	attracting foreign and domestic private investment;

•	providing technological and financial assistance to small and medium-sized manufacturers; and

•	reforming the income tax laws applicable to the manufacturing sector to provide tax deductions and/or credits for expenditures made by manufacturers for employee training programs, investment in technological improvements and the creation of jobs.

The Government believes that these policies will effectively serve to increase the manufacturing sector’s contribution to GDP.

Mining Sector

During 2000, the mining sector expanded by 8.2% in real terms, compared to 1999. In 2000, the mining sector comprised 0.9% of GDP. In 2001, the mining sector grew by 1.2% in real terms and comprised 0.9% of GDP. In 2002, the mining sector grew by 0.5% in real terms and comprised 0.9% of GDP. In 2003, the mining sector contracted by 7.6% in real terms and comprised 1.0% of GDP.

The Economic Plan modified the legal regime governing the mining sector in order to attract foreign and domestic private investment and promote growth in the sector, while guaranteeing the Government a flow of revenues. The Government believes that preservation of the environment is another important component of its mining sector policy. The Economic Plan emphasizes the continued development and exploitation of coal, gold and diamond reserves.

Corporación Venezolana de Guayana

After PDVSA, the second-largest industrial complex in the country is made up of branches and subsidiary companies of CVG. The Government created CVG in 1960 to institutionalize the industrial development strategies of one of the richest areas in Venezuela. CVG enabled the Government to develop an extensive industrial complex in sectors in which Venezuela had a comparative advantage such as low-cost inputs, including energy, electricity and high-quality minerals.

Despite such comparative advantages, many of the CVG companies have incurred significant losses due to low commodity prices for CVG’s products, inefficient management and inefficient labor operations. The Government has undertaken a number of internal reorganizations to improve the operating performance of CVG and reduce the costs imposed on the consolidated public sector accounts by CVG’s losses.

CVG has various investment projects currently under way or set to begin. These projects encompass CVG’s activities in hydroelectric power generation and transmission, telecommunications, ferroalloy, aluminum and forest products manufacturing.

The December 2002 work stoppage did not have a significant adverse effect on CVG. Iron production totaled approximately 19.2 million metric tons in 2003 compared to approximately 18.5 million metric tons produced in 2002. As of December 31, 2003, bauxite production totaled approximately 5.3 million metric tons, representing an slight increase compared to approximately 4.9 million metric tons produced in 2002. Aluminum production totaled approximately 605,000 metric tons in 2003, compared to approximately 604,000 metric tons produced in 2002. Lastly, alumina production totaled approximately 1.9 million metric tons in 2003, compared to approximately 1.8 million metric tons produced in 2002.

The following tables set out the production and exports of CVG’s aluminum, iron, steel and gold companies for the periods indicated:

	Year Ended December 31,
Production	1999	2000	2001	2002(1)	2003(1)
		(in thousands of metric tons, except as noted)
Iron	15,273	17,884	16,485	18,489	19,195
Bauxite	4,166	4,361	4,585	4,940	5,300
Alumina	1,479	1,686	1,855	1,796	1,886
Aluminum	547	569	568	604	605
Steel	2,267	n.a.	n.a.	n.a.	n.a.
Gold (in kilograms)	2,198	2,232	2,356	2,850	2,452
Ferroalloys	56	n.a.	n.a.	n.a.	n.a.

(1)	Preliminary figures.

n.a.: Not available.

Source: CVG Companies.

	Year Ended December 31,
Exports	1999	2000	2001	2002(1)	2003(1)
	(in millions of U.S. dollars)
Iron Ore	$115.2	$126.8	$125.9	$100.7	$149.2
Bauxite	6.7	4.1	2.3	0.0	0.0
Alumina	46.5	94.0	103.6	76.8	115.3
Aluminum	569.9	645.6	557.2	523.6	661.3
Total	738.1	870.4	788.9	701.0	925.8

(1)	Preliminary figures.

n.a.: Not available.

Source: CVG Companies.

Agriculture and Livestock

Venezuela’s principal agricultural and livestock products are coffee, cocoa, sugar cane, rice, corn, plantains, pork, eggs and milk.

During 1999, the agricultural sector contracted by 2.1% in real terms as compared to 1998 and comprised 4.9% of Venezuela’s GDP. In 2000, the sector grew by 2.4% as compared to 1999 and comprised 4.9% of GDP.

During 2001, the agricultural sector grew by 2.6% as compared to 2000 and comprised 4.9% of GDP. In 2002, the agricultural sector contracted by 1.7% as compared to 2001 and comprised 5.2% of GDP. In 2003, the agricultural sector contracted by 2.2% as compared to 2002 and comprised 5.6% of GDP.

In order to stimulate growth in the agricultural sector, the Government provides financing to small producers through the Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines and to medium-sized producers through the Fondo de Crédito Industrial.

The Government believes that increased trade within Latin American and Caribbean countries, including the Andean Community countries, will help to develop Venezuela’s agricultural sector.

The introduction of exchange controls has caused a shortage of many imported goods, while much of the agricultural sector has lacked the foreign currency necessary to import raw materials.

For information on the discussions between President Chávez and Banco Central concerning agricultural financing assistance, please refer to “Recent Developments—Recent Economic Developments—The Current Economic Situation.”

The following tables set out the production, exports and imports of the agricultural sector for the periods indicated:

	Year Ended December 31,
Production	1999	2000	2001	2002	2003
	(in thousands of metric tons)
Coffee	79.7	78.4	91.9	84.5	81.9
Cocoa	13.9	16.1	15.8	16.2	16.4
Sugar cane	8,501.1	8,831.5	8,862.6	8,525.8	8,865.1
Rice	720.2	676.8	787.1	666.2	700.6
Corn	1,149.5	1,689.6	1,801.1	1,392.0	1,504.8

Source:	Ministerio de Agricultura y Tierra.

	Year Ended December 31,
	Exports	Imports
	(f.o.b.)	(f.o.b.)
	(in millions of U.S. dollars)
1999	90	205
2000	34	213
2001	21	229
2002	31	124
2003	26	152

Source:	INE.

Lands and Agricultural Development Law-Decree

On November 13, 2001, a new law-decree was issued by President Chávez targeting land reform. This new Lands and Agricultural Development Law-Decree replaced the Law of Agrarian Reform promulgated in 1960. This law-decree is intended to reallocate arable lands in Venezuela according to a plan determined by the Government. Under this law, a newly-created agency, the National Lands Institute, will classify rural land according to its best use, such as agriculture, cattle-raising or forestry. Rural land ownership, depending on its class, may be restricted in size, with the excess being subject to Government expropriation. In addition, certain uncultivated or idle rural lands will also be subject to tax or expropriation and redistribution to citizens of Venezuela whom the Republic has classified as qualified agricultural workers. In most cases, this redistribution of land would not be an outright grant to the recipient, but rather the right to work the land in a productive manner. Two additional newly-created agencies, the Rural Development Institute and the Venezuelan Agrarian Corporation, will oversee the implementation and operation of the land reform system.

This new law-decree generated a significant amount of opposition from a large number of Venezuelans, who staged various protests in an attempt to convince the Government to reconsider the enactment of this law.

During February 2002, legislation was proposed, which is pending in the National Assembly, to amend the Lands and Agricultural Development Law. The proposed amendments, if made into law, would, among other things: (i) change the concept of redistribution set forth in the law from solely conferring the right to work the land to the outright award of property rights; (ii) ease current restrictions on the transfer of such property; (iii) mandate that Government expropriation by the National Lands Institute be carried out through judicial proceedings; and (iv) allow for the indemnification of land owners for the taking of private property. In addition, the draft legislation would permit the beneficiaries to mortgage or otherwise hypothecate the land awarded to them, contrary to the current restriction in place, which only allows a pledge of such land. Certain administrative changes proposed by the draft legislation include a provision for administrative proceedings with respect to the revocation of a land grant and a directive that the tax on under-utilized land be returned to the municipalities in which the land is located.

Electric Sector

The Government views the electric power sector as a key stimulant of growth in the productive sectors of the economy. State-owned companies have historically dominated the electric power sector in Venezuela. Modernization of the electric power sector has been difficult because of inefficiency in the installed base of plant and equipment and the lack of investment funds. The Government believes the electric power sector will require an estimated U.S.$6.1 billion in investment over the period of 2002-2006 and anticipates that a significant portion of this investment will need to be contributed by foreign and domestic private investment.

The Participants

The electric power sector in Venezuela is made up of both state-owned and private companies. It serves approximately 4.6 million customers. Six companies hold practically all of the assets of Venezuela’s electric power sector. These six companies are EDELCA; Compañía de Administración y Fomento Eléctrico, referred to as CADAFE; Energía Eléctrica de Venezuela, referred to as ENELVEN; C.A. Energía Eléctrica de Barquisimeto, referred to as ENELBAR; Energía Eléctrica de la Costa Oriental, referred to as ENELCO; and EDC.

EDC and three other smaller electric companies are the only privately-held electric companies in Venezuela. EDELCA is owned by CVG. In June 2000, The AES Corporation, a U.S. independent power company, acquired a majority interest in EDC. CADAFE, ENELVEN, ENELBAR and ENELCO are owned by MEM. EDELCA, CADAFE, ENELVEN and ENELBAR generated approximately 83% and distributed approximately 84% of the total electricity used in Venezuela during the year ended December 31, 2003.

In 2003, EDELCA generated approximately 65% of the total electricity production in Venezuela. EDELCA generates electricity at its two hydroelectric plants in the Caroní river basin in the Guayana Region. EDELCA’s Guri plant has an installed capacity of 9,085 megawatts, or MW, and the Macagua I, II and III plants have an installed capacity of 3,161 MW. CADAFE is the largest electricity distribution company in Venezuela, covering approximately 90% of the country. ENELVEN, ENELBAR and ENELCO are smaller vertically-integrated electric companies. ENELVEN serves Zulia State on the western coast of Lake Maracaibo, ENELCO serves the eastern coast of Lake Maracaibo and ENELBAR serves the Barquisimeto area of Lara State. EDC is the largest privately-held electric company, serving over 1,000,000 customers. The majority of EDC’s customers reside in Caracas and its suburbs.

The installed capacity of Venezuela’s electric power sector on December 31, 2003 was 20,399 MW. More than 95% of Venezuela’s population has access to electric power. Annual demand for electric power in Venezuela increased by 0.2% in 2003. Currently, parts of Venezuela are experiencing episodes of power interruption due to limited electrical power transmission and distribution capacity, which has been exacerbated by an increasing demand.

Electrical power in Venezuela is generated both by hydroelectric plants and thermal plants, with two-thirds being generated by hydroelectric plants. This dependence on hydroelectric power for the generation of a significant percentage of Venezuela’s energy makes the Republic vulnerable to periods of severe drought. The electric sector has been designed such that thermal plants would begin producing electricity when the hydroelectric plants were not producing enough electricity to meet demand. Because of the recent growing demand for electricity, Venezuela has been required to utilize thermal power for primary generation. However, prior reliance on hydroelectric sources for electricity generation has had the consequence of diverting investment from thermal generation, resulting in an installed base of thermal capacity that is not adequate to cover demand during periods of drought.

The Government is attempting to address this structural problem through medium-term investment. Specifically, plans have been put into place to ration electric power, improve the capacity and efficiency of existing electric power plants, invest in new hydroelectric and thermal generation plants, purchase additional electrical power, curtail the illegal use of electric power and reduce current demand. Although Venezuela is taking steps to diversify and improve its electricity generation base, these measures may not be adequate to avoid energy shortages, which could result in significant social, economic and political repercussions.

Economic growth in Venezuela will require the expansion of the electric power sector. In order to meet anticipated demand growth, the Government contemplates emphasizing further development of hydroelectric power and the use of natural gas as a raw material for electric power generation.

The Regulatory Framework

Until recently, Venezuela did not have a unified body of law that regulated the electric power sector. Historically, three Presidential decrees set forth the methodology for determining tariff rates and established the principal regulatory bodies. Other sources of electric power sector regulation have included certain municipal laws, resolutions passed by MEM and MPC, and the law reforming the Ley Orgánica Sobre Concesiones de Obras Públicas y Servicios Públicos Nacionales, or the National Concessions Law, as well as laws of general application.

On December 31, 2001, the Ley Orgánica del Servicio Eléctrico, or the Electricity Law, was enacted. The Electricity Law mandates the separation of the electric sector in Venezuela into generation, transmission, national dispatch, distribution and commercialization.

Under the Electricity Law, upon the effectiveness of the implementing regulations, no single entity will be permitted to engage in more than one of the activities set forth above, with the exception that generation or distribution companies may also engage in commercialization activities. Subject to prior approval by MEM, any person or entity may undertake the generation and commercialization of electricity. However, the Electricity Law reserves the development of hydroelectric generation facilities on the Caroní, Paragua and Caura rivers for state-owned companies, such as EDELCA.

The Electricity Law exempts self-generation activities from regulation. It also contemplates the opening of generation activities to competition, principally by allowing consumers of more than 5 MW per year to purchase electricity freely in the market. In addition, the Electricity Law requires that companies engaged in transmission and distribution activities obtain formal concessions from MEM.

The Electricity Law contemplates the creation of a centralized, state-owned company, the Centro Nacional de Gestión de Servicio Eléctrico, to administer the dispatch of electricity nationwide by coordinating, controlling and supervising the generation and transmission activities of Venezuela’s public and private electric utility companies and developing and administering the wholesale market for electricity in Venezuela.

The Government believes the development of a wholesale market for electricity in Venezuela will facilitate block sales of electricity among generation and distribution companies, commercializers and large clients.

The Electricity Law also contemplates the creation of the Comisión Nacional de Energía Eléctrica, a single regulatory authority for Venezuela’s electricity sector. The entity, which will be an autonomous agency within

MEM, will supervise and enforce compliance with the Electricity Law, promote the development of competition in the areas of generation and commercialization of electricity and establish norms for electricity sales to the public and tariff rates that electric utility companies may charge the public.

Tariff Rates

On January 28, 1999, MEM and MPC published the pliego tarifario, or the Tariff Regime, which established a new tariff rate regime for the electric sector in Venezuela. The Tariff Regime contains basic tariff rates applicable to energy sold by the various electric utility companies in Venezuela during each year from 1999 through 2002. The Tariff Regime is designed to gradually eliminate the cross subsidy that has existed between residential tariff rates and industrial and general tariff rates in Venezuela.

In 2003, MEM planned to establish a new tariff regime according to a new economic model, which currently is being reviewed. The Executive Branch has extended the 2002 Tariff Regime that was used in 2002, until the new tariff regime is approved.

The Telecommunications Sector

The Government views the growing telecommunications sector as a major target for foreign investment. In response to interest in this sector, the Government has defined its short, middle and long-term goals in its Plan Nacional de Telecomunicaciones, the national telecommunications plan.

In the short term, the Government has focused on establishing a regulatory framework for infrastructure, interconnection, number portability and Internet services, creating an National ID center, selling licenses for advanced telecommunications services and converting 86% of the telephone network from analog to digital lines. To that end, in June 2000 the Government approved the Ley Orgánica de Telecomunicaciones, referred to as the Telecommunications Law, in response to the trend toward liberalization and modernization announced by the Government in its national telecommunications plan. The law seeks to establish a transparent procedure for allocating licenses for telecommunications services and introduce effective competition in the market upon the elimination of the monopoly for the provision of basic telephone service, which was held by Compañía Anónima Nacional Teléfonos de Venezuela, referred to as CANTV, until November 2000. In addition, the law provides for the connection of new entrants to existing networks and number portability for users switching their telephone service provider, regulates the allocation of radio spectrum and provides the general framework for satellite communications services.

CONATEL is the governmental agency that regulates and surveys competition in the telecommunications market. One of CONATEL’s main goals is to broaden the general public’s access to telecommunications services. To achieve this goal, CONATEL created a universal service fund dedicated to the provision of service to areas without access to telecommunications services. The universal service fund reached approximately U.S.$92.5 million by the end of 2003.

Despite the economic and political difficulties of the country, the telecommunications sector had a 1.9% growth rate in 2003, as compared to 2002. The mobile telecommunications market has experienced substantial growth since its origin in 1989.

The Government’s long-term plan includes, among other things, the development of new telecommunications infrastructure, services and content, the promotion of competition within the industry and the consolidation of Internet access.

THE FINANCIAL SYSTEM

Banco Central

Banco Central, which is wholly owned by the Republic, is Venezuela’s central bank and its currency-issuing bank. The 1999 Constitution grants Banco Central, for the first time in its history, constitutional authority as an independent legal entity with autonomy to exercise its delineated powers. The main purpose of Banco Central is to control inflation and maintain the stability of the Bolivar. Under the 1999 Constitution, Banco Central is prohibited from underwriting, cosigning or guaranteeing any debt of the Republic. In addition, Banco Central is required to provide the National Assembly an account of its actions, goals and results achieved as well as certain periodic reports to the National Assembly which describe the current status of the macroeconomic variables of the economy. The National Assembly must approve Banco Central’s budget.

Banco Central is governed by a board of seven members, five of whom, including the President of Banco Central, are appointed by the President of the Republic.

On October 3, 2001, a new Central Bank Law became effective. This law superseded the previous Central Bank Law dated as of December 4, 1992. A purpose of the new Central Bank Law is to coordinate the regulations and activities of Banco Central with the provisions of the Constitution and to thus promote economic development in a more cohesive manner. Significant amendments between the old and new Central Bank Laws include the following: (1) Banco Central will implement policies established through coordination with the Ministry of Finance; (2) Banco Central will no longer necessarily be designated as the exclusive financial agent of the Republic; and (3) Banco Central’s operating budget must be approved by the National Assembly. Furthermore, pursuant to the Constitution, the new Central Bank Law provides that the Government and Banco Central will execute an agreement establishing annual macroeconomic policies, which agreement must be consistent with the Government’s economic policies. For more information concerning the macroeconomic policies, refer to “The Venezuelan Economy—Economic Policy and Legislation—Macroeconomic Coordination.” The policies set forth in this agreement must be disclosed to the public once the annual budget has been approved by the National Assembly. Additionally, the new Central Bank Law also provides for the expansion of control of the Superintendency of Banks over certain activities of Banco Central.

Under the new Central Bank Law, Banco Central’s statutory functions include:

•	formulating and executing monetary policy;

•	participating in the design of exchange rate policy;

•	executing exchange rate policy;

•	regulating credit and interest rates in the financial system;

•	centralizing and administering the Republic’s international monetary reserves;

•	overseeing the performance of the Republic’s payments system and establishing its operating regulations;

•	participating, regulating and executing operations in the gold market; and

•	issuing, on an exclusive basis, Venezuelan currency.

An amendment to the Central Bank Law came into effect on October 18, 2002 which provided that the amount of Banco Central income to be transferred to the Government must be calculated every six months, rather than annually, and must be transferred to the Government within the six-month period following the date of each such calculation. For more information regarding transfers made from the National Treasury to Banco Central, refer to “The Venezuelan Economy—Foreign Trade and Balance of Payments—Banco Central Transfers”.

Monetary Policy

Historically, Banco Central has conducted an active monetary policy that has supported the Government’s economic adjustment plans. Banco Central utilized open-market operations with respect to its own instruments issued initially through the Caracas Stock Exchange and later by means of an auction mechanism. The placement of zero coupon bonds and TEMs progressively replaced Banco Central’s money desk as a primary mechanism of monetary regulation and became an efficient means of moderating the increase of monetary aggregates. However, the Government’s increased use of Bolivar-denominated debt instruments somewhat served to reduce Banco Central’s open-market operations during 2000. Banco Central’s use of rediscount and loan mechanisms decreased as a result. However, economic circumstances during the second half of 2001, 2002 and the beginning of 2003 prompted an increase in the level of Banco Central’s open-market transactions.

The table below sets forth the changes in monetary aggregates for the periods indicated:

	M2		Monetary Base
		In billions		In billions
	In billions	of 1997	In billions of	of 1997
	of nominal	Constant	nominal	Constant
Year	Bolívares	Bolívares	Bolívares	Bolívares
1999	12,740.8	7,016.2	4,909.8	2,703.8
2000	16,284.6	7,905.9	5,790.8	2,811.3
2001	16,976.4	7,340.2	6,478.3	2,801.1
2002	19,573.4	6,449.9	7,701.1	2,537.7
2003	30,836.0	7,995.6	11,274.4	2,923.4

Source:	Banco Central.

During 1999, the decrease in inflation and relatively higher levels of international reserves allowed Banco Central to exercise a less restrictive monetary policy. The increase in the CPI for 1999 was 20.0%, compared to 29.9% for 1998. Accordingly, Banco Central reduced the maturities on its certificates of deposit and TEMs from an average of 197 days at the beginning of 1999 to an average of 52 days by the end of 1999. This strategy allowed Banco Central to gradually reduce the yield on its TEMs from 36.9% on December 31, 1998 to 11.6% on December 31, 1999.

In 2000, the Government began to increase its participation in the domestic capital markets through the issuance of Bolivar-denominated debt instruments. Consequently, during 2000 the Government reduced its overall financing costs as the interest rates on Bolivar-denominated debt instruments decreased. In addition, Banco Central was able to discontinue the use of TEMs as the Government’s increased issuance of Bolivar-denominated debt instruments reduced excess liquidity in the domestic currency markets, which in turn reduced the need for Banco Central’s continued monetary intervention.

During 2001, Banco Central intervened in the foreign currency markets more frequently than in 2000 in order to defend the value of the Bolivar. As a result, international reserves at Banco Central decreased by approximately U.S.$3.6 billion between December 2000 and December 2001, and totaled approximately U.S.$12.3 billion (excluding amounts deposited into the Stabilization Fund) at December 31, 2001. At the same date, the balance in the Stabilization Fund was approximately U.S.$6.3 billion, an increase of approximately U.S.$1.7 billion from December 31, 2000.

This intervention on the part of Banco Central continued during 2002, due primarily to the rapid devaluation of the Bolivar during that period. International reserves at Banco Central decreased by approximately U.S.$293 million between year-end 2001 and year-end 2002, totaling approximately U.S.$12.0 billion (excluding amounts deposited into the Stabilization Fund) at December 31, 2002. At the same date, the balance in the Stabilization Fund was approximately U.S.$2.9 billion, a decrease of approximately U.S.$3.4 billion from December 31, 2001.

The national work stoppage that began in December 2002 exacerbated the devaluation of the Bolivar against the U.S. dollar. This general work stoppage decreased Venezuelan oil exports and tax revenues, and the political instability surrounding the situation created a strong demand for U.S. dollars. This resulted in a further devaluation of the Bolivar as compared to the U.S. dollar, which declined to a low of Bs.1,853 = U.S.$1.00 on January 22, 2003. This significant devaluation of the Bolivar prompted President Chávez to suspend foreign exchange transactions in order to protect the level of Venezuelan international reserves until the Government could present an alternative exchange control mechanism. Foreign exchange transactions were suspended for approximately two weeks. A new exchange control regime became effective on February 5, 2003, which included a single foreign exchange rate (Bs.1,596 = U.S.$1.00 (purchase) and Bs.1,600 = U.S.$1.00 (sale)). On February 5, 2004, the Ministry of Finance and Banco Central changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.1,920.00 = U.S.$1.00. For more information, refer to “The Venezuelan Economy—Exchange Control Regime”.

The following table sets out Venezuela’s interest rates, by quarter, for the periods indicated:

	Interest Rates
				Banco
	Short-Term	Long-Term	90-Day	Central	Basic
	(Commercial	(Mortgage	CDs	Discount	Inflation
Year and Quarter	Banks)	Banks)	Deposit Rate	Rate	Rate (1)
	(in % per annum)(2)
1999
First Quarter	40.13%	27.89%	31.30%	60.00%	22.52%
Second Quarter	32.79	25.21	22.62	55.00	20.13
Third Quarter	30.38	22.13	14.21	38.00	16.85
Fourth Quarter	26.68	n.a.	16.95	38.00	20.67
2000
First Quarter	26.47%	17.96%	16.00%	38.00%	12.67%
Second Quarter	25.08	30.49	19.27	38.00	15.57
Third Quarter	25.80	20.79	14.35	38.00	15.01
Fourth Quarter	24.21	20.63	15.39	38.00	10.55
2001
First Quarter	19.38%	25.00%	13.21%	38.00%	9.03%
Second Quarter	21.15	20.48	13.54	32.00	15.45
Third Quarter	27.84	34.19	16.31	37.00	14.27
Fourth Quarter	28.57	n.a.	19.22	37.00	10.50
2002
First Quarter	48.87%	n.a.	29.60%	46.00%	31.31%
Second Quarter	40.71	n.a.	35.16	37.00	23.28
Third Quarter	31.78	n.a.	25.96	38.50	50.98
Fourth Quarter	33.25	n.a.	26.44	40.00	21.29
2003
First Quarter	34.45%	n.a.	23.64%	39.00%	43.19%
Second Quarter	26.16	n.a.	17.92	32.00	23.66
Third Quarter	23.78	n.a.	15.85	28.50	19.57
Fourth Quarter	21.15	n.a.	14.10	28.50	23.20
2004(3)
First Quarter	18.88%	n.a.	12.39%	28.50%	27.93%

(1)	Based on the CPI calculated by annualizing forward cumulative quarterly inflation rates.

(2)	Interest rates are calculated using averages during the relevant period. The interest rate average is calculated based on the data of the six largest commercial banks of the Venezuelan financial system.

(3)	Preliminary figures.

n.a.:	Not available. (The mortgage banks did not report operations of mortgage credits during the period indicated.)

Source:	Banco Central.

The following table sets out total outstanding loans and long-term investments by quarter by public and private financial institutions for the periods indicated:

							Total Credit
							of the
	Commercial		Mortgage				Financial		Percentage
Year and Quarter	Bank Credit		Bank Credit		Other(1)		System(2)		Change(3)
	(in millions of Bolívares)
1999
First Quarter	Bs.	5,889,029	Bs.	56,832	Bs.	1,089,115	Bs.	7,034,976	11.00%
Second Quarter		5,835,520		56,606		1,086,819		6,978,945	1.94
Third Quarter		6,014,460		47,066		1,073,266		7,134,792	6.10
Fourth Quarter		6,651,684		50,598		1,336,263		8,038,545	15.29
2000
First Quarter	Bs.	6,769,596	Bs.	51,473	Bs.	1,369,210	Bs.	8,190,279	16.42%
Second Quarter		7,224,026		53,030		1,405,251		8,682,307	24.41
Third Quarters		7,637,685		59,693		1,349,175		9,046,553	26.79
Fourth Quarter		8,350,969		60,080		1,483,473		9,894,522	23.09
2001
First Quarter	Bs.	8,667,259	Bs.	46,719	Bs.	791,060	Bs.	9,505,038	16.05%
Second Quarter		8,880,310		45,426		720,029		9,645,765	11.10
Third Quarter		9,043,296		44,189		772,823		9,860,308	9.00
Fourth Quarter		10,310,042		34,813		463,501		10,808,356	9.24
2002
First Quarter	Bs.	9,182,936	Bs.	34,925	Bs.	365,465	Bs.	9,583,326	0.82%
Second Quarter		9,192,174		19,870		336,313		9,548,357	(1.01)
Third Quarter		9,744,608		21,591		331,949		10,098,148	2.41
Fourth Quarter		10,406,551		21,089		324,901		10,752,541	(0.52)
2003
First Quarter	Bs.	9,460,274	Bs.	13,764	Bs.	313,152	Bs.	9,787,190	2.13%
Second Quarter		8,911,220		14,274		268,078		9,193,572	(3.72)
Third Quarter		9,495,851		13,068		268,205		9,777,124	(3.18)
Fourth Quarter		11,494,468		756		263,888		11,759,112	9.36
2004
First Quarter	Bs.	12,744,756	Bs.	1,206	Bs.	267,638	Bs.	13,013,600	32.97%

(1)	Includes finance companies and savings and loan institutions.

(2)	Excludes Banco Central.

(3)	From the corresponding quarter of the previous year.

Source: Banco Central.

Financial Institutions

The Superintendency of Banks is responsible for banks and credit unions. Its functions include inspection, supervision and control.

The Superintendency of Banks also regulates individuals, companies and institutions that conduct or purport to conduct operations that are subject to authorization under the General Law of Banks and Other Financial Institutions. FOGADE, which was established in 1985, insures deposits up to Bs.4 million per depositor. FOGADE also assists in the recovery and stabilization of financial institutions through lending assistance.

Some of Venezuela’s largest banks announced their intention to merge following the enactment of the Ley de Fusiones, referred to as the Merger Law, on February 28, 2001. The purpose of the Merger Law was to strengthen banks’ capital bases and increase their competitiveness by stimulating merger activity among smaller banks. The Merger Law provides for the Superintendency of Banks to approve merger proposals and to grant priority to mergers of specialized financial institutions, savings and loan associations and commercial banks resulting in universal banks.

In June 2004, the Venezuelan financial system consisted of:

•	52 financial institutions, which included 17 universal banks;

•	16 commercial banks;

•	5 investment banks;

•	2 mortgage banks;

•	2 development banks;

•	1 leasing company;

•	3 savings and loan associations;

•	2 money market funds; and

•	4 special law-regulated banks.

Universal banks were required by law to have a minimum paid-in capital of Bs.23.3 billion by December 31, 2001. Additionally, commercial banks were required to have a minimum paid-in capital of Bs.9.3 billion by December 31, 2001. Banks are also required to meet certain capital adequacy requirements, such as a minimum 12% ratio of net worth to assets and contingent operations and a minimum 10% ratio of net worth to total assets. As of December 31, 2003, all of the operating Venezuelan universal and commercial banks met both of the minimum capital adequacy requirements that the Government adopted as a more stringent modification of the Basle Standards.

A partial reform to the General Law of Banks and Other Financial Institutions was enacted by law-decree on November 13, 2001. The purpose of the reform was to further strengthen the banking system and guarantee its stability. The amended law raises the upper limit of the amount of insured deposits to Bs.10 million per depositor in the same financial group, provides for rules regarding trust operations, allows investment banks to carry out trust activities and provides an administrative process for adjudicating public complaints with respect to banks. The amendments also eliminate the ability of FOGADE to provide financial assistance to ailing banks. The amended law establishes new criteria for determining affiliations with respect to financial groups. Related entities of troubled banks are also subject to intervention or liquidation. The amended law also established new minimum paid-in capital requirements.

Additionally, the law, as amended, creates two new types of special banks, namely development banks and second-tier banks, which would be primarily dedicated to the promotion of microenterprise development. The Superintendency of Banks is now authorized to issue special rules governing the accounting of credits extended to such enterprises.

The amended law also regulates electronic banks and grants to the Superintendency of Banks the power to enact special standards regulating loans from electronic banks.

Securities Markets

The Caracas Stock Exchange is currently the only securities market in Venezuela, with 46 issuers and 54 securities registered as of December 2003. Historically, trading on the Caracas Stock Exchange has been composed of trades in stocks and bonds. In September 2001, the exchange began to allow trades in short-term debt instruments, such as commercial paper.

The Central Bank was an active participant in the Caracas Stock Exchange until 1999 when it established its own payments and securities clearance and settlement system. Since December 2001, the Ministry of Finance has become an active participant in the Caracas Stock Exchange through the issuance of Vebonos, a new instrument consisting of public sector bonds issued to pay certain benefits due to public sector university professors.

In 2003, the Caracas Stock Exchange had a total trading volume of U.S.$1.0 billion, representing U.S.$190 million in stocks, U.S.$68 million in ADRs, U.S.$243 million in private sector debt securities and U.S.$46 million and U.S.$464 million in public sector Brady Bonds and Vebonos, respectively. The individual stocks with the highest trading volume were CANTV, Mercantil Servicios Financieros, C.A. and Banesco Banco Universal.

The Caracas Stock Exchange posts trading information, such as price, volume and transaction activity for listed securities during trading hours. Pricing information includes high, low and average sales prices. The Caracas Stock Exchange also publishes three indices for equity securities. The principal stock index is the Indice Bursátil Caracas, referred to as IBC. The IBC tracks the share prices of 15 major companies and is calculated in a manner similar to that used by the S&P 500. The other indices focus on the industrial and financial sectors.

The total market capitalization of the companies listed on the Caracas Stock Exchange as of December 31, 2003 was approximately U.S.$6.8 billion, or 7.9% of GDP. From December 31, 2002 to December 31, 2003, the total market capitalization increased in absolute terms from U.S.$4.0 billion to U.S.$6.8 billion.

The CNV authorized the opening of a commodities exchange on May 19, 1999. Trading on this exchange commenced in October 1999 and, as of December 31, 2003, the cumulative trading volume totaled U.S.$2.2 billion.

In the past, Venezuelan stock exchanges have experienced substantial market price fluctuations. Factors contributing to such fluctuations include changes in the overall state of the Venezuelan economy and adverse political developments, together with merger activity among domestic companies and take-overs of domestic companies by foreign corporations. Compared to other stock markets in Latin America, the Venezuelan stock market is among the smallest in terms of market capitalization and trading volume.

The Caracas Stock Exchange can suspend dealing in any listed security if the price of the security varies by 20% or more during a trading session.

Market Regulation

The CNV must authorize all Venezuelan companies before they legally offer equity or debt securities to the Venezuelan public. In order to offer securities to the public in Venezuela, an issuer must meet certain CNV requirements regarding assets, operating history, management and other matters.

All outstanding securities of such companies must also be registered with the CNV and approved by the relevant stock exchange. The CNV must approve the application for listing of a security before it is listed on a stock exchange. The CNV also requires issuers to file unaudited quarterly financial statements and audited annual financial statements with the applicable stock exchanges and the CNV.

Since September 1, 1994, the CNV has required any company issuing debt in Venezuela to obtain a rating from two independent rating agencies registered with the CNV. However, as of April 4, 2002, and for any company that issues commercial paper (debt issues ranging from 15 days to 360 days), the CNV may reduce the requirement from two independent rating agencies to one, depending upon the market conditions at that time.

In September 2002, the CNV changed certain regulations relating to securitization of assets in order to expand opportunities for companies to obtain financing.

The Capital Markets Law and the rules issued by the CNV provide a regulatory structure for the Venezuelan securities industry. The Capital Markets Law was amended in October 1998 to conform the Venezuelan securities market to international standards. In addition to setting standards for brokers, the law empowers the CNV to regulate public offerings and trading of securities. In January 1999, the CNV promulgated regulations governing the activities of broker-dealers and brokerage houses. The CNV has also promulgated regulations requiring issuers of securities to file information regarding the issuer, its management and its significant shareholders to ensure transparency in capital markets transactions and public tender offers.

PUBLIC FINANCE

General Description of Accounts and Entities

The Ministry of Finance is responsible for preparing the budget and administering the Government’s finances. The Ministry of Finance is required to submit a proposed budget to the National Assembly each year. The National Assembly may change items in the proposed budget so long as authorized expenditures do not exceed projected revenues. Nevertheless, actual expenditures in any given year may exceed revenues for that year as a result of differences in the timing of receipts and expenditures. The budget must include appropriations to be distributed to the states and the federal district in accordance with a prescribed formula. No taxes may be levied, money borrowed or expenditures made unless authorized by law. In addition to budgeted expenditures contained in the legislatively-approved budget, the Government may increase expenditures, including allocations for debt service obligations, during the course of the year with the approval of the National Assembly. However, total expenditures may not exceed actual revenues.

All revenues and expenditures are budgeted and recorded on a cash basis. The Ministry of Finance is responsible for collecting public revenues. Various ministries and agencies of the Central Government are responsible for implementing the budget. For example, the Comptroller General is the agency in charge of national revenues, expenditures and assets and related operations. The functions of that office include control, supervision and auditing. The Comptroller General is appointed for a period of seven years by, and is accountable to, the National Assembly.

The consolidated public sector is divided, in general terms, into two parts: the Central Government and the decentralized state institutions. The decentralized state institutions are corporations that are majority or wholly owned by the Government.

Taxation

The Organic Tax Code

The Código Orgánico Tributario, referred to as the Organic Tax Code, was approved in 1991 and amended in 1992, 1994 and 2001. The Organic Tax Code increased penalties on overdue tax payments and made tax avoidance a criminal offense. The Ministry of Finance, with assistance from the World Bank and the IADB, has developed a tax collection program aimed at decreasing income tax evasion.

The new Organic Tax Code became effective on October 17, 2001. Some of the reforms in the new legislation include: (1) the authorization for the future creation of a law which would grant power to municipalities to create, modify or eliminate taxes; (2) the adoption of the “substance over form” approach in tax administration; (3) the consent to the passing on of tax responsibilities from a target company to the acquiring company in a merger; and (4) the disallowance of offsets of income tax credits against monthly payables under the VAT. The amendments have also changed the rate of interest for unpaid tax obligations. Interest on unpaid tax obligations now equal the average of the lending rate of the six largest commercial banks, multiplied by a factor of 1.2.

In addition, the reforms increased the penalties imposed on various tax offenses and set forth new categories of tax violations in order to deter tax evasion. Breaches of substantive obligations under the new Organic Tax Code result in increased penalties, while offenses potentially leading to imprisonment have been broadened in scope. For example, new fines have been introduced both for the failure to pay taxes as well as for the late payment of taxes, and criminal penalties have been established for tax fraud. In addition, withholding agents who intentionally fail to remit taxes withheld within three business days following payment are now subject to imprisonment for two to four years.

Furthermore, the amended Organic Tax Code now permits taxpayers to enter into advance pricing agreements with the tax authorities to establish the value of transactions between affiliated enterprises.

Procedural rules have also been amended. Under the new Organic Tax Code, judicial tax appeals do not suspend the effects of a tax assessment, except in cases where the taxpayer demonstrates that non-suspension will cause irreparable damages or when the appeal is based on “sound arguments of law”. In contrast, the filing of an administrative tax appeal will suspend payments required by an assessment but not interest on the assessment. Furthermore, it is now expressly stated that the opinions of the tax authority with respect to a particular issue may not be appealed to the tax courts.

Income Tax

The Central Government is the only entity in Venezuela with the authority to tax income. As a percentage of Central Government revenues, income tax revenues in 1984 Constant Bolívares were 29.2% in 2000, 21.8% in 2001, 13.6% in 2002 and 14.7% in 2003.

The petroleum industry provided 71.9% of total income tax revenues in 2000, 56.0% of total income tax revenues in 2001, 30.6% of total income tax revenues in 2002 and 42.7% of total income tax revenues in 2003.

Venezuelan income tax is payable by both natural persons and legal entities. The base of income upon which a person or entity may be taxed includes worldwide income. Certain Governmental entities, educational institutions, charitable institutions and funds, as well as certain other individuals and entities, are exempt from Venezuelan income tax. Additionally, the President, in conjunction with the Council of Ministers, has the power to exempt from the payment of taxes certain sectors or industries that are believed to be of particular importance to national or regional development. Natural persons are taxed at a rate from 6% up to 34%, depending on income level, with certain tax rebates for lower-income households. Corporations are taxed at a rate from 15% up to 34%, except for those engaged in the petroleum industry, which are taxed at a special rate determined by the Hydrocarbons Law. For more information on this law, refer to “Principal Sectors of the Venezuelan Economy—Petroleum and Natural Gas—New Hydrocarbons Law”.

The inability of the Government to rely on sources of financing other than petroleum revenues has made it difficult to establish a positive balance in the consolidated public sector accounts and has contributed to the general instability of the Venezuelan economy as a whole. Because the development of a more diversified economy with a greater capacity for and a high volume of non-traditional exports can only be accomplished in the medium-term, the Government has attempted to increase the base of non-petroleum tax revenues.

Value-Added Tax

In May 1999, the Government passed legislation establishing the VAT to replace the then existing sales tax. The VAT applies to sales of all goods and services throughout the chain of distribution, except certain exempted items such as food, medicine, telephone, gas and other utilities. Initially, the VAT was set at a rate of 15.5%, except on the island of Margarita, where the applicable rate was 8.0%. On August 1, 2000, however, the VAT rate was decreased from 15.5% to 14.5%, and the island of Margarita was exempted from the VAT altogether. During 2000 and 2001, the Central Government generated revenues from the VAT of approximately Bs.3.4 trillion and Bs.3.7 trillion, respectively.

The VAT was amended again on August 30, 2002. This amendment, among other things: (1) increased the VAT rate to 16%; (2) eliminated the concept of the income threshold below which one is exempt from paying this tax, effectively transforming it into a universal tax; (3) eliminated the exemption for certain goods currently exempt from this tax; and (4) imposed an additional 10% tax on certain luxury items. The Central Government generated revenues of approximately Bs.4.8 trillion in 2002 and Bs.6.5 trillion in 2003 from the VAT.

In July 2004, the National Assembly amended the VAT again, reducing the rate from 16% to 15%, which became effective in September 2004.

Tax on Bank Debits

In May 1999, the Government instituted a tax on all bank debits, such as withdrawals from savings or checking accounts. This tax was assessed at a rate of 0.50% on the value of each applicable transaction and expired in

May 2000. The Central Government generated a total of approximately Bs.803.5 billion in extraordinary revenues as a result of this tax. This tax was effectively reinstituted in March 2002 with the enactment of a new bank debit tax, which had a term of one year. This tax was initially assessed at a rate of 0.75% on the value of each applicable transaction and increased to 1.00% on August 21, 2002.

The bank debit tax was amended again in March 2003. This amendment revised the assessment rate of the tax as follows: (1) 1.00% of the value of each applicable transaction until June 30, 2003; (2) 0.75% from July 1, 2003 until December 31, 2003; and (3) 0.50% from January 1, 2004 until March 12, 2004, at which point the tax would have expired. On March 11, 2004, the bank debit tax was amended. This amendment extended the application of the bank debit tax until December 31, 2004 at a rate of 0.5%. As amended, certain withdrawals from saving accounts will be exempt from the bank debit tax. Financial transactions undertaken by certain Government entities are also exempt from this tax. Cooperative associations are now exempt from this tax as well under certain circumstances. The tax on bank debits generated revenues in the amount of Bs.1.5 trillion, or 1.3% of GDP, during 2003, which represented approximately 13.1% of the gross revenues collected by SENIAT.

Customs

A law was passed by the National Assembly in January 2002 to modernize Venezuela’s customs operations, which is currently being implemented throughout Venezuela. Automated customs operations, referred to as the SIDUNEA system, have already been put into effect in the following ports of entry: Marítima de La Guaira, San Antonio del Táchira and Subalternate of Ureña, Merida, Principal Maracaibo, Subalternate of Chinita, Principal de Puerto Cabello and Principal de Valencia. It is projected that during the second semester of 2003 and the first semester of 2004, the new system will also be installed in the following ports of entry: Maiquetía, El Guamache, Puerto Sucre, Las Piedras, Güiria, Guanta, Centro Occidental, Maturín, Ciudad Guayana and Puerto Ayacucho. By April 2003, the first group of modern ports using the new SIDUNEA system represented 65.2% of customs revenues compared to the revenue from all other ports of entry.

In addition, Venezuelan customs authorities have obtained special equipment for non-intrusive inspections of cargo containers in an effort to curtail drug trafficking and customs fraud. In March 2002, the Comisión Presidencial de Lucha Contra el Fraude Aduanero (Presidential Commission Against Customs Fraud) was formed. This commission is made up of several representatives of both the public and private sector who are interested in preventing contraband and customs fraud. Together they have drafted the Anti-Contraband Bill, which employs the use of more severe penalties and expands the scope of actions that may be taken by authorities to curtail contraband.

The Tax-Pardoning Law

In 2001, the National Assembly approved a tax-pardoning law, which established a system for the voluntary payment of overdue tax obligations through tax pardons, payment plans and opportunities to submit returns for previous years in which no returns were filed or to correct previously submitted returns. Depending on when the taxpayer applied for a pardon, once the taxpayer agreed to pay a specified percentage of his tax obligation, the remaining tax liability, including fines and interest, was pardoned. Under the law, the following are not pardonable tax liabilities: income taxes, luxury taxes, value-added taxes that have been already calculated or noted by tax agents; customs duties; banking or financial debits; debts subject to liens or attachments; and debts against which proceedings have been initiated and against which goods have already been attached. The tax-pardoning law generated additional revenues of Bs.113.2 billion, or 1.1% of GDP, in 2002.

SENIAT

In August 1994, the Government established SENIAT, an independent agency within the Ministry of Finance, to administer tax and customs collections. The objectives of the SENIAT include:

•	increasing the level of non-oil tax revenues to 10.0% of GDP;

•	reducing tax evasion by 0.5% of GDP;

•	improving customs duty collections;

•	promoting the modernization of the Venezuelan tax code system;

•	developing a “tax culture”; and

•	consolidating the organization of the SENIAT to promote efficiency in its collections.

At December 31, 2000, gross revenues administered by SENIAT represented 8.2% of GDP. During 2000, gross revenues from the VAT totaled Bs.3.4 trillion, or 51.0% of gross SENIAT revenues; gross revenues from the tax on bank debits totaled Bs.291.4 billion, or 4.3% of gross SENIAT revenues; income taxes collected totaled Bs.1.4 trillion, or 21.3% of gross SENIAT revenues; customs duty collections totaled Bs.1.1 trillion, or 16.5% of gross SENIAT revenues; and taxes from liquor, cigarettes, matches, revenue stamps, bingo parlors and casinos totaled Bs.489.4 billion, or 7.3% of gross SENIAT revenues.

At December 31, 2001, gross revenues administered by SENIAT represented 8.6% of GDP. During 2001, gross revenues from the VAT totaled Bs.4.0 trillion, or 52% of gross SENIAT revenues; income taxes collected totaled Bs.1.8 trillion, or 24% of gross SENIAT revenues; and taxes from liquor, cigarettes, matches, revenue stamps, bingo parlors and casinos totaled Bs.524.6 billion, or 7% of gross SENIAT revenues.

At December 31, 2002, gross revenues administered by SENIAT amounted to Bs.10.8 trillion, or 9.3% of GDP. During 2002, revenues generated from the VAT totaled Bs.4.8 trillion, or 44% of gross SENIAT revenues; income taxes collected totaled Bs.2.6 trillion, or 24% of gross SENIAT revenues; and taxes from liquor, cigarettes, matches, revenue stamps, bingo parlors and casinos totaled Bs.712 billion, or 6.6% of gross SENIAT revenues.

As of December 31, 2003, gross revenues administered by SENIAT amounted to Bs.15.1 trillion, or 11.0% of GDP. During 2003, revenues collected from the VAT totaled Bs.6.5 trillion, or approximately 42.8% of gross SENIAT revenues; income taxes collected totaled Bs.4.6 trillion, or 30.4% of gross SENIAT revenues; and taxes from liquor, cigarettes, matches, revenue stamps, bingo parlors and casinos totaled Bs.2.1 billion, or 13.7% of gross SENIAT revenues.

Revenues and Expenditures

Central Government

The Central Government’s revenues consist of tax revenues and non-tax revenues, such as petroleum royalties and dividends from state-owned companies. The Central Government’s expenditures consist primarily of operating expenditures, such as salaries, interest payments and purchases of goods and services, transfers to state and local governments and the private sector and capital expenditures.

As a percentage of Central Government revenues, non-tax revenues in 1984 Constant Bolívares accounted for 36.2% in 2000, 45.2% in 2001, 37.9% in 2002 and 40.0% in 2003.

Petroleum royalties provided 59.4% of non-tax revenues in 2000, 32.9% of non-tax revenues in 2001, 76.7% of non-tax revenues in 2002 and 78.8% of non-tax revenues in 2003.

Dividends accounted for 20.3% of non-tax revenues in 2000, 40.7% of non-tax revenues in 2001, 37.6% of non-tax revenues in 2002 and 29.5% of non-tax revenues in 2003.

In 2001, the Central Government’s revenues increased to Bs.121.6 billion in 1984 Constant Bolívares from Bs.113.9 billion in 1984 Constant Bolívares in 2000. This increase was due primarily to increases in dividends. The Central Government’s expenditures for 2001 also increased to Bs.147.0 billion in 1984 Constant Bolívares from Bs.123.3 billion in 1984 Constant Bolívares for 2000. The increase in expenditures was due primarily to increases in capital expenditures. As a result of the foregoing factors, the Central

Government accounts recorded a deficit for 2001 of Bs.25.5 billion in 1984 Constant Bolívares, or 4.2% of GDP, compared to a deficit of Bs.9.4 billion in 1984 Constant Bolívares, or 1.6% of GDP, for 2000.

During 2002, the Central Government’s revenues decreased to Bs.118.0 billion in 1984 Constant Bolívares from Bs.121.6 billion in 1984 Constant Bolívares in 2001. This decrease was due primarily to decreases in tax revenues and dividends. The Central Government’s expenditures for 2002 also decreased to Bs.137.0 billion in 1984 Constant Bolívares from Bs.147.0 billion in 1984 Constant Bolívares for 2001. The decrease in expenditures was due primarily to decreases in the salaries of Government employees and a reduction in current transfers to both the public and private sectors. As a result of the foregoing factors, the Central Government accounts recorded a deficit of Bs.19.0 billion in 1984 Constant Bolívares, or 3.5% of GDP, for 2002, compared to a deficit of Bs.25.5 billion in 1984 Constant Bolívares, or 4.2% of GDP, for 2001.

In 2003, the Central Government’s revenues totaled Bs.113.3 billion in 1984 Constant Bolívares and the Central Government’s expenditures totaled Bs.134.6 billion in 1984 Constant Bolívares. As a result, the Central Government accounts recorded a deficit of Bs.21.3 billion in 1984 Constant Bolívares, or 4.3% of GDP, for 2003.

The following table sets forth the revenues, by source, and expenditures, by sector, of the Central Government for the periods indicated:

Venezuela Central Government Revenues and Expenditures

	Year Ended December 31,
	1999		2000		2001		2002(1)		2003(1)
	(in billions of 1984 Constant Bolívares)
Central Government
Total Revenues	Bs	96.80	Bs	113.91	Bs	121.56	Bs	117.99	Bs	113.30
Current Revenues		96.80		113.88		121.56		117.99		113.30
Tax Revenues		69.75		72.68		66.65		56.54		54.67
Petroleum Sector		11.84		23.87		14.86		4.89		7.10
Other		57.92		48.82		51.80		51.65		47.57
Non-tax Revenues		27.04		41.20		54.91		44.66		45.27
Petroleum Royalties		14.82		24.46		18.06		34.24		35.69
Other		3.18		8.37		14.50		10.42		9.58
Dividends		9.04		8.38		22.35		16.79		13.34
Capital Revenues		0		0		0		0		0
Total Expenditures		106.12		123.28		147.01		136.99		134.60
Current Expenditures		87.79		99.04		112.75		102.26		100.67
Operating Expenditures		36.19		42.22		50.66		55.50		51.90
Salaries, etc.		18.83		23.73		26.42		22.45		21.70
Interest Payments		14.89		14.35		16.95		24.45		22.74
Purchase of Goods and Services		2.47		4.14		7.29		8.60		7.45
Current Transfers		51.60		56.82		62.09		46.76		48.77
To Rest of Public Sector		44.08		51.39		58.65		45.25		46.67
To Private Sector		4.58		5.42		3.44		1.51		2.11
Quasi-fiscal Operations of Banco Central		2.94		—		—		—		—
Extra-budgetary		1.63		2.94		6.03		6.85		6.20
Current Account Surplus		9.01		14.84		8.81		15.73		12.62
Capital Expenditures		15.97		18.65		25.70		23.70		26.59
Capital Formation		1.24		1.48		3.59		4.60		8.31
Capital Transfers		14.73		17.17		22.11		19.10		18.28
To Public Sector		14.72		17.11		22.04		19.08		18.25
To Private Sector		.01		.06		.07		.02		.02
Financial Investment		.74		2.65		2.52		4.18		1.14
Overall Surplus (Deficit)		(9.32)		(9.38)		(25.45)		(19.00)		(21.31)

As percentage of GDP		(1.7)%		(1.6)%		(4.2)%		(3.5)%		(4.3)%

(1)	Preliminary figures.

Sources:	National Budget Office, referred to as ONAPRE, and Banco Central, except for the years 1998, 1999 and 2000, which were provided by the Ministry of Finance using IMF methodology.

Consolidated Public Sector

The consolidated public sector accounts include the results of decentralized state entities, such as PDVSA and the CVG companies.

During 2001, consolidated public sector revenues decreased to Bs.159.7 billion in 1984 Constant Bolívares from Bs.184.8 billion in 1984 Constant Bolívares in 2000. This decrease was due primarily to a significant decrease in PDVSA’s operating surplus. Consolidated public sector expenditures for 2001 increased to Bs.186.6 billion in 1984 Constant Bolívares from Bs.159.7 billion in 1984 Constant Bolívares for 2000. The increase in expenditures was due primarily to increases in capital expenditures, salaries, purchases of goods and services and interest payments.

As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2001 of Bs.26.9 billion in 1984 Constant Bolívares, or 4.5% of GDP, compared to a surplus of Bs.25.1 billion in 1984 Constant Bolívares, or 4.3% of GDP, for 2000.

During 2002, consolidated public sector revenues decreased to Bs.156.8 billion in 1984 Constant Bolívares from Bs.159.7 billion in 1984 Constant Bolívares in 2001. This decrease was due primarily to decreases in tax revenues. Consolidated public sector expenditures for 2002 also decreased to Bs.162.3 billion in 1984 Constant Bolívares from Bs.186.6 billion in 1984 Constant Bolívares for 2001. The decrease in expenditures was due primarily to decreases in salaries and a reduction in transfers to the private sector. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2002 of Bs.5.5 billion in 1984 Constant Bolívares, or 1.0% of GDP, compared to a deficit of Bs.26.9 billion in 1984 Constant Bolívares, or 4.5% of GDP, for 2001.

During 2003, consolidated public sector revenues totaled approximately Bs.156.7 billion in 1984 Constant Bolívares and consolidated public sector expenditures totaled approximately Bs.155.9 billion in 1984 Constant Bolívares. As a result, the consolidated public sector accounts recorded a surplus for 2003 of approximately Bs.0.8 billion in 1984 Constant Bolívares, or 0.2% of GDP.

The following table sets forth the revenues, by source, and expenditures, by sector, of the consolidated public sector for the periods indicated:

Venezuela Consolidated Public Sector Revenues and Expenditures

	For the Year Ended December 31,
	1999		2000		2001		2002(1)		2003(1)
	(in billions of 1984 Constant Bolívares)
Consolidated Public Sector
Total Revenues	Bs	144.08	Bs	184.80	Bs	159.69	Bs	156.81	$156.74
Tax Revenues		61.90		52.67		55.96		53.41	50.05
Non-tax Revenues		82.18		132.13		103.73		103.40	106.68
Central Government		—		—		—		—	—
PDVSA Operating Surplus		59.98		105.52		72.90		76.23	85.38
FIV Interest and Dividend Income		—		—		—		—	—
Non-financial Public Enterprises		7.76		8.03		3.03		5.75	3.92
Capital Revenues		.32		.25		.28		.01	.01
Other		14.12		18.33		27.52		21.41	17.38
Total Expenditures		140.09		159.68		186.56		162.26	155.91
Current Expenditures		97.20		110.93		122.22		110.44	107.29
Salaries, etc.		21.26		26.14		29.64		24.84	23.69
Purchases of Goods and Services		5.34		7.40		9.50		10.06	9.23
Interest Payments		17.68		17.39		19.87		27.68	25.25
Transfers to Private Sector		10.01		12.47		12.25		8.22	8.59
Central Government (Extra-Budgetary)		1.63		2.94		6.03		5.78	4.92
Central Government Transfers to Unconsolidated Entities		37.67		44.37		50.32		38.31	39.27
Other(2)		5.26		3.17		.65		1.33	1.25
Capital Expenditures		41.26		45.81		58.31		46.04	43.70
Capital Formation		26.68		25.95		34.62		26.22	25.17
Other (Including Transfers to Unconsolidated Entities)		14.59		19.87		23.69		19.82	18.53
Overall Surplus (Deficit)		3.99		25.11		(26.86)		(5.45)	.83
(As percentage of GDP)
Total Revenues		25.5%		31.6%		26.6%		28.7%	31.6%
Total Expenditures		24.8		27.3		31.1		29.7	31.4
Overall Surplus (Deficit)		0.7%		4.3%		(4.5)%		(1.0)%	0.2%

(1)	Preliminary figures.

(2)	Includes other expenditures, exchange losses and quasi-fiscal losses of Banco Central.

Source: Ministry of Finance, using IMF methodology.

2004 Budget

On December 16, 2003, the National Assembly approved the budget for 2004. The 2004 budget, as approved, projected total revenues of approximately U.S.$16.4 billion and total expenditures of approximately U.S.$26.0 billion. The 2004 budget also contemplates a legal limit on borrowing by the Republic of U.S.$9.6 billion, or approximately 10.2% of GDP. The budget for 2004 was based on certain assumptions, including real GDP growth of 6.5%, an average price for the Venezuelan oil basket of U.S.$18.5 per barrel, an average exchange rate of Bs.1,920 = U.S.$1.00 and inflation at a rate of 26%.

2005 Budget

The proposed 2005 budget projects total revenues of approximately U.S.$19.9 billion and total expenditures of approximately U.S.$24.3 billion. The proposed 2005 budget will also contemplate a legal limit on borrowing by the Republic of U.S.$6.7 billion, or approximately 6.6% of GDP. The proposed budget for 2005 was based on certain assumptions, including real GDP growth of 6.7%, an average price for the Venezuelan oil basket of U.S.$22.00 per barrel, an average exchange rate of Bs.1,920 = U.S.$1.00 and inflation at a rate of 18.2%.

PUBLIC DEBT

Overview

In 1976, the Government enacted the Organic Law of Public Credit to create and issue public debt through prior authorization and registration. The Organic Law of Public Credit has been superseded by the entry into force of the LOAFSP.

Public debt is defined to include public issues of bonds and treasury notes in Venezuela and abroad, domestic and foreign direct indebtedness, contracts providing for payments extending beyond the then current fiscal year and guaranties and modifications of existing indebtedness. The types of entities subject to regulation under the LOAFSP include national, state and municipal governments, decentralized state institutions, autonomous government institutions and other public entities, corporate entities controlled directly or indirectly by the public sector and non-profit organizations under the control of the Government.

Standard & Poor’s, Moody’s Investor Services and Fitch all lowered their ratings and outlook with respect to the Republic’s foreign currency-denominated debt in late 2002 or early 2003 (Standard & Poor’s in December 2002; Moody’s and Fitch in January 2003), citing increasing pressure on the Republic’s finances and international reserves due to continued economic disruptions, especially in the petroleum sector. Specifically, Standard & Poor’s, Moody’s and Fitch downgraded their ratings for the Republic’s foreign currency-denominated debt to CCC+, Caa1 and CCC+ (for long-term debt), respectively. In addition, Moody’s changed its outlook for the Republic’s foreign debt to developing, while Standard & Poor’s and Fitch maintained a negative outlook for such debt at that time. Standard & Poor’s subsequently upgraded its outlook on the Republic’s long-term foreign currency-denominated debt from negative to stable in April 2003 and, in July 2003, raised its rating for such debt from CCC+ to B-, citing improved external liquidity stemming from recovering oil production and an improved amortization profile related to the tender offer announced in July 2003. Moody’s and Fitch also subsequently upgraded their respective outlooks for the Republic’s foreign debt to stable (Moody’s in May 2003 and Fitch in June 2003). In addition, Fitch raised its rating for the Republic’s foreign currency-denominated debt to B- in June 2003, citing the Government’s success in restoring oil production levels. In August 2004, Standard & Poor’s upgraded the Republic’s long-term foreign currency-denominated debt rating from B- to B, and in September 2004, Moody’s upgraded its rating from Caa1 to B1 and Fitch upgraded its rating from B- to B+, citing prospective diminished political instability following President Chávez’s victory in the August 15, 2004 referendum coupled with substantial improvements in Venezuela’s external indicators.

Summary of External Debt

At December 31, 2003, Venezuela’s total external public debt was approximately U.S.$24.2 billion. Between December 31, 1999 and year-end 2003, Venezuela’s external public debt increased by approximately U.S.$1.3 billion, or 5.9%.

The following table sets out the composition of Venezuela’s external public debt outstanding at the dates indicated:

	December 31,
	1999	2000	2001	2002	2003(1)
	(in millions of U.S. dollars)
Commercial Bank External Public Sector Debt	$343.0	$329.8	$316.0	$372.9	$363.0
Other External Public Sector Debt	22,477.0	21,484.0	22,277.0	22,076.7	23,798.0
Bonds	16,431.0	15,636.0	16,165.0	15,744.0	17,815.0
Non-restructured	5,871.0	6,018.0	7,454.0	7,762.2	12,000.0
1990 Financing Plan Bonds	10,560.0	9,618.0	8,711.0	7,981.8	5,815.0
Suppliers & Contractors	134.0	87.0	141.0	111.0	86.0
Multilateral Agencies	3,825.0	3,703.0	3,815.0	3,847.6	3,627.0
Bilateral Agencies	2,087.0	2,058.0	2,156.0	2,374.1	2,270.0

Total External Public Sector Debt	$22,820.0	$21,813.8	$22,593.0	$22,449.6	$24,161.0

(1)	Preliminary figures. At the Bolivar/U.S. dollar exchange rate as of December 31, 2003, as provided by Banco Central.

Source: Ministry of Finance.

The following table sets out the scheduled amortizations for Venezuela’s external public debt for each of the years indicated as of December 31, 2003:

	Scheduled Amortization(1)
	(in millions of U.S. dollars)
						2009
	2004	2005	2006	2007	2008	and thereafter
Commercial Bank External Public Sector Debt	$113.1	$144.7	$34.4	$36.6	$28.2	$—
Other External Public Sector Debt	1,499.2	2,271.0	1,098.0	1,186.7	1,805.4	14,742.7
Bonds	498.4	1,322.4	472.1	694.9	1,383.5	13,443.7
Non-restructured	—	824.2	—	315.0	1,363.5	9,497.3
1990 Financing Plan Bonds	498.4	498.2	472.1	379.9	20.0	3,946.4
Suppliers & Contractors	32.0	22.4	9.2	7.2	7.1	8.1
Multilateral Agencies	460.8	422.0	406.2	333.5	319.2	1,217.3
Bilateral Agencies	508.0	504.2	210.5	151.1	95.6	73.6

Total External Direct Public Sector Debt	$1,612.3	$2,415.7	$1,132.4	$1,223.3	$1,833.6	$14,742.7

(1)	Assumes subsequent disbursements from credit facilities entered into as of December 31, 2003.

Source: Ministry of Finance.

The following table sets forth the total outstanding amounts of external debt obligations owed by the indicated state-owned entities which are guaranteed by the Republic as of December 31, 2003:

	By Type of Creditor and Amount Outstanding
	(in millions of U.S. dollars)

Name of Public	Commercial	Bilateral	Multinational	Suppliers
Sector Entity	Banks	Agencies	Organizations	and Contractors	Total
CANTV	$0.0	$55.6	$0.0	$0.0	$55.6
CAMETRO	0.6	52.2	0.0	0.0	52.8
EDELCA	0.0	320.8	468.3	0.0	789.1
ENELVEN	0.0	85.8	0.0	0.0	85.8
FERROMINERA	0.0	16.8	0.0	0.0	16.8
FESILVEN(1)	5.4	0.0	0.0	0.0	5.4
FERROCAR	0.0	196.2	0.0	0.0	196.2

Total	$6.0	$727.4	$468.3	$0.0	$1,201.7

(1)	FESILVEN was privatized in November 1998, but the Republic continued to guarantee its existing debt. This debt is currently being serviced by FESILVEN.

Source: Ministry of Finance.

Internal Public Debt

The Government’s internal public debt as of December 31, 2003 totaled approximately Bs.23.2 trillion, or U.S.$14.5 billion (at the prevailing Bolivar/U.S. dollar exchange rate on that date) compared to approximately Bs.15.4 trillion, or U.S.$11.0 billion (at the prevailing Bolivar/U.S. dollar exchange rate on that date) on December 31, 2002.

The table below sets forth a summary of Venezuela’s internal public debt as of December 31, 2003:

Outstanding as of
Type of Debt	December 31, 2003
(in millions of U.S. dollars)(1)
Treasury Bonds (Bonos del Tesoro)	$1,434.3
Commercial Bank Bonds	13.2
Debt with Banco Central	693.5
National Public Debt Bonds	11,989.5
Promissory Notes(2)	393.0
Other	0.2
Total Internal Debt of the Republic of Venezuela	14,523.7

Internal Debt Issued by Public Entities and Guaranteed by the Republic	2.0
Total	$14,525.7

(1)	At the Bolivar/U.S. dollar exchange rate as of December 31, 2003.

(2)	Issued in domestic market; denominated in foreign currency.

Source: Ministry of Finance.

During 2000 and 2001, the Government refinanced, principally through exchange transactions, certain of its internal debt that was scheduled to mature during such period. The Government entered into exchange transactions with respect to approximately Bs.990.8 billion of its outstanding internal debt, of which approximately Bs.519.8 billion was held publicly and approximately Bs.471.0 billion was held by Banco Central.

The Government’s internal debt securities held by Banco Central were exchanged for new securities maturing in 2005 and 2008. Approximately Bs.150.0 billion and Bs.321.0 billion of such new securities are scheduled to mature in 2005 and 2008, respectively. The new securities issued to Banco Central as part of this exchange are expected to be kept in Banco Central’s inventory for use in connection with repurchase transactions employed by Banco Central as part of its monetary policy. Accordingly, the Government does not expect that a secondary market in such securities will develop. The Government’s internal debt securities held by the general public were exchanged for new securities having maturities ranging from 2002 through 2004. Approximately Bs.374.7 billion and Bs.136.4 billion matured in 2002 and 2003, respectively, and approximately Bs.8.7 billion is scheduled to mature in 2004.

In 2002, the Government refinanced additional internal debt through exchange transactions. Approximately Bs.3.0 billion of outstanding internal debt that was to mature in 2002 through 2005 was exchanged for new securities having maturities ranging from 2004 through 2007. These exchange transactions extended the average maturity of the exchanged securities by 20 months. Approximately Bs.700 million, Bs.1.0 billion, Bs.700 million and Bs.800 million of these new securities are scheduled to mature in 2004, 2005, 2006 and 2007, respectively.

In November 2003, the Government closed a domestic debt exchange in which Venezuela swapped approximately Bs.190 billion of domestic debt coming due on November 10, 2003 for comparable notes maturing between May 2004 and October 2005, for an average maturity extension of 15 months.

On October 1, 2003, the Republic completed a transaction, referred to as the BANDES Exchange, pursuant to which it issued to BANDES EURO-denominated and U.S. dollar-denominated notes that formed a single series with certain existing note issues of the Republic in exchange for promissory notes previously issued by the Republic to BANDES. The promissory notes exchanged by BANDES totaled U.S.$554.1 million in aggregate principal amount, bore interest at rates ranging from 5% to 10.5% per annum and matured on various dates between September 2003 and April 2008. For information regarding the notes issued by the Republic in connection with the BANDES Exchange, refer to the table in “—Capital Market Issues of Public External Debt”.

On December 31, 2002, the Republic entered into a trust agreement appointing BIV, a state-owned bank, as trustee over property consisting of certain promissory notes or pagarés issued by the Republic on December 31, 2002. A total of four pagarés payable to BIV, bearing interest at 14.5% per annum and maturing on June 30, 2004 were placed in the trust. The aggregate principal amount of the four pagarés was U.S.$1.5 billion. Beneficial interests in the pagarés were subsequently transferred from time to time to the Republic’s various project contractors and suppliers of goods and services in lieu of payment in cash under the underlying commercial contracts. In October 2003, the Republic entered into exchange agreements pursuant to which it issued U.S.$388.5 million in aggregate principal amount of its 10.75% Notes due 2013 to several of its contractors, suppliers or their assignees in exchange for U.S.$369.1 million in aggregate principal amount of their beneficial interests in such pagarés. For information regarding the notes issued by the Republic in connection with this transaction, refer to the table in “—Capital Market Issues of Public External Debt”.

The Government currently is contemplating various alternatives to refinance its outstanding internal indebtedness, including through voluntary exchange transactions involving new issues of internal and external debt.

Multilateral Borrowings and Subscriptions

The Government has entered into credit agreements with several multilateral institutions, including:

•	financing from the IADB covering a wide spectrum of initiatives relating to structural adjustment, public sector reform, educational improvements, health reform, infrastructure enhancements and environmental protection, of which approximately U.S.$1.3 billion was outstanding at December 31, 2003;

•	loan agreements with the World Bank, of which U.S.$335.1 million was outstanding as of December 31, 2003; and

•	several loan agreements with CAF, of which U.S.$1.4 billion million was outstanding as of December 31, 2003.

Venezuela is one of the founding members of the IMF. As of December 31, 2003, its subscription to the IMF, which corresponds to its quota, was SDR 2.7 billion or U.S.$3.8 billion. Venezuela’s subscription to the capital of the World Bank was U.S.$2.4 billion at December 31, 2003. Of this amount, U.S.$167.4 million has been disbursed as of December 31, 2003. The balance of Venezuela’s subscription is callable only if required by the World Bank to meet its obligations for funds borrowed or loans guaranteed by it. This amount is payable at the option of Venezuela in either gold, U.S. dollars or the currency required to discharge the obligations for which the call is made. In addition, Venezuela is a member of the other World Bank Group affiliates, International Finance Corporation, or IFC, with subscriptions of U.S.$27.6 million, and MIGA, with subscriptions of U.S.$15.4 million, in each case at December 31, 2003.

Venezuela’s subscription to the capital of the IADB was U.S.$5.7 billion at December 31, 2003, one of the largest subscriptions of the bank’s Latin American members. Of this amount, U.S.$219.4 million had been paid in cash as of December 31, 2003, and the balance is callable if required to meet the bank’s obligations. Venezuela’s contribution to the IADB’s Fund for Special Operations is U.S.$433.1 million. Venezuela is a member of CAF with subscriptions of capital totaling U.S.$875.0 million, of which U.S.$568.8 million has been paid in cash as of December 31, 2003. Venezuela is also a member of Banco de Desarrollo del Caribe, with subscriptions of capital totaling U.S.$20.6 million, of which U.S.$5.0 million had been paid in cash as of December 31, 2003.

The Debt Crisis 1983-1988

The Government began discussions in 1983 with a bank advisory committee of creditor banks to seek an orderly restructuring of Venezuela’s public sector external debt as part of the broader debt crisis in Latin America. On February 26, 1986, the Government and its creditor banks entered into 13 restructuring agreements covering the restructurable debt of the public sector of Venezuela, which equaled approximately U.S.$21.1 billion.

Shortly thereafter, the Government experienced a sharp and unexpected drop in petroleum prices, which prompted the Government and its creditor banks to execute amendments to the restructuring agreements. On September 18, 1987, the parties agreed to modify the amortization schedule for such debts in accordance with the then existing expectations for Venezuela’s foreign exchange earnings. The restructured debt bore interest at a margin of 7/8 of 1% over selected funding rates. The amendments became effective on November 13, 1987.

On December 30, 1988, at the Government’s request, the Government met with Venezuela’s bank advisory committee. The Government presented its major economic and financial plans and intentions regarding its future external financing.

1990 Financing Plan

In June 1990, the Government, along with its bank advisory committee, announced the principal terms of a financing plan, referred to as the 1990 Financing Plan. The 1990 Financing Plan provided for the exchange of medium-term commercial bank debt for a variety of options featuring debt and debt service reduction or new money, including collateralized short-term notes, collateralized bonds and new money bonds.

The 1990 Financing Plan, structured along the lines of the Brady initiative, contemplated that all eligible debt would be exchanged for one or more of the options. Funds for the acquisition of collateral for the options came from the IMF, the World Bank, Venezuela’s own resources and other external sources.

The 1990 Financing Plan was consummated on December 18, 1990. Pursuant to the 1990 Financing Plan, holders of eligible debt exchanged such debt for one or more of the options offered under the 1990 Financing Plan. The options under the 1990 Financing Plan included the New Money Option, Collateralized Short-Term Notes Option, Collateralized Principal Option and Front-Loaded Interest Reduction Option.

The bonds issued under the 1990 Financing Plan were in several different currencies. The New Money Bonds and Debt Conversion Bonds were issued in U.S. dollars, Deutsche marks and Pounds sterling. The Short-Term

Notes were issued in U.S. dollars. The Par Bonds were issued in U.S. dollars, Deutsche marks, French francs, Italian lire and Swiss francs. The Discount Bonds were issued in U.S. dollars and Deutsche marks, and the Front-Loaded Interest Reduction Bonds were issued in U.S. dollars, Deutsche marks, Swiss francs and Pounds sterling. The bonds denominated in Deutsche marks, French francs, and Italian lire are now being serviced in Euros.

All of the bonds other than those issued in Deutsche marks are listed on the Luxembourg Stock Exchange. Bonds issued in Deutsche marks are listed on the Frankfurt Stock Exchange. The Government issued bonds under all of the options, other than the Short-Term Notes Option and New Money (Series B) Option. The Short-Term Notes and New Money Bonds, Series B, were issued by Banco Central.

The following table sets out a summary of the main features of the obligations issued by Venezuela and Banco Central pursuant to the 1990 Financing Plan:

					Debt
Option	Interest Rate	Tenor	Collateral	Discount	Allocated(1)
Short-Term Notes(2)	13-Week U.S. Treasury Bill Rate	91 days (3)	100% face value of notes collateralized with U.S. Treasury Bonds	55%	U.S.$1,411	7.2%
Discount Bonds (4)	LIBOR + 13/16%	30 yrs.	Principal-zero coupon bond; interest-14 months in escrow	30%	U.S.$1,810	9.2%
Par Bonds (4)	6.75%	30 yrs.	Principal-zero coupon bond; interest-14 months in escrow	None	U.S.$7,457	37.8%

	Years %
Front-Loaded	1 & 2 5%	17 yrs.	12 months interest in escrow until 1995	None	U.S.$3,028	15.3%
		7 yrs. grace
Interest	3 & 4 6%	7 yrs. grace
Reduction	5 7%
Bonds(4)	6-17 LIBOR + 7/8%
New Money Bonds
Series A:	LIBOR + 1%	15 yrs.		None	n.a.	n.a.
		7 yrs. grace
Series B(2):	LIBOR + 7/8%	15 yrs.		None	n.a.	n.a.
		7 yrs. grace
Debt Conversion		17 yrs.
Bonds	LIBOR + 7/8%	7 yrs. grace		None	U.S.$6,033	30.5%

(1)	Expressed in millions of U.S. dollars and as a percentage of Eligible Debt as of the effective date of the 1990 Financing Plan.

(2)	Issued by Banco Central.

(3)	Matured on January 17, 1991.

(4)	Interest rates for Front-Loaded Interest Reduction Bonds and interest rates and interest collateral for the Par and Discount Bonds are with respect to U.S. dollar-denominated bonds.

n.a.:	Not applicable.

Sources:	Ministry of Finance and Banco Central.

In September 1997, the Government completed the issuance of U.S.$4.0 billion in principal amount of its 9.25% Global Bonds due 2027 in exchange for U.S.$4.4 billion in principal amount of its U.S. dollar-denominated Par and Discount Bonds due 2020 issued under the 1990 Financing Plan. As a result of this exchange, collateral totaling U.S.$1.3 billion pledged in favor of the Par and Discount Bonds was released to the Government. The Government applied this collateral to reduce its outstanding indebtedness to Banco Central. The Government incurred that indebtedness to purchase the collateral for the Brady Bonds. As a result, the Republic was able to reduce its total indebtedness to Banco Central by 47.4%.

On August 8, 2003, the Republic, through a public tender offer, repurchased approximately U.S.$1.7 billion aggregate principal amount of its Front-Loaded Interest Reduction Bonds, New Money Bonds and Debt Conversion Bonds. The Republic paid for the bonds it repurchased in the tender offer with the proceeds of a U.S.$1.5 billion issuance of its 5 3/8% Notes due 2010 to local investors, who paid for the securities in Bolívares. For more information regarding the Republic’s 5 3/8% Notes due 2010, refer to the table in “—Capital Market Issues of Public External Debt”.

Capital Market Issues of Public External Debt

Over the past 40 years, despite the debt crisis that prompted the restructuring of its commercial bank debt, Venezuela has paid on a current basis in accordance with the terms of the relevant agreements the full amount of principal and interest due on all publicly-issued bonds and notes in the international capital markets. Prior to the consummation of the 1990 Financing Plan, the percentage of Venezuela’s external debt represented by obligations issued in the international capital markets was very small, approximately 5.6% at December 31, 1989. Venezuela’s debt structure has shifted as a result of the 1990 Financing Plan and subsequent issues of capital markets instruments such that international capital markets obligations now constitute the major portion, approximately 73.7%, of Venezuela’s total external debt as of December 31, 2003.

The following table sets out a summary, as of December 31, 2003, of the principal features of the long-term outstanding bonds and notes publicly issued in external capital markets other than the bonds issued pursuant to the 1990 Financing Plan, the main features of which are set forth under “1990 Financing Plan” above.

	Currency	Original	Principal	Interest	Initial Issue		Maturity
Security	of Issue(1)	Issue Size	Outstanding	Rate(2)	Date		Date	Target Market
		(Millions)
ROV 9.125%	U.S.$	315	315	9.125%	June 97		June 07	Euromarket
ROV 9.25%	U.S.$	4,000	4,000	9.25%	Sept. 97		Sept. 27	United States
ROV 13.625%	U.S.$	753	753	13.625%	Aug. 98	(3)	Aug. 18	United States
ROV DM-7.375%	DM	180	180	7.375%	Oct. 98		Oct. 08	Germany
ROV €-10.50%	€	500	500	10.50%	Mar. 00		Mar. 05	Euromarket
ROV €-11.00%	€	880	880	11.00%	Mar. 01	(4)	Mar. 08	Euromarket
ROV ¥ FRN’08	¥	17,926	17,926	¥LIBOR +5.93%	Mar. 01		Mar. 08	Euromarket
ROV €-11.125%	€	348	348	11.125%	July 01	(5)	July 11	Euromarket
ROV 13.625%	U.S.$	300	300	13.625%	Sept. 01		Aug. 18	United States
ROV FRN ‘05	U.S.$	200	200	LIBOR +11%	Oct. 02		Oct. 05	Euromarket
ROV 5.375%	U.S.$	1,500	1,500	5.375%	Aug. 03		Aug. 10	Euromarket
ROV 10.75%	U.S.$	1,559	1,559	10.75%	Sept. 03	(6)	Sept. 13	Euromarket
ROV 7.00%	U.S.$	1,000	1,000	7.00%	Dec. 03		Dec. 18	Venezuela

(1)	Notes issued in Deutsche marks are now being serviced in Euros.

(2)	Interest is paid on a semi-annual basis except on the issues denominated in Deutsche marks and Euro on which interest is paid annually and the issue denominated in ¥ on which interest is paid quarterly.

(3)	U.S.$500 million in aggregate principal amount of these notes was issued initially for cash in August 1998. In connection with the BANDES Exchange, 2003 the Republic issued an additional U.S.$252.8 million in aggregate principal amount of these notes, which form a single series with the U.S.$500 of these notes issued in 1998.

(4)	€700 million in aggregate principal amount of these notes was issued for cash in three separate tranches during 2001. In connection with the BANDES Exchange, the Republic issued an additional €180 million in aggregate principal amount of these notes, which form a single series with the €700 million of these notes issued in 2001.

(5)	€250 million in aggregate principal amount of these notes was issued initially for cash in July 2001. In connection with the BANDES Exchange, the Republic issued an additional €94.3 million in aggregate principal amount of these notes, which form a single series with the €250 million of these notes issued in 2001.

(6)	U.S.$700 million in aggregate principal amount of these notes was issued initially for cash on September 19, 2003. On October 23, 2003, the Republic issued an additional U.S.$858.5 million in aggregate principal amount of these notes, which form a single series with the U.S.$700 million of these notes issued in September 2003. The additional issuance was divided between a cash offer to international investors in an aggregate principal amount of U.S.$470 million and an exchange tranche pursuant to which the Republic issued U.S.$388.5 in aggregate principal amount of these notes in exchange for beneficial interests in pagarés previously issued by the Republic and held by certain of its contractors, suppliers or their assignees. For more information regarding the exchange tranche, refer to “—Internal Public Debt”.

Source: Ministry of Finance.

External Private Sector Debt

From March 1989 to July 1994, private sector entities were not required to register their foreign currency denominated indebtedness. As a result, the Government had no official record of any inflows or outflows of private sector indebtedness. Upon the implementation of foreign exchange controls in July 1994, the Government established a procedure for private sector entities to register their foreign currency indebtedness and apply for access to foreign exchange. Commencing in the third quarter of 1994, private sector entities were permitted to register their outstanding foreign currency debt with the Unidad de Registro de la Deuda Externa Privada, and thereafter the Oficina Técnica de Administración Cambiaria. As of November 1995, the Unidad de Registro de la Deuda Externa Privada estimated that total private external debt was U.S.$5 billion. On April 15, 1996, the Government announced the elimination of exchange controls. Between that date until the implementation of exchange controls in early 2003, private sector entities had not needed to obtain governmental authorization to obtain foreign currency. For more information, refer to “The Venezuelan Economy—Exchange Control Regime” for a description of the exchange controls currently in effect in Venezuela.

Commercial Bank and Supplier Public External Debt

In recent years, the Government has entered into credit agreements with various foreign commercial banks and suppliers of goods and services in order to finance projects and to procure goods and services. In many cases, the Government’s obligations under such credit agreements are guaranteed by non-commercial risk insurance provided by Ex-Im Bank and other bilateral agencies of the OECD countries. Following the Government’s imposition of exchange controls in the first quarter of 2003, on April 17, 2003, Ex-Im Bank announced that it would not approve additional guaranties to Venezuela for the sale of U.S. goods to public and private purchasers.

TABLES AND SUPPLEMENTARY INFORMATION

I. Venezuela’s Funded Internal Debt (as of December 31, 2003)

				Issued Amount		Outstanding Amount
Internal Direct Debt of the Republic	Interest Rate	Issuance Date	Final Maturity	(Millions of U.S.$)		(Millions of U.S.$)
Commercial Bank Loans	Various	Dec. 95-Feb. 00	Jan. 01-Feb. 05	39.4		13.2

Debt with Banco Central
Debt to Equity Conversion Bonds
Decreto 1051, Emisión 2, 1990	(1)	June 1990	August 2003	7.1		7.1
Decreto 1398, Emisión 3, 1990	(1)	December 1991	December 2001	0.5		0.5
Decreto 2057, Emisión 4, 1991	(1)	December 1991	June 2000	8.8		8.8
Decreto 2490, Emisión 1, 1988	(1)	September 1988	December 2000	0.4		0.4
Decreto 3120, Emisión 6, 1993	(1)	August 1993	August 2003	6.4		6.4

				23.2		23.2
BCV Debt Refinancing Bonds	(1)	August 2000	August 2005	93.8		93.8
BCV Debt Refinancing Bonds	(1)	March 2001	March 2008	200.6		200.6
BCV Debt Refinancing Bonds	(1)	July 1997	July 2015	3,688.0		378.7

				4,005.6		696.2
National Public Debt Bonds
(Deuda Pública Nacional-DPN)
Resident Bonds	LIBOR + 1%	1983	18 years	950.0		82.2
Deuda Pública Nacional (DPN) (a)	(1)	1986	7-9 years	19.9		3.4
Deuda Pública Nacional (DPN)	(1)	1998	2-5 years	349.3		40.0
Deuda Pública Nacional (DPN)	(1)	2000	2-5 years	2,686.0	(b)	763.5
Deuda Pública Nacional (DPN)	(1)	2001	2-5 years	3,815.7	(b)	1,317.8
Deuda Pública Nacional (DPN)	(1)	2002	1-7 years	8,576.9	(b)	3,996.4
Deuda Pública Nacional (DPN)	(1)	2003	1-6 years	6,744.1	(b)	5,786.2

				23,141.9		11,989.5

Promissory Notes	Fixed	2001		93.7		0.0
	Fixed	2002		904.3		229.6
	Fixed	2003		1,159.5		84.4

				2,157.5		314.0
Global Notes	Fixed	2003	1-7 years	15.0		0.0

Other				0.2		0.2

Total Internal Direct Debt of the Republic				29,344.7		13,013.4

Internal Debt of Public Sector Entities Guaranteed by the Republic				2.1		2.0

Total Internal Debt				29,346.8		13,015.5

(a)	Funds deposited at Banco Central to pay outstanding balances not claimed by the holder.

(b)	Authorized amount.

Source:     Ministry of Finance.

II.	Venezuela’s Floating Internal Direct Debt (as of December 31, 2003)

				Issued Amount	Outstanding Amount
Internal Direct Debt of the Republic	Interest Rate	Issuance Date	Final Maturity	(Millions of U.S.$)	(Millions of U.S.$)
Treasury Bonds
(Letras del Tesoro)
Decreto 2262, Emisión 64	(1)	January 2003	Less than 364 days	1,562.5	1,448.8

				1,562.5	1,448.8

III. Venezuela’s Funded External Direct Debt (as of December 31, 2003)(1)

					Principal Amount
					Issued Amount
					(Millions of	Outstanding Amount
					Original	(Millions of
	Interest Rate	Issue Date	Final Maturity	Currency	Currency)(2)	U.S.$)(3)
Multilateral Organizations:
Inter-American Development Bank	Variable	1985-1991	2000-2015	U.S.$	1,011.3	476.1
	Variable	1992	2012	U.S.$	437.3	223.5
	Variable	1993	2013-2018	U.S.$	605.3	591.1
	Variable	1994	2014	U.S.$	211.0	123.1
	Variable	1995	2015	U.S.$	139.8	59.7
	Variable	1996	2021	U.S.$	52.0	50.8
	Variable	1997	2017-2020	U.S.$	46.8	31.9
	Variable	1998	2013-2023	U.S.$	370.9	351.5
	Variable	2000	2024	U.S.$	120.0	38.9
	Variable	2001	2021	U.S.$	75.0	2.2
	Variable	2002	2021-2027	U.S.$	80.5	3.1
	Variable	2003	2008	U.S.$	5.0	—

					3,154.9	1,951.9
World Bank	Variable	1989-1991	2004-2007	U.S.$	1,547.5	200.9
	Variable	1992-1994	2006-2008	U.S.$	515.5	150.9
	Variable	1995-1997	2010-2013	U.S.$	207.2	113.8
	Variable	1998	2015	U.S.$	60.7	8.3
	Variable	2000	2024	EURO	18.8	8.4
	Variable	2001	2024	U.S.$	35.9	2.0

						484.3
Corporación Andina de Fomento	Variable	1995-2003	2001-2010	U.S.$	1,844.4	771.3

					1,844.4	771.3
FIDA	8%	1988-1992	2003-2005	SDR	19.2	0.3
	Variable	1997	2011	SDR	8.3	0.7
	Variable	2002	2011	SDR	9.8	0.3

					37.3	1.3
Bilateral Agencies:
Various Creditors	Variable	1988-1991	1994-2004	CAD	112.7	1.4
Various Creditors	Variable	1993-1994	1998-2007	CAD	93.5	13.1
Various Creditors	Variable	1998	2000-2006	EURO	8.0	2.6
Various Creditors	Variable	2000	2002-2007	EURO	116.6	92.5
Various Creditors	Variable	2001	2002-2030	EURO	328.1	310.2
Various Creditors	Variable	2002	2005-2015	EURO	381.2	18.5
Various Creditors	Variable	2003	2004-2015	EURO	151.6	—
Various Creditors	Variable	1992	1994-2004	U.S.$	75.2	1.8
Various Creditors	Variable	1993-1994	1995-2023	U.S.$	365.9	55.3
Various Creditors	Variable	1995-1998	1997-2013	U.S.$	1,634.5	501.7
Various Creditors	Variable	1999	2000-2030	U.S.$	198.1	148.9
Various Creditors	Variable	2000	2001-2012	U.S.$	562.7	296.8
Various Creditors	Variable	2001	2002-2015	U.S.$	479.1	244.0
Various Creditors	Variable	2002	2004-2015	U.S.$	841.8	40.5
Various Creditors	Variable	2003	2004-2018	U.S.$	421.0	—
Various Creditors	Variable	2002	2004-2015	NOK	133.4	—
Various Creditors	Variable	1989-1991	1992-2005	YEN	70,997.4	40.4

						1,767.7
Commercial Banks:
Various Creditors	Variable	1998-1999	1999-2007	CHF	34.8	19.7
Various Creditors	Variable	1998	2001-2010	EURO	269.8	192.0
Various Creditors	Variable	2000	2001-2007	EURO	72.8	37.1
Various Creditors	Variable	2001	2001-2004	EURO	37.5	1.6
Various Creditors	Variable	2002	2003-2011	EURO	236.7	49.5
Various Creditors	Variable	2003	2004-2007	EURO	41.3	—
Various Creditors	Variable	1995	1996-2007	U.S.$	15.4	4.1
Various Creditors	Variable	1996	1997-2008	U.S.$	219.6	36.7
Various Creditors	Variable	1997	1998-2005	U.S.$	99.8	4.2
Various Creditors	Variable	1998	1999-2013	U.S.$	303.0	84.8
Various Creditors	Variable	1999	1999-2006	U.S.$	27.6	1.0
Various Creditors	Variable	2000	2001-2007	U.S.$	156.5	2.8
Various Creditors	Variable	2001	2001-2013	U.S.$	401.5	3.0
Various Creditors	Variable	2002	2002-2009	U.S.$	153.5	3.3
Various Creditors	Variable	2003	2004-2018	U.S.$	182.0	100.0

						539.8

					Principal Amount
					Issued Amount
					(Millions of	Outstanding Amount
					Original	(Millions of
	Interest Rate	Issue Date	Final Maturity	Currency	Currency)(2)	U.S.$)(3)
Suppliers and Contractors:
Various Creditors	Variable	1999	2000-2007	U.S.$	24.4	4.1
Various Creditors	Variable	2000	2000-2007	U.S.$	91.8	13.0
Various Creditors	Variable	2001	2001-2006	U.S.$	19.9	2.8
Various Creditors	Variable	2002	2003-2008	U.S.$	96.2	17.9
Various Creditors	Fixed	2002	2003-2009	U.S.$	137.5	—
Various Creditors	Variable	2003	2004-2006	U.S.$	41.0	—
Various Creditors	Variable	1994-1998	1995-2010	U.S.$	577.2	59.6

					988.0	97.4
Bonds:
DM – 10.00%	10.00%(3)	1998	2008	DM	180.0	115.0
Discount – DM	LIBOR+13/16%	1990	2020	DM	130.8	84.5
Discount – US $(Series A)	LIBOR+13/16%	1990	2020	U.S.$	968.6	734.0
Discount – US $(Series B)	LIBOR+13/16%	1990	2020	U.S.$	211.1	133.0
Par - DM	6.66%	1990	2020	DM	507.7	324.0
Par - French Franc	7.71%	1990	2020	FF	321.4	61.0
Par - Lira	11.30%	1990	2020	IL	318,880.0	206.0
Par - Swiss Franc	4.70%	1990	2020	SSF	100,000.0	47.0
Par - US$(Series A)	6.75%	1990	2020	U.S.$	5,072.0	1,638.3
Par - US$(Series B)	6.75%	1990	2020	U.S.$	1,621.5	719.4
FLIRB – DM	LIBOR + 7/8%	1990	1997-2007	DM	340.9	22.0
FLIRB – Swiss Franc	LIBOR + 7/8%	1990	1997-2007	SSF	153.3	37.0
FLIRB – Pounds Sterling	LIBOR + 7/8%	1990	1997-2007	STG	37.1	20.0
FLIRB - US$(Series A)	LIBOR + 7/8%	1990	1997-2007	U.S.$	1,670.4	350.0
FLIRB - US$(Series B)	LIBOR + 7/8%	1990	1997-2007	U.S.$	938.2	214.0
Debt Conversion - DM	LIBOR + 7/8%	1990	1997-2007	DM	208.5	13.0
Debt Conversion - Pounds Sterling	LIBOR + 7/8%	1990	1997-2007	STG	119.4	17.0
Debt Conversion - US$(Series DL)	LIBOR + 7/8%	1990	1997-2007	U.S.$	5,352.8	1,042.0
Debt Conversion - US$(Series IL)	LIBOR + 7/8%	1990	1997-2008	U.S.$	298.7	100.0
New Money – DM (Series A)	LIBOR + 1%	1990	1997-2005	DM	28.8	—
New Money – Pounds Sterling (Series A)	LIBOR + 1%	1990	1997-2005	STG	28.2	6.0
New Money - US$(Series A)	LIBOR + 1%	1990	1997-2005	U.S.$	409.6	46.0
Global Bonds – 9.125%	9.125%	1997	2007	U.S.$	315.0	315.0
Global Bonds – 9.25%	9.25%	1997	2027	U.S.$	4,000.0	4,000.0
Global Bonds – 13.625% Callable	13.625%	2001	2018	U.S.$	300.0	300.0
Global Bonds – 13.625%	13.625%	1998	2018	U.S.$	752.8	752.8
Global Bonds – 10.500%	10.500%	2000	2005	EURO	500.0	624.0
Global Bonds – 11.000%	11.000%	2001	2008	EURO	880.0	1,099.0
Global Bonds – 11.125%	11.125%	2001	2011	EURO	344.3	430.0
Global Bonds – 7.00%	7.000%	2003	2018	U.S.$	1,000.0	1,000.0
Global Bonds – 5.375%	5.375%	2003	2010	U.S.$	1,500.0	1,500.0
Global Bonds – 10.75%	10.750%	2003	2013	U.S.$	1,559.0	1,559.0
USD FRN 2005	LIBOR + 11%	2002	2005	U.S.$	200.0	200.0
JPY FRN 2008	LIBOR + 5.93%	2001	2008	JPY	17,926.5	150.0

						17,858.5

Total						$23,472.1

(1)	Debt classification by source of finance was adjusted according to the Sistema de Gestión de Deuda system criteria.

(2)	Expressed in units of original currencies.

(3)	Debt incurred in currencies other than U.S. dollars at the respective exchange rates as of December 31, 2003.

Source: Ministry of Finance.